As filed with the Securities and Exchange Commission on December 30, 2014
       1933 Act File No. 333-200780
1940 Act File No. 811-22870

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
PRE-EFFECTIVE AMENDMENT NO. ☐
POST-EFFECTIVE AMENDMENT NO. 1

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒
AMENDMENT NO. 5
(CHECK APPROPRIATE BOX OR BOXES)

STONE RIDGE TRUST II
(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

405 LEXINGTON AVENUE, 55TH FLOOR
NEW YORK, NEW YORK 10174
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE:
(855) 609-3680

STONE RIDGE TRUST II
405 LEXINGTON AVENUE, 55TH FLOOR
NEW YORK, NEW YORK 10174
(NAME AND ADDRESS OF AGENT FOR SERVICE)

COPIES OF COMMUNICATIONS TO:

ELIZABETH J. REZA
ROPES & GRAY LLP
800 BOYLSTON STREET
BOSTON, MASSACHUSETTS 02199

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☐  when declared effective pursuant to section 8(c).

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

☐  immediately upon filing pursuant to paragraph (b)

☐  on (date) pursuant to paragraph (b)

☒  60 days after filing pursuant to paragraph (a)

☐  on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐  This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐  This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the  Securities Act registration number of the earlier effective registration statement for the same offering is _______.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

This Registration Statement carries forward the 245,000,000 common Shares of beneficial interest, par value $0.01 per share, of the Registrant that were previously registered and for which $314,707.61 of registration fees were paid.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the Prospectus in this Registration Statement is a combined prospectus and also relates to Registration Statement File No. 333-190021, dated October 30, 2013 and Registration Statement File No. 333-200780, dated December 5, 2014, each as amended, previously filed by the Registrant on Form N-2. This Prospectus will also be used in connection with sales of securities registered by the Registrant under those registration statements. This Registration Statement and the registration statements amended hereby will be collectively referred to as the “Registration Statement.”

Prospectus Stone Ridge Trust II Stone Ridge Reinsurance Risk Premium Interval Fund Commonhares

The Fund. Stone Ridge Reinsurance Risk Premium Interval Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares (“Shares”).

Investment Objective. The Fund’s investment objective is to achieve long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategy. The Fund will pursue its investment objective primarily by investing in reinsurance-related securities, including event-linked bonds, shares or notes issued in connection with quota shares (“Quota Share Notes”), shares or notes issued in connection with excess-of-loss, stop-loss or other non-proportional reinsurance (“Excess of Loss Notes”), shares or notes issued in connection with industry loss warrants (“ILW Notes”) and, to a lesser extent, event-linked swaps, equity securities (publicly or privately offered) and the derivatives of equity securities of companies in the reinsurance and insurance industry (collectively, “reinsurance-related securities”). Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in reinsurance-related securities. Reinsurance-related securities typically are below investment-grade (commonly referred to as “junk bonds”). Accordingly, a significant portion of the Fund’s portfolio will be invested in high yield, high risk debt securities.

Investment Adviser. The Fund’s investment adviser is Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”). As of December 31, 2014, Stone Ridge managed approximately $[  ] billion of assets.

●	You will not have access to the money you invest for an extended period of time.

●	You will not be able to sell your shares regardless of how we perform.

●	Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

●	We do not intend to list our shares on any securities exchange and we do not expect a secondary market in our shares to develop.

●	We have implemented a share repurchase program, but the Fund is required to repurchase only 5% of its outstanding shares per quarter.

●
Our distributions may be funded from the proceeds of this offering or borrowings, which may constitute a return of capital to you and would reduce the amount of capital available to the Fund for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

●
Our distributions may also be funded from the waiver or payment of certain expenses by our Adviser that will be subject to repayment in the future. The repayment of any amounts owed to the Adviser will reduce the future distributions to which you would otherwise be entitled.

The Fund will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

An investment in the Fund’s Shares should be considered speculative and involving a high degree of risk, including the risk of a substantial loss of investment. See “Risk Considerations,” beginning on page [  ], to read about the risks you should consider before buying Fund Shares, including the risk of leverage.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Fund’s common Shares are sold at a public offering price equal to their net asset value per share and are not subject to any charge as of the date of this Registration Statement. See “Summary of Fund Expenses” and “Shareholder Guide—How to Buy Shares.”

The date of this prospectus is February 28, 2015

Interval Fund. The Fund has an interval fund structure pursuant to which the Fund, subject to applicable law, will conduct quarterly repurchase offers typically for 7.5% of the Fund’s outstanding Shares at net asset value (“NAV”), subject to approval of the Board of Trustees, and in all cases such repurchases will be for at least 5% and not more than 25% of the Fund’s outstanding Shares. In connection with any given repurchase offer, it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. The Fund’s Shares are not listed and the Fund does not currently intend to list its Shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the Shares. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders, you should consider the Shares to be illiquid.

Investment in the Fund involves substantial risks. The Fund is generally sold to (i) institutional investors, including registered investment advisers (RIAs), that meet certain qualifications and have completed a training program provided by the Adviser; (ii) clients of such institutional investors; and (iii) certain other eligible investors. The minimum initial account size is $15 million, subject to certain exceptions. See “Investment Minimums.” Investors should carefully consider the Fund’s risks and investment objectives, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. The reinsurance-related securities in which the Fund invests are considered “high yield” or “junk bonds.” It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age, and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. Before investing in the Fund, an investor should read the discussion of the risks of investing in the Fund in the “Investment objective, policies and risks” section beginning on page [  ] of this prospectus.

This prospectus sets forth concisely information you should know before investing in the common Shares. You should read this prospectus carefully before deciding to invest in the Fund and you should retain it for future reference. A Statement of Additional Information dated February 28, 2015, as it may be amended, containing additional information about the Fund, has been filed with the SEC. The Statement of Additional Information, annual and semi-annual reports to shareholders and other information about the Fund can be obtained without charge by calling (855) 609-3680 or by visiting www.stoneridgefunds.com. A table of contents to the Statement of Additional Information is located at page [  ] of this prospectus. This prospectus incorporates by reference the entire Statement of Additional Information. The Statement of Additional Information, as well as material incorporated by reference into the Fund’s Registration Statement and other information regarding the Fund, are available: at the SEC’s public reference room in Washington, DC (call (202) 942-8090 for information on the operation of the reference room); from the EDGAR database on the SEC’s internet site (www.sec.gov); upon payment of copying fees by writing to the SEC’s public reference section, Washington, DC 20549-0102; or by electronic mail at publicinfo@sec.gov. The Fund’s address is 405 Lexington Ave, 55th Floor, New York City, NY 10174.

Shares of the Fund do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

An investor should not construe the contents of this prospectus as legal, tax or financial advice. You should consult your own professional advisors as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

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PROSPECTUS SUMMARY

This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund’s common Shares. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information (“SAI”). In particular, you should carefully read the risks of investing in the Fund’s common Shares, as discussed under “Investment objective, policies and risks—Risk Considerations.”

The Fund

Stone Ridge Reinsurance Risk Premium Interval Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares (the “Shares”). The Fund is operated as an “interval fund” (as defined below). An investment in the Fund may not be appropriate for all investors.

Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”) is the Fund’s investment adviser.

The Offering

The Fund’s Shares are offered on a continuous basis at net asset value (“NAV”) per Share. The Fund may close at any time to new investments and, during such closings, only the reinvestment of dividends by existing shareholders will be permitted. The Fund may re-open to new investment and subsequently close again to new investment at any time at the discretion of the Adviser. Any such opening and closing of the Fund will be disclosed to investors via a supplement to this prospectus.

The Fund is made available for investment on a priority basis to a group of investors (the “Consortium”) who have entered into an arrangement with the Adviser. If capacity allows, once orders are fulfilled for the Consortium, the Fund is then made available for investment by other investors. The Fund may also prioritize and allocate capacity to the Consortium upon any subsequent re-opening of the Fund. The Consortium members do not have any special rights to offering price, dividends or liquidation. The Consortium is expected to consist of a selected group of registered investment advisers who have discretionary authority to invest on their clients’ behalf and with whom the Adviser has a long-standing relationship.

The Fund’s Shares are offered through Quasar Distributors, LLC (the “Distributor”), as the exclusive distributor. The minimum initial investment is $15 million, subject to certain exceptions. The Fund reserves the right to reject a purchase order for any reason. See “Shareholder Guide—How to Buy Shares.” Shareholders will not have the right to redeem their Shares. However, as described below, in order to provide liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding Shares.

Periodic Repurchase Offers

The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV. Subject to applicable law and approval of the Board of Trustees, the Fund will seek to conduct such quarterly repurchase offers typically for 7.5% of the Fund’s outstanding Shares at NAV. In connection with any given repurchase offer, it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Quarterly repurchase offers occur in the months of January, April, July and October. Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Principal Risks of the Fund—Repurchase Offers Risk.”

Investment Objectives and Policies

The Fund’s investment objective is to achieve long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

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The Fund will pursue its investment objective by investing primarily in reinsurance-related securities, including event-linked bonds, shares or notes issued in connection with quota shares (“Quota Share Notes”), shares or notes issued in connection with excess-of-loss, stop-loss or other non-proportional reinsurance (“Excess of Loss Notes”), shares or notes issued in connection with industry loss warrants (“ILW Notes”) and, to a lesser extent, event-linked swaps, equity securities (publicly or privately offered) and the derivatives of equity securities of companies in the reinsurance and insurance industry (collectively, “reinsurance-related securities”). Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in reinsurance-related securities. Reinsurance-related securities typically are “high-yield” or below investment-grade (commonly referred to as “junk bonds”). Accordingly, a significant portion of the Fund’s portfolio will be invested in high yield, high risk debt securities. High yield securities typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk, speculative characteristics. High yield securities may also include securities that are not rated. The Adviser has broad discretion to allocate the Fund’s assets among these investment categories. The Fund may invest in reinsurance-related securities across the high yield spectrum, but generally intends to focus its investments in higher yielding, higher risk securities within the below investment-grade category. The Fund has no limit as to the maturity of the securities in which it invests or as to the market capitalization of the issuer. To the extent consistent with the repurchase liquidity requirement of an interval fund, the Fund may invest without limitation in illiquid securities.

Event-linked bonds are variable rate debt securities for which the return of principal and payment of interest are contingent on the non-occurrence of a specified trigger event(s) that leads to economic and/or human loss, such as an earthquake of a particular magnitude or a hurricane of a specific category. The most common type of event-linked bonds is known as “catastrophe” or “CAT” bonds. The Fund may invest in event-linked bonds in one or more of three ways: the Fund may purchase event-linked bonds when initially offered; the Fund may purchase event-linked bonds in the secondary, over-the-counter market; or the Fund may gain indirect exposure to event-linked bonds using derivatives. The Fund may pursue other types of event-liked derivative strategies using derivative instruments that are typically contingent, or formulaically related to defined trigger events.

Trigger events may include hurricanes, earthquakes and weather-related phenomena, non-natural catastrophes, such as plane crashes, or other events resulting in a specified level of physical or economic loss, such as mortality or longevity. Trigger events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss caused by the event, together with a method to measure such loss. In order for a trigger event to be deemed to have occurred, each of the three criteria must be satisfied while the bond is outstanding or the derivative position remains open. The Fund has no limit as to the types of events, geographic areas or thresholds of loss referenced by event-linked bonds in which it can invest. Generally, the event is either a natural or non-natural peril of a kind that results in significant physical or economic loss. Natural perils include disasters such as hurricanes, earthquakes, windstorms, fires and floods. Non-natural perils include disasters resulting from human activity such as commercial and industrial accidents or business interruptions.

The Fund may also gain exposure to reinsurance contracts by holding notes or preferred shares issued by a special purpose vehicle (“SPV”) whose performance is tied to underlying reinsurance transaction(s), including Quota Share Notes, Excess of Loss Notes and ILW Notes. The Fund, as holder of a note or preferred share issued by the SPV, would be entitled to participate in the underwriting results and investment earnings associated with the SPV’s underlying reinsurance contracts.

Investments in Quota Share Notes provide exposure to a form of proportional reinsurance in which an investor participates in the premiums and losses of a reinsurer’s portfolio according to a pre-defined percentage. For example, under a 20% quota-share agreement, the SPV would obtain 20% of all premiums of the subject portfolio while being responsible for 20% of all claims, and the Fund, as holder of a Quota Share Note issued by the SPV, would be entitled to its pro rata share of the premiums received by the SPV and would be responsible for its pro rata share of the claims, up to the total amount invested.

Investments in Excess of Loss Notes provide exposure to a form of reinsurance pursuant to which one party (typically an insurer or reinsurer) purchases protection against losses that exceed a specified threshold up to a set limit. For example, under such an arrangement, an insurer may have a book of business with $6 billion of total risk in respect of large, catastrophic losses. The insurer can purchase per-occurrence excess-of-loss reinsurance protection from an SPV for 40% of single-event losses the insurer suffers between $4 billion and $5 billion by paying the SPV a fixed premium. In this example, if the insurer suffered a loss of $5 billion due to one event, it would cover the first $4 billion itself (the amount it retained) and file a reinsurance claim with the SPV to pay 40% of the further $1 billion in losses (i.e., $400 million) and pay the remaining $600 million itself. If the insurer had losses of $6 billion, it would cover the first $4 billion itself, look to the SPV to pay 40% of $1 billion (again paying the $600 million itself) and would further retain the obligation to pay the additional $1 billion that exceeds the reinsurance coverage. The “trigger” for this type of reinsurance contract would be losses in excess of the specified amount.

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Investments in ILW Notes provide exposure to a transaction through which one party purchases protection based on the total loss arising from a catastrophic event to the entire insurance industry rather than the losses of any particular insurer. For example, the buyer of a “$100 million limit US Wind ILW attaching at $20 billion” will pay an upfront premium to a protection writer (i.e., the reinsurer or an SPV) and in return will receive $100 million if total losses to the insurance industry from a single US hurricane exceed $20 billion. The industry loss ($20 billion in this case) is often referred to as the “trigger” and is reported by an independent third party after an event has occurred. The amount of protection offered by the contract ($100 million in this case) is referred to as the “limit.” ILW Notes could also provide exposure to transactions linked to an index not linked to insurance industry losses, such as windspeed or earthquake magnitude and location. The Fund, as holder of an ILW Note, would be entitled to a return linked to the premium paid by the sponsor and the occurrence or non-occurrence of the trigger event.

In implementing the Fund’s investment strategy, Stone Ridge will seek to invest in reinsurance-related securities tied to a varied group of available perils and geographic regions. Further, within each region and peril, Stone Ridge seeks to hold a balance of exposures to underlying insurance and reinsurance carriers, trigger types, and lines of business. The Adviser will continue to monitor the risk of the Fund’s investments on a regular basis.

Many of the reinsurance-related securities in which the Fund will invest will be issued by non-U.S. issuers. As a result, the Fund may invest substantially in securities issued by foreign sovereigns or by U.S. or foreign entities that are corporations, partnerships, trusts or other types of business entities.

Under normal circumstances, the Fund intends to invest substantially all its assets in reinsurance-related securities, but retains the flexibility to invest at times in other instruments, including registered investment companies, U.S. government securities, cash and cash equivalents.

Leverage

The Fund may obtain leverage through borrowings in seeking to achieve its investment objective. The Fund’s borrowings may be on a secured or unsecured basis and at fixed or variable rates of interest. The Fund’s ability to obtain leverage through borrowings is dependent upon its ability to establish and maintain an appropriate line of credit. The Investment Company Act of 1940, as amended (the “1940 Act”), requires the Fund to maintain continuous asset coverage of not less than 300% with respect to all borrowings. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets (including such indebtedness), measured at the time the Fund incurs the indebtedness.

Investment Adviser and Administrator

Stone Ridge Asset Management LLC is the investment adviser of the Fund. As of December 31, 2014, Stone Ridge managed approximately $[  ] billion of assets. Robert Gutmann, Alexander Nyren, Ross Stevens and Yan Zhao (the “Co-Portfolio Managers”) are primarily responsible for the day-to-day management of the Fund.

Distributions

The Fund expects to declare and pay dividends from net investment income and net realized capital gains at least annually. Unless shareholders specify otherwise, dividends will be reinvested in Shares of the Fund.

Unlisted Closed-end Fund Structure; Limited Liquidity

The Fund’s Shares are not listed and the Fund does not currently intend to list its Shares for trading on any securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide liquidity to shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described herein. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.

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Distributor, Transfer Agent and Custodian

Quasar Distributors, LLC, of Milwaukee, Wisconsin is the Fund’s distributor. U.S. Bancorp Fund Services, LLC, of Milwaukee, Wisconsin is the Fund’s transfer agent, administrator and accounting agent. U.S. Bank, NA, of Milwaukee, Wisconsin is the Fund’s custodian. The Fund compensates the distributor, transfer agent and custodian for their services.

SPECIAL RISK CONSIDERATIONS

An investment in the Fund involves special risk considerations. You should consider carefully the risks summarized below, which are described in more detail under “Investment objective, policies and risks—Risk Considerations” beginning on page [  ] of this prospectus.

The Fund is generally sold to (i) institutional investors, including registered investment advisers (RIAs), that meet certain qualifications and have completed a training program provided by the Adviser; (ii) clients of such institutional investors; and (iii) certain other eligible investors. The minimum initial account size is $15 million, subject to certain exceptions. See “Investment Minimums.” Investors should carefully consider the Fund’s risks and investment objectives, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. The reinsurance-related securities in which the Fund invests are considered “high yield” or “junk bonds.” It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age, and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of the investment.

Limited History

The Fund has a limited history of operations and is designed for long-term investors and not as a short-term trading vehicle.

Reinsurance-Related Securities Risk

The principal risk of an investment in a reinsurance-related security is that a triggering event(s) (e.g., (i) natural events, such as a hurricane, tornado or earthquake of a particular size/magnitude in a designated geographic area; or (ii) non-natural events, such as large aviation disasters) will occur and the Fund will lose all or a significant portion of the principal it has invested in the security and right to additional interest payments with respect to the security. If multiple triggering events occur that impact a significant portion of the portfolio of the Fund, the Fund could suffer substantial losses and an investor will lose money. A majority of the Fund’s assets will be invested in reinsurance-related securities tied to natural events and non-natural large catastrophes and there is inherent uncertainty as to whether, when or where such events will occur. There is no way to predict with complete accuracy whether a triggering event will occur and, because of this significant uncertainty, reinsurance-related securities carry a high degree of risk.

Event-Linked Bonds. Event-linked or catastrophe bonds carry large uncertainties and major risk exposures to adverse conditions. If a trigger event, as defined within the terms of the bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified therein, the Fund may lose a portion or all of its investment in such security, including accrued interest and/or principal invested in such security. Such losses may be substantial. Because catastrophe bonds cover “catastrophic” events that, if they occur, will result in significant losses, catastrophe bonds carry a high degree of risk of loss and are considered “high yield” or “junk bonds.” The rating, if any, primarily reflects the rating agency’s calculated probability that a pre-defined trigger event will occur. Thus, lower-rated bonds have a greater likelihood of a triggering event occurring and a greater likelihood of loss to the Fund.

Quota Share Notes, Excess of Loss Notes, ILW Notes. The Fund may gain exposure to reinsurance contracts through Quota Share Notes, Excess of Loss Notes and ILW Notes. These securities are subject to the same risks discussed herein for event-linked or catastrophe bonds. In addition, because Quota Share Notes, Excess of Loss Notes and ILW Notes represent an interest, either proportional or non-proportional, in one or more underlying reinsurance contracts, the Fund has limited transparency into the individual underlying contract(s) and, therefore, must rely upon the risk assessment and sound underwriting practices of the issuer. Accordingly, it may be more difficult for the Adviser to fully evaluate the underlying risk profile of the Fund’s investment in Quota Share Notes, Excess of Loss Notes and ILW Notes, which may place the Fund’s assets at greater risk of loss than if the Adviser had more complete information. In Quota Share Notes trades, ILW Notes trades and Excess of Loss Notes trades, the Fund cannot lose more than the amount invested.

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Risk-Modeling Risk. The Adviser, in selecting investments for the Fund, will generally consider risk models created by independent third parties, the sponsor of a reinsurance-related security, a broker or the Adviser. Risk models are designed to assist investors, governments, and businesses understand the potential impact of a wide variety of catastrophic events and allow such parties to analyze the probability of loss in regions with the highest exposure. The Adviser will use the output of the risk models before and after investment to assist the Adviser in assessing the risk of a particular reinsurance-related security or a group of such securities. A risk model uses the most then-current scientific and statistical data to estimate the losses that could be sustained due to a catastrophic event, but even the most sophisticated models cannot predict actual losses. Risk models are used by the Adviser as one input in its risk analysis process for Fund investments.

Illiquidity and Restricted Securities Risk. To the extent consistent with the repurchase liquidity requirement of an interval fund, the Fund may invest without limitation in illiquid securities. Liquidity risk is the risk that the reinsurance-related securities held by the Fund may be difficult or impossible to sell at the time that the Fund would like or at the price that the Fund believes the security is currently worth. As a relatively new type of financial instrument, there is limited trading history for reinsurance-related securities, even for those securities deemed to be liquid.

Valuation Risk. The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are priced incorrectly, due to factors such as incomplete data, market instability, or human error. In addition, pricing of reinsurance-related securities is subject to the added uncertainty caused by the inability to generally predict whether, when or where a natural disaster or other triggering event will occur. The Fund’s investments in reinsurance-related securities for which market quotations are not available will be valued pursuant to procedures adopted by the Board.

Moral Hazard Risk. Reinsurance-related securities are generally subject to one or more types of triggers, including so-called “indemnity-triggers.” An indemnity trigger is a trigger based on the actual losses of the ceding sponsor (i.e., the party seeking reinsurance). Reinsurance-related securities subject to indemnity triggers are often regarded as being subject to potential moral hazard, since such reinsurance-related securities are triggered by actual losses of the ceding sponsor and the ceding sponsor may have an incentive to take actions and/or risks that would have an adverse effect on the Fund.

Limited Availability and Reinvestment Risk. Investments in reinsurance-related securities may be limited, which may limit the amount of assets the Fund may be able to invest in reinsurance-related securities. The limited availability of reinsurance-related securities may be due to a number of factors, including seasonal concentration of issuances, limited selection that meets the Fund’s investment objective and lack of availability of reinsurance-related securities in the secondary market.

Reinsurance Industry Risk. The performance of reinsurance-related securities and the reinsurance industry itself are tied to the occurrence of various triggering events, including weather, natural disasters (hurricanes, earthquakes, etc.), non-natural large catastrophes and other specified events causing physical and/or economic loss. Triggering events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss caused by the event, together with a method to measure such loss. Generally, the event is either a natural or non-natural peril of a kind that results in significant physical or economic loss. Natural perils include disasters such as hurricanes, earthquakes, windstorms, fires and floods. Non-natural perils include disasters resulting from human activity, such as commercial and industrial accidents or business interruptions. Major disasters in populated areas (such as in the cases of hurricane Katrina in New Orleans in 2005 and super storm Sandy in the New York City metropolitan area in 2012) or related to high-value insured property (such as plane crashes) can result in significant losses and investors in reinsurance-related securities tied to such exposures may also experience substantial losses. If the likelihood and severity of natural and other large disasters increases, the risk of significant losses to reinsurers may increase.

Floating-Rate Instrument Risks

A significant percentage of the reinsurance-related securities in which the Fund invests are expected to be variable rate, or floating-rate, event-linked bonds. Floating-rate instruments and similar investments may be illiquid or less liquid than other investments.

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Borrowing Risk

The Fund may borrow to meet repurchase requests or for investment purposes (i.e., to purchase additional portfolio securities). The Fund’s borrowings may be on a secured or unsecured basis and at fixed or variable rates of interest. The Fund’s ability to obtain leverage through borrowings is dependent upon its ability to establish and maintain an appropriate line of credit. The cost of borrowing may reduce the Fund’s return.

Leveraging Risk

The Fund may borrow or enter into derivative transactions for investment purposes, which will cause the Fund to incur investment leverage. Therefore, the Fund is subject to leveraging risk. Leverage magnifies the Fund’s exposure to declines in the value of one or more underlying investments and creates investment risk with respect to a larger pool of assets than the Fund would otherwise have. This risk is enhanced for the Fund because it invests substantially all its assets in reinsurance-related securities.

Derivative Investments Risk

The Fund may obtain event-linked exposure by investing in, among other things, event-linked swaps, which typically are contingent, or formulaically related to defined trigger events, or by pursuing similar event-linked derivative strategies. Trigger events include hurricanes, earthquakes, weather-related phenomena and other criteria determined by independent parties. If a trigger event(s) occurs, the Fund may lose the swap’s notional amount. As derivative instruments, event-linked swaps are subject to risks in addition to the risks of investing in reinsurance-related securities, including counterparty risk and leverage risk.

Below Investment Grade Securities Risk

The Fund can invest without limit in reinsurance-related securities that are rated below investment grade, commonly called “junk bonds,” which are bonds rated below BBB- by Standard & Poor’s Ratings Services (“S&P”) or Baa3 by Moody’s Investors Service, Inc., (“Moody’s”), or that have comparable ratings by another rating organization. The rating primarily reflects the rating agency’s calculated probability that a pre-defined trigger event will occur. Therefore, securities with a lower rating reflect the rating agency’s assessment of the substantial risk that a triggering event will occur and result in a loss. The rating also reflects the reinsurance-related security’s credit risk and the model used to calculate the probability of the trigger event. The rating system for reinsurance-related securities is relatively new and significantly less developed than that of corporate bonds and continues to evolve as the market develops. There is no minimum rating on the bonds in which the Fund may invest. The Fund may also invest without limit in reinsurance-related securities that are unrated and judged by the Adviser to be of below investment grade quality.

Credit Risk

The reinsurance-related securities in which the Fund invests will be subject to credit risk. The principal invested in many reinsurance-related securities is held by the SPV in a collateral account and invested in various permissible assets set forth under the terms of the SPV. In these cases, typically, the collateral account is invested in high quality U.S. government securities (i.e., U.S. Treasury bonds). However, in certain reinsurance-related securities, the collateral account may be invested in high yielding, higher risk securities. Collateral will generally be invested in accordance with the terms of the SPV and overseen by a collateral manager appointed by the SPV; therefore, the Fund is dependent upon the manager to invest the collateral account proceeds appropriately.  A small portion of the reinsurance-related securities in which the Fund invests may, in lieu of such collateral account arrangements, provide for the collateral to be held by the reinsurer. When a collateral account is invested in high yielding, high risk securities or when the collateral is held directly by the reinsurer, the Fund will be subject to the risk of non-payment of scheduled principal and interest on such collateral.

Foreign Investing Risk

The Fund may invest in reinsurance-related securities issued by foreign sovereigns and foreign entities that are corporations, partnerships, trusts or other types of business entities. Because the majority of reinsurance-related security issuers are domiciled outside the United States, the Fund will normally invest significant amounts of its assets in non-U.S. entities. Accordingly, the Fund may invest without limitation in securities issued by non-U.S. entities, including those in emerging market countries. Certain SPVs in which the Fund invests may be sponsored by non-U.S. ceding insurers that are not subject to the same regulation as that to which U.S. ceding insurers are subject. Such SPVs may pose a greater risk of loss, for example, due to less stringent underwriting and/or risk-retention requirements. The Fund’s investments will consist primarily of event-linked bonds and Quota Share Notes that provide the Fund with contractual rights under the terms of the issuance. While the contractual rights of event-linked bonds and Quota Share Notes are similar whether they are issued by a U.S. issuer or a non-U.S. issuer, there may be certain additional risks associated with non-U.S. issuers.

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Foreign Currency Risk

It is expected that a substantial portion of the Fund’s investments in reinsurance-related securities will be U.S. dollar denominated investments. To the extent the Fund invests in non-U.S. denominated instruments, a change in the value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency. If the U.S. dollar rises in value against a foreign currency, a security denominated in that currency will be worth less in U.S. dollars and if the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency will be worth more in U.S. dollars. The dollar value of foreign investments may also be affected by exchange controls.

Equity Securities Risk

The Fund may at times invest in equity securities, which may be publicly or privately offered. The equity securities in which the Fund invests may be more volatile than the equity market as a whole. The value of equity investments and related instruments may decline in response to conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations, as well as issuer or sector specific events. Market conditions may affect certain types of equity securities to a greater extent than other types.

Non-Diversification Risk

The Fund is classified as a “non-diversified” fund under the 1940 Act. Accordingly, the Fund may invest a greater portion of its assets in the securities of a single issuer than if it were a “diversified” fund. To the extent that the Fund invests a higher percentage of its assets in the securities of a single issuer, the Fund is subject to a higher degree of risk associated with and developments affecting that issuer than a fund that invests more widely.

Tax Risk

The Fund intends to qualify for treatment as a regulated investment company (“RIC”) under Subchapter M of Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”). In order to qualify for such treatment, the Fund must derive at least 90% of its gross income each taxable year from qualifying income, meet certain asset diversification tests at the end of each fiscal quarter, and distribute at least 90% of its investment company taxable income. The Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a regulated investment company. An adverse determination or future guidance by the IRS might affect the Fund’s ability to qualify for such treatment.
Repurchase Offers Risk

Repurchase offers risk is the risk that the Fund’s repurchases of Shares may hurt investment performance by forcing the Fund to maintain a higher percentage of its assets in liquid investments or to liquidate certain investments when it is not desirable to do so. Repurchases may be oversubscribed, preventing shareholders from selling some or all of their tendered Shares back to the Fund.

Anti-Takeover Provisions

The Fund’s Declaration of Trust, together with any amendments thereto, includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status.

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FUND EXPENSES

The following table describes the fees and expenses you may pay if you buy and hold Shares of the Fund.

Shareholder Transaction Expenses (fees paid directly from your investment)
Maximum Repurchase Fee(1)	2.00%
As a percentage of average net assets attributable to the Shares
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)
Management Fees	2.00%
Service Fees	0.10%
Other Expenses	[ ]%
Total Annual Fund Operating Expenses	[ ]%

(1)
The Fund does not currently charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2.0%, which the Fund would retain to help offset non-de minimis estimated costs related to the repurchase.

Example. The following Example is intended to help you understand the various costs and expenses that you, as a holder of Shares, would bear directly or indirectly. The Example assumes that you invest $1,000 in Shares of the Fund for the time periods indicated. Because there are no costs associated with repurchases, your costs would be the same whether you hold your Shares or tender your Shares for repurchase at the end of the time periods indicated. The Example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested at NAV, and that the Fund’s operating expenses (as described above) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Fund	$[ ]	$[ ]	$[ ]	$[ ]

FINANCIAL HIGHLIGHTS

The financial highlights table set forth below is intended to help you understand the Fund’s recent financial performance. Information contained in the table below under the headings “Per Share Data” and “Supplement Data and Ratios” show the operating performance of the Fund from the commencement of the Fund’s investment operations on December 10, 2013 through October 31, 2014. This information has been derived from the Fund’s financial statements, which have been audited by [  ], an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report for the period ending October 31, 2014. To request the Fund’s Annual Report, please call (855) 609-3680.

THE FUND

The Stone Ridge Reinsurance Risk Premium Interval Fund (the “Fund”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund was organized as a Delaware statutory trust on July 17, 2013, pursuant to a Certificate of Trust. The Fund has limited operating history. The Fund’s principal office is located at 405 Lexington Avenue, New York, New York 10174.

USE OF PROCEEDS

The Fund will invest the proceeds of the offering of shares (“Shares”) in accordance with its investment objective and policies as stated below.

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INVESTMENT OBJECTIVE, POLICIES AND RISKS

INVESTMENT OBJECTIVE

The Fund’s investment objective is to achieve long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”) believes that investing in reinsurance-related securities should involve a long-term view and a systematic focus on sources of expected return, not on security selection or market timing. In constructing an investment portfolio, the Adviser identifies a universe of eligible securities with well-defined risk and return characteristics. It then seeks to obtain exposure to a meaningful subset of that universe while efficiently managing the portfolio and keeping trading costs low. Because the risks in reinsurance-related securities – largely related to natural disasters such as earthquakes and hurricanes and non-natural catastrophes such as plane crashes – are not similar to the risks investors bear in traditional equities and debt markets, the Adviser believes that investment in reinsurance-related securities may provide benefits when added to traditional portfolios. As such, the Adviser does not intend to buy or sell securities for the portfolio based on prospects for the economy or based on movements of traditional equities and debt securities markets.

PRIMARY INVESTMENT POLICIES

General composition of the Fund

The Fund will pursue its investment objective by investing primarily in reinsurance-related securities, including event-linked bonds, Quota Share Notes, Excess of Loss Notes, ILW Notes and, to a lesser extent, event-linked swaps, equity securities (publicly or privately offered) and the derivatives of equity securities of companies in the reinsurance and insurance industry (collectively, “reinsurance-related securities”). Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in reinsurance-related securities. Reinsurance-related securities typically are “high-yield” or below investment-grade (commonly referred to as “junk bonds”). Accordingly, a significant portion of the Fund’s portfolio will be invested in high yield, high risk debt securities. High yield securities typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk, speculative characteristics. High yield securities may also include securities that are not rated. The Adviser has broad discretion to allocate the Fund’s assets among these investment categories. The Fund may invest in reinsurance-related securities across the high yield spectrum, but generally intends to focus its investments in higher yielding, higher risk securities within the below investment-grade category. The Fund has no limit as to the maturity of the securities in which it invests or as to the market capitalization of the issuer. To the extent consistent with the repurchase liquidity requirement of an interval fund, the Fund may invest without limitation in illiquid securities.

Event-linked bonds are variable rate debt securities for which the return of principal and payment of interest are contingent on the non-occurrence of a specified trigger event(s) that leads to economic and/or human loss, such as an earthquake of a particular magnitude or a hurricane of a specific category. The most common type of event-linked bonds is known as “catastrophe” or “CAT” bonds. The Fund may invest in event-linked bonds in one or more of three ways: the Fund may purchase event-linked bonds when initially offered; the Fund may purchase event-linked bonds in the secondary, over-the-counter market; or the Fund may gain indirect exposure to event-linked bonds using derivatives. The Fund may pursue other types of event-liked derivative strategies using derivative instruments that are typically contingent, or formulaically related to defined trigger events.

Trigger events may include hurricanes, earthquakes and weather-related phenomena, non-natural catastrophes, such as plane crashes, or other events resulting in a specified level of physical or economic loss, such as mortality or longevity. Trigger events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss (either actual or modeled) caused by the event, together with a method to measure such loss. In order for a trigger event to be deemed to have occurred, each of the three criteria must be satisfied while the bond is outstanding or the derivative position remains open. The Fund has no limit as to the types of events, geographic areas or thresholds of loss referenced by event-linked bonds in which it can invest. Generally, the event is either a natural or non-natural peril of a kind that results in significant physical or economic loss. Natural perils include disasters such as hurricanes, earthquakes, windstorms, fires and floods. Non-natural perils include disasters resulting from human activity such as commercial and industrial accidents or business interruptions. Some event-linked bonds reference only a single event. Other event-linked bonds may reference multiple events, the occurrence of any one (or other number) of which would satisfy these criteria. Alternatively, an event-linked bond may not specify a particular peril. In these cases, only the geographic area and threshold of physical or economic loss determines whether a trigger event has occurred.

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If the trigger event(s) occurs prior to a bond’s maturity or prior to the Fund’s closing out a derivative position, the Fund may lose all or a portion of its principal and forgo additional interest. In this regard, event-linked bonds typically have a special condition that states that if the sponsor suffers a loss from a particular pre-defined catastrophe or other event that results in physical and/or economic loss, then the issuer’s obligation to pay interest and/or repay the principal is either deferred or completely forgiven. For example, if the Fund holds a bond that covers a sponsor’s losses due to a hurricane with a “trigger” at $1 billion and a hurricane hits causing $1 billion or more in losses to such sponsor, then the Fund will lose all or a portion of its principal invested in the bond and forgo all or a portion of any future interest payments. If the trigger event(s) does not occur, the Fund will recover its principal plus interest. Interest typically accrues and is paid on a quarterly basis for the specified duration of the bond, as long as the trigger event(s) does not occur. Although principal typically is repaid only on the maturity date, it may be repaid in installments, depending on the terms of the bond.

When selecting event-linked bonds, Quota Share Notes, and other reinsurance-related securities for investment, the Adviser evaluates the evolving universe of reinsurance-related securities by performing its own analysis based on quantitative and qualitative research. The Adviser may rely upon information and analysis obtained from brokers, dealers and ratings organizations, among other sources. The Adviser then uses quantitative and qualitative analysis to select appropriate reinsurance-related securities within each trigger-event category. The Adviser’s qualitative and quantitative analysis may consider various factors, such as transparency, sponsor basis risk, call provisions, alignment of interest, and correlation with other investments, and will also guide the Adviser in determining the desired allocation of reinsurance-related securities by peril and geographic exposure.

The Fund may also gain exposure to reinsurance contracts by holding notes or preferred shares issued by a special purpose vehicle (“SPV”) whose performance is tied to underlying reinsurance transaction(s), including Quota Share Notes, Excess of Loss Notes and ILW Notes. The Fund, as holder of a note or preferred share issued by the SPV, would be entitled to participate in the underwriting results and investment earnings associated with the SPV’s underlying reinsurance contracts.

Investments in Quota Share Notes provide exposure to a form of proportional reinsurance in which an investor participates in the premiums and losses of a reinsurer’s portfolio according to a pre-defined percentage. For example, under a 20% quota-share agreement, the SPV would obtain 20% of all premiums of the subject portfolio while being responsible for 20% of all claims, and the Fund, as holder of a Quota Share Note issued by the SPV, would be entitled to its pro rata share of the premiums received by the SPV and would be responsible for its pro rata share of the claims, up to the total amount invested.

Investments in Excess of Loss Notes provide exposure to a form of reinsurance pursuant to which one party (typically an insurer or reinsurer) purchases protection against losses that exceed a specified threshold up to a set limit. For example, under such an arrangement, an insurer may have a book of business with $6 billion of total risk in respect of large, catastrophic losses. The insurer can purchase per-occurrence excess-of-loss reinsurance protection from an SPV for 40% of single-event losses the insurer suffers between $4 billion and $5 billion by paying the SPV a fixed premium. In this example, if the insurer suffered a loss of $5 billion due to one event, it would cover the first $4 billion itself (the amount it retained) and file a reinsurance claim with the SPV to pay 40% of the further $1 billion in losses (i.e., $400 million) and pay the remaining $600 million itself. If the insurer had losses of $6 billion, it would cover the first $4 billion itself, look to the SPV to pay 40% of $1 billion (again paying the $600 million itself) and would further retain the obligation to pay the additional $1 billion that exceeds the reinsurance coverage. The “trigger” for this type of reinsurance contract would be losses in excess of the specified amount.

Investments in ILW Notes provide exposure to a transaction through which one party purchases protection based on the total loss arising from a catastrophic event to the entire insurance industry rather than the losses of any particular insurer. For example, the buyer of a “$100 million limit US Wind ILW attaching at $20 billion” will pay an upfront premium to a protection writer (i.e., the reinsurer or an SPV) and in return will receive $100 million if total losses to the insurance industry from a single US hurricane exceed $20 billion. The industry loss ($20 billion in this case) is often referred to as the “trigger” and is reported by an independent third party after an event has occurred. The amount of protection offered by the contract ($100 million in this case) is referred to as the “limit.” ILW Notes could also provide exposure to transactions linked to an index not linked to insurance industry losses, such as windspeed or earthquake magnitude and location.  The Fund, as holder of an ILW Note, would be entitled to a return linked to the premium paid by the sponsor and the occurrence or non-occurrence of the trigger event.

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Because most event-linked bonds are rated below investment grade and most Quota Share Notes, Excess of Loss Notes and ILW Notes are unrated, a substantial portion of the Fund’s assets may be invested in below investment grade bonds, similar in some respects to high yield corporate bonds. Event-linked catastrophe bonds, Quota Share Notes, Excess of Loss Notes and ILW Notes are exposed to catastrophic insurance risk, whereas high yield bonds are typically exposed to the potential default of financially distressed issuers. The Fund has no limit as to the maturity of the reinsurance-related securities in which it invests or as to the market capitalization of the issuer. The Fund may invest in event-linked bonds, Quota Share Notes, Excess of Loss Notes and ILW Notes and debt securities of any credit rating, including those rated below investment grade or, if unrated, determined by the Adviser to be of comparable quality. With respect to event-linked bonds, the rating, if any, primarily reflects the rating agency’s calculated probability that a pre-defined trigger event(s) will occur, as well as the overall expected loss to the bond principal. In addition to ratings issued by rating agencies, event-linked bonds are generally issued with an attachment probability and expected loss percentage determined by an independent modeler (a “risk model”). A risk model is created based on historical data and averages as well as scientific and probabilistic analysis and is used to inform investors and others on the potential impact of a wide variety of catastrophic events or other specified events that result in physical and/or economic loss. The Adviser will consider risk models created by an independent third party or by the Adviser in choosing portfolio investments.

In implementing the Fund’s investment strategy, Stone Ridge will seek to invest in reinsurance-related securities tied to a varied group of available perils and geographic regions. Further, within each region and peril, Stone Ridge seeks to hold a balance of exposures to underlying insurance and reinsurance carriers, trigger types, and lines of business. The Adviser will continue to monitor the risk of the Fund’s investments on a regular basis.

Many of the reinsurance-related securities in which the Fund will invest will be issued by non-U.S. issuers. As a result, the Fund may invest substantially in securities issued by foreign sovereigns or by U.S. or foreign entities that are corporations, partnerships, trusts or other types of business entities.

Under normal circumstances, the Fund intends to invest substantially all its assets in reinsurance-related securities, but retains the flexibility to invest at times in other instruments, including registered investment companies, U.S. government securities, cash and cash equivalents.

The Fund may obtain leverage through borrowings in seeking to achieve its investment objective. The Fund’s borrowings may be on a secured or unsecured basis and at fixed or variable rates of interest. The Fund’s ability to obtain leverage through borrowings is dependent upon its ability to establish and maintain an appropriate line of credit. The 1940 Act requires the Fund to maintain continuous asset coverage of not less than 300% with respect to all borrowings. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets (including such indebtedness), measured at the time the Fund incurs the indebtedness.

Reinsurance-related securities

The Fund will invest substantially in reinsurance-related securities, including “event-linked” bonds, a type of reinsurance-related security, which sometimes are referred to as “insurance-linked” or “catastrophe” bonds, Quota Share Notes, ILW Notes and Excess of Loss Notes.

Event-Linked Bonds. Event-linked bonds are variable rate debt securities for which the return of principal and payment of interest are contingent on the non-occurrence of a specified trigger event(s) that leads to economic and/or human loss, such as an earthquake of a particular magnitude or a hurricane of a specific category. In most cases, the trigger event(s) will not be deemed to have occurred unless the event(s) happened in a particular geographic area and was of a certain magnitude (based on independent scientific readings) or caused a certain amount of actual or modeled loss. Geographic areas identified by event-linked bonds range broadly in scope. A limited number of event-linked bonds do not identify a geographic area, meaning that the event can occur anywhere. The majority of event-linked bonds relate to events occurring within the United States (or a single state or group of states within the United States), Europe (or a single European country) or Japan. Event-linked bonds also identify a threshold of physical or economic loss. The trigger event is deemed to have occurred only if the event meets or exceeds the specified threshold of physical or economic loss. Some event-linked bonds base loss on payments actually made by a specific insurance company. Other event-linked bonds base loss on modeled payments (for a single, hypothetical insurer or across the insurance industry) or on readings of scientific instruments. Some event-linked bonds utilize a combination of these thresholds. The Fund is entitled to receive principal and interest payments so long as no trigger event(s) occurs of the description and magnitude specified by the instrument. Event-linked bonds may be sponsored by government agencies, insurance companies, reinsurers, special purpose corporations or other on-shore or off-shore entities. Event-linked bonds are typically rated by at least one nationally recognized statistical rating agency, but also may be unrated. The rating for an event-linked bond, if any, primarily reflects the rating agency’s calculated probability that a pre-defined trigger event(s) will occur. This rating also reflects the event-linked bond’s credit risk and the model used to calculate the probability of a trigger event.

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If a “sponsor,” such as an insurance company or reinsurance company (a company that insures insurance companies), wants to transfer some or all of the risk it assumes in insuring against certain losses, it can set up a separate legal structure—commonly known as a special purpose vehicle (“SPV”). Municipal, state and foreign governments and private companies may also sponsor catastrophe bonds as a hedge against natural or non-natural disasters. The SPV is a passive and independent intermediary structure standing between the bond holders and the sponsor. Immediately after issuing the bonds to investors, the SPV enters into a “cover agreement” with the sponsor, through which the SPV provides the sponsor with a protection against specified catastrophic or other similar events. The SPV generally puts the proceeds received from the bond issuance (the “principal”) into a trust account. The SPV uses this principal amount as “collateral” in order to secure its obligation under the cover agreement. The principal amount from the bond issuance held as collateral is generally invested into high-quality instruments (such as U.S. Treasury securities or U.S. Treasury money market funds). The earnings on these high quality instruments, as well as insurance premiums paid by the sponsor, are used to make periodic, variable rate interest payments to investors (e.g., the Fund). The reinsurance-related securities typically have rates of interest that reflect the returns of such short-term collateral investments, plus a premium.

As long as the corresponding trigger event(s) covered by the bond—whether a windstorm in Europe or an earthquake in California—does not occur during the time investors own the bond, investors will receive their interest payments and, when the bond matures, their principal back from the SPV. Many catastrophe bonds mature in three years, although terms generally range from one to five years, depending on the bond. If the event does occur, however, the sponsor’s right to the collateral is “triggered.” This means the sponsor receives the collateral, instead of investors receiving it when the bond matures, causing investors to lose most—or all—of their principal and unpaid interest payments. When this happens, the SPV might also have the right to extend the maturity of the bonds to verify that the trigger did occur or to process and audit insurance claims. Depending on the bond, the extension can last anywhere from three months to two years or more.

Other Event-Linked Securities. The Fund may also gain exposure to reinsurance contracts by holding notes or preferred shares issued by an SPV whose performance is tied to underlying reinsurance transaction(s). In implementing the Fund’s investment strategy, Stone Ridge will seek to invest in reinsurance-related securities tied to a varied group of available perils and geographic regions. Further, within each region and peril, Stone Ridge seeks to hold a balance of exposures to underlying insurance and reinsurance carriers, trigger types, and lines of business.

Liquidity and Restricted Securities

The Fund’s investments in illiquid securities may be substantial. The Board of Trustees has delegated to Stone Ridge the responsibility for determining whether the securities in which the Fund invests are liquid or illiquid, which Stone Ridge carries out on a case-by-case basis based on procedures approved by the Board of Trustees that set forth various factors relating to the Fund’s ability to dispose of such securities in an appropriate manner. Certain of the instruments in which the Fund may invest, including most event-linked bonds and Quota Share Notes, are restricted securities in that their disposition is restricted by the federal securities laws or otherwise, such as securities offered privately pursuant to Section 4(a)(2) of the Securities Act of 1933 (the “1933 Act”) and securities issued pursuant to Rule 144A under the 1933 Act. Notwithstanding these limitations on resale, certain restricted securities may be treated as liquid if Stone Ridge determines pursuant to the applicable procedures that such treatment is warranted. The Fund’s Board of Trustees will monitor and periodically review liquidity determinations. For certain risks related to the Fund’s investments in illiquid instruments, see “Illiquidity and Restricted Securities Risk” below.

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Below Investment Grade Securities

Because most event-linked bonds are rated below investment grade and most Quota Share Notes, Excess of Loss Notes and ILW Notes are unrated, a substantial portion of the Fund’s assets may be invested in below investment grade bonds, similar in some respects to high yield corporate bonds. Event-linked catastrophe bonds, Quota Share Notes, Excess of Loss Notes and ILW Notes are exposed to catastrophic insurance risk, whereas high yield bonds are typically exposed to the potential default of financially distressed issuers. The Fund has no limit as to the maturity of the securities in which it invests or as to the market capitalization of the issuer. The Fund may invest in event-linked bonds, Quota Share Notes, Excess of Loss Notes, ILW Notes and debt securities of any credit rating, including those rated below investment grade (commonly referred to as “junk bonds”) or, if unrated, determined by the Adviser, to be of comparable quality. With respect to event-linked bonds, the rating primarily reflects the rating agency’s calculated probability that a pre-defined trigger event(s) will occur, as well as the overall expected loss to the bond principal. In addition to ratings issued by rating agencies, event-linked bonds are generally issued with an attachment probability and expected loss percentage determined by an independent modeler (a “risk model”). A risk model is created based on historical data and averages as well as scientific and probabilistic analysis and is used to inform investors and others on the potential impact of a wide variety of catastrophic events or other specified events that result in physical and/or economic loss. The Adviser will consider risk models created by an independent third party or by the Adviser in choosing portfolio investments. The event-linked bonds in which the Fund may invest may also be subordinated or “junior” to more senior securities of the issuer. The investor in a subordinated security of an issuer is generally entitled to payment only after other holders of debt in that issuer have been paid.

A substantial amount of the reinsurance-related securities in which the Fund intends to invest are expected to be structured as variable rate or floating-rate, debt securities, which will be secured by the collateral contributed by the Fund and other investors to the relevant SPVs sponsored by the ceding insurer. The collateral is typically invested in secure short-term instruments, such as U.S. Treasury securities or U.S. Treasury money market funds. The reinsurance-related securities typically have rates of interest that reflect the returns of such short-term collateral instruments, plus a premium.

Derivatives

The Fund may enter into derivatives transactions with respect to any security or other instrument in which it is permitted to invest or any security, instrument, index or economic indicator related to such instruments (“reference instruments”). Derivatives are financial instruments the value of which is derived from an underlying reference instrument. Derivatives transactions can involve substantial risk. Derivatives typically allow the Fund to increase or decrease the level of risk to which it is exposed more quickly and efficiently than transactions in other types of instruments. The Fund incurs costs in connection with opening and closing derivatives positions. The Fund may engage in the derivative transactions set forth below, as well as in other derivative transactions with substantially similar characteristics and risks. The Fund may but is not required to use futures and options on securities, indices and currencies, forward foreign currency exchange contracts, stock index futures, swaps, including event-linked swaps, and other derivative instruments. The Fund may use derivatives for a variety of purposes, including (i) as a hedge against adverse changes in the market prices of securities, interest rates or, to a lesser extent, currency exchange rates, (ii) as a substitute for purchasing or selling securities, (iii) to seek to increase the Fund’s return as a non-hedging strategy that may be considered speculative, or (iv) to manage portfolio exposures.

Certain derivative transactions may give rise to a form of leverage. Leverage may cause the Fund to be more volatile than if it had not been leveraged, as certain types of leverage may exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. The loss on leverage transactions may substantially exceed the initial investment. The Fund may be required to segregate or “earmark” liquid assets or otherwise cover the Fund’s obligation created by a transaction that gives rise to leverage. The use of leverage may cause the Fund to liquidate portfolio positions at a disadvantageous time or price to satisfy its obligations or to meet segregation requirements.

Non-U.S. Investments

The Fund may invest without limit in foreign government and foreign corporate debt securities. Because the majority of reinsurance-related security issuers are domiciled outside the United States, the Fund will normally invest significant amounts of its assets in foreign securities. Non-U.S. issuers are issuers that are organized and/or have their principal offices outside of the United States. Non-U.S. securities may be issued by non-U.S. governments, banks or corporations, private issuers, or certain supranational organizations, such as the World Bank and the European Union.

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U.S. Government Securities

The Fund may invest in U.S. government securities, which are obligations of, or guaranteed by, the U.S. government, its agencies or government-sponsored entities. U.S. government securities include issues by non-governmental entities (like financial institutions) that carry direct guarantees from U.S. government agencies as part of government initiatives. Although the U.S. government guarantees principal and interest payments on securities issued by the U.S. government and some of its agencies, such as securities issued by the Government National Mortgage Association (Ginnie Mae), this guarantee does not apply to losses resulting from declines in the market value of these securities. Some of the U.S. government securities that the Fund may hold are not guaranteed or backed by the full faith and credit of the U.S. government.

Equity Securities

Equity securities include common stocks, warrants and rights, as well as “equity equivalents,” such as preferred stocks and securities convertible into common stock. The equity securities in which the Fund invests may be publicly or privately offered. Preferred stocks generally pay a dividend and rank ahead of common stocks and behind debt securities in claims for dividends and for assets of the issuer in a liquidation or bankruptcy. The dividend rate of preferred stocks may cause their prices to behave more like those of debt securities. A convertible security is one that can be converted into or exchanged for common stock of an issuer within a particular period of time at a specified price, upon the occurrence of certain events or according to a price formula. Convertible securities offer the Fund the ability to participate in equity market movements while also seeking some current income. Convertible debt securities pay interest and convertible preferred stocks pay dividends until they mature or are converted, exchanged or redeemed. The Fund considers some convertible securities to be “equity equivalents” because they are convertible into common stock. The credit ratings of those convertible securities generally have less impact on the investment decision, although they may still be subject to credit and interest rate risk.

Borrowings

The Fund may obtain leverage through borrowings in seeking to achieve its investment objective. The Fund’s borrowings may be on a secured or unsecured basis and at fixed or variable rates of interest. The Fund’s ability to obtain leverage through borrowings is dependent upon its ability to establish and maintain an appropriate line of credit. The 1940 Act requires the Fund to maintain continuous asset coverage of not less than 300% with respect to all borrowings. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets (including such indebtedness), measured at the time the Fund incurs the indebtedness. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed below in connection with the Fund’s borrowings for investment purposes.

Reverse Repurchase Agreements

The Fund may enter into reverse repurchase agreements pursuant to which the Fund transfers securities to a counterparty in return for cash and agrees to repurchase the securities at a later date and for a higher price. Reverse repurchase agreements are treated as borrowings by the Fund, are a form of leverage and may make the value of an investment in the Fund more volatile and increase the risks of investing in the Fund. Entering into reverse repurchase agreements and other borrowing transactions may cause the Fund to liquidate positions at a disadvantageous time or price in order to satisfy its obligations or meet segregation requirements. Borrowing money involves transaction and interest costs. The Fund may pay a commitment fee or other fees to maintain a line of credit, and will pay interest on amounts it borrows.

To the extent required by SEC guidelines, if a transaction (such as a reverse repurchase agreement) exposes the Fund to an obligation to another party it will either: (1) enter an offsetting (“covered”) position for the same type of financial asset; or (2) segregate cash or liquid securities on the books of the custodian with a value sufficient at all times to cover its potential obligations. Assets used as cover or segregated cannot be sold while the position(s) requiring cover is open unless replaced with other appropriate assets.

Cash Management and Temporary Investments

Normally, the Fund invests substantially all of its assets to meet its investment objectives. The Fund may invest the remainder of its assets in securities with remaining maturities of less than one year or cash equivalents, or may hold cash. For temporary defensive purposes, including during periods of unusual cash flows, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities or may hold cash. The Fund may adopt a defensive strategy when the Adviser believes securities in which the Fund normally invests have special or unusual risks or are less attractive due to adverse market, economic, political or other conditions.

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Additional Investment Practices

In addition to the principal investment strategies described above, the Fund may also use other investment techniques, including the following from time-to-time.

Short-Term Trading. At times, the Fund may engage in short-term trading, usually with respect to certain derivative instruments on the types of instruments the Fund is permitted to hold in its portfolio. If the Fund engages in frequent short-term trading, it may incur additional operating expenses, which would reduce performance, and could cause shareholders to incur a higher level of taxable income or capital gains.

Securities Lending. The Fund may seek to earn income by lending portfolio securities to broker-dealers or other institutional borrowers. The Fund does not anticipate lending event-linked bonds but may lend other portfolio securities. Loans will only be made to borrowers that have been approved by the Adviser. The Adviser or the securities lending agent will periodically monitor the financial condition of such organizations while any loans are outstanding. The Fund may lend up to one-third of the value of its total assets (including borrowings) or such other amount as is permitted under relevant law. The Fund will not lend portfolio securities if, as a result, the aggregate of such loans exceeds 33 1/3% of the value of the Fund’s total assets (including such loans). Loan arrangements made by the Fund will comply with all other applicable regulatory requirements for securities lending, including with respect to changes in market values, termination, interest paid on loaned securities and ability to call back loaned securities for voting.

Investments in Other Investment Companies. The Fund may invest in the securities of other investment companies, which can include open-end funds, closed-end funds, unit investment trusts and business development companies. The Fund may invest in exchange-traded funds (ETFs), which are typically open-end funds or unit investment trusts listed on a stock exchange. One reason the Fund might do so is to gain exposure to segments of the markets represented by another fund at times when the Fund might not be able to buy the particular type of securities directly. As a shareholder of an investment company, the Fund would be subject to its ratable share of that investment company’s expenses, including its advisory and administration expenses. The Fund does not intend to invest in other investment companies unless the Adviser believes that the potential benefits of the investment justify the payment of any premiums or sales charges. Absent SEC exemptive or similar relief, the Fund’s investments in the securities of other investment companies are subject to the limits that apply to those types of investments under the 1940 Act.

Corporate Debt Obligations. The Fund may purchase debt obligations, such as bonds, debentures, notes and preferred stock issued by U.S. and foreign corporations, partnerships or other business entities. Debt securities purchased by the Fund may be subordinate to other liabilities of the issuer. If a borrower becomes insolvent, the borrower’s assets may be insufficient to meet its obligations.

Portfolio Turnover

The Fund’s portfolio turnover rate for the period December 10, 2013 (commencement of operations) to October 31, 2014 was [  ]% [on an annualized basis]. A high turnover rate (100% or more) necessarily involves greater expenses to the Fund.

RISK CONSIDERATIONS

The Fund is generally sold to (i) institutional investors, including registered investment advisers (RIAs), that meet certain qualifications and have completed a training program provided by the Adviser; (ii) clients of such institutional investors; and (iii) certain other eligible investors. The minimum initial account size is $15 million, subject to certain exceptions. See “Investment Minimums.” Investors should carefully consider the Fund’s risks and investment objectives, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. The reinsurance-related securities in which the Fund invests are considered “high yield” or “junk bonds.” It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age, and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of the investment.

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The Fund is subject to the principal risks noted below. As with any investment company, there is no guarantee that the Fund will achieve its investment objective. You could lose all or part of your investment in the Fund, and the Fund could underperform other investments.

Limited History

The Fund has a limited history of operations and thus has limited meaningful operating or financial data on which potential investors may evaluate the Fund and its performance, and is designed for long-term investors and not as a short-term trading vehicle.

Reinsurance-Related Securities Risk

The principal risk of an investment in a reinsurance-related security is that a triggering event(s) (e.g., (i) natural events, such as a hurricane, tornado or earthquake of a particular size/magnitude in a designated geographic area; or (ii) non-natural events, such as large aviation disasters) will occur and the Fund will lose all or a significant portion of the principal it has invested in the security and right to additional interest payments with respect to the security. If multiple triggering events occur that impact a significant portion of the portfolio of the Fund, the Fund could suffer substantial losses and an investor will lose money. A majority of the Fund’s assets will be invested in reinsurance-related securities tied to natural events and non-natural large catastrophes and there is inherent uncertainty as to whether, when or where such events will occur. There is no way to predict with complete accuracy whether a triggering event will occur and, because of this significant uncertainty, reinsurance-related securities carry a high degree of risk.

Event-Linked Bonds. Event-linked or catastrophe bonds carry large uncertainties and major risk exposures to adverse conditions. If a trigger event, as defined within the terms of the bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified therein, the Fund may lose a portion or all of its investment in such security, including accrued interest and/or principal invested in such security. Such losses may be substantial. Because catastrophe bonds cover “catastrophic” events that, if they occur, will result in significant losses, catastrophe bonds carry a high degree of risk of loss and are considered “high yield” or “junk bonds.” The rating, if any, primarily reflects the rating agency’s calculated probability that a pre-defined trigger event will occur. Thus, lower-rated bonds have a greater likelihood of a triggering event occurring and a greater likelihood of loss to the Fund. Catastrophe bonds have a limited trading history and in certain instances there may be a limited or no active trading market for these instruments, which may impair the ability of the Fund to realize full value in the event of the need to liquidate such assets.

Quota Share Notes, Excess of Loss Notes and ILW Notes. The Fund may gain exposure to reinsurance contracts through Quota Share Notes, Excess of Loss Notes and ILW Notes. These securities are subject to the same risks discussed herein for event-linked or catastrophe bonds. In addition, because Quota Share Notes, Excess of Loss Notes and ILW Notes represent an interest, either proportional or non-proportional, in one or more underlying reinsurance contracts, the Fund has limited transparency into the individual underlying contract(s) and, therefore, must rely upon the risk assessment and sound underwriting practices of the issuer. Accordingly, it may be more difficult for the Adviser to fully evaluate the underlying risk profile of the Fund’s investment in Quota Share Notes, Excess of Loss Notes and ILW Notes, which may place the Fund’s assets at greater risk of loss than if the Adviser had more complete information. The lack of transparency may also make the valuation of Quota Share Notes, Excess of Loss Notes and ILW Notes more difficult and potentially result in mispricing that could result in losses to the Fund. See “Illiquidity Risk” and “Valuation Risk” below. In Quota Share Notes trades, ILW Notes trades and Excess of Loss Notes trades, the Fund cannot lose more than the amount invested.

Catastrophe bonds, Quota Share Notes, Excess of Loss Notes and ILW Notes are also subject to extension risk. The sponsor of such an investment might have the right to extend the maturity of the bond or note to verify that the trigger event did occur or to process and audit insurance claims. The typical duration of mandatory and optional extensions of maturity for reinsurance-related securities currently is between three months to two years. In certain circumstances, the extension may exceed two years. An extension to verify the potential occurrence of a trigger event will reduce the value of the bond or note due to the uncertainty of the occurrence of the trigger event and will hinder the Fund’s ability to sell the bond or note. Even if it is determined that the trigger event did not occur, such an extension will delay the Fund’s receipt of the bond’s or note’s principal and prevent the reinvestment of such proceeds in other, potentially higher yielding securities.

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Risk-Modeling Risk. The Adviser, in selecting investments for the Fund, will generally consider risk models created by independent third parties, the sponsor of a reinsurance-related security, a broker or the Adviser. Risk models are designed to assist investors, governments, and businesses understand the potential impact of a wide variety of catastrophic events and allow such parties to analyze the probability of loss in regions with the highest exposure. The Adviser will use the output of the risk models before and after investment to assist the Adviser in assessing the risk of a particular reinsurance-related security or a group of such securities. A risk model uses the most then-current scientific and statistical data to estimate the losses that could be sustained due to a catastrophic event, but even the most sophisticated models cannot predict actual losses. Risk models are used by the Adviser as one input in its risk analysis process for Fund investments. Risk models are created using historical, scientific and other related data. Because such risk models are based upon historical data and averages as well as scientific and probabilistic analysis, there is no guarantee that such information will accurately predict the future occurrence, location or severity of any particular catastrophic event and thus may fail to accurately calculate the probability of a trigger event and may underestimate the likelihood of a trigger event. In addition, any errors or imperfections in a risk model or in the data on which it is based or any technical issues with the construction of the models (including, for example, data problems and/or software or other implementation issues) could adversely affect the ability of the Adviser to use such analyses or models effectively, which in turn could adversely affect the Fund’s performance.

Illiquidity and Restricted Securities Risk. Liquidity risk is the risk that the reinsurance-related securities held by the Fund may be difficult or impossible to sell at the time that the Fund would like or at the price that the Fund believes the security is currently worth. The Fund may invest substantially in securities that are illiquid. There can be no assurances that a liquid market for the Fund’s investments will be maintained and the Fund’s ability to realize full value in the event of the need to liquidate certain assets may be impaired and/or result in losses to the Fund.

Certain of the instruments in which the Fund may invest are subject to restrictions on resale by the federal securities laws or otherwise, such as securities offered privately pursuant to Section 4(a)(2) of the Securities Act of 1933 (the “1933 Act”) and securities issued pursuant to Rule 144A under the 1933 Act. Restricted securities may have an active trading market among investors eligible to invest in such securities, but there can be no guarantee that any such active trading market will continue. To the extent that eligible investors become uninterested in purchasing restricted securities the Fund holds, the securities may become illiquid while held by the Fund. Even if such restricted securities are not deemed to be illiquid, they may nevertheless be difficult to value and the Fund may be required to hold restricted securities when it otherwise would sell such securities or may be forced to sell securities at a price lower than the price the Fund has valued such securities. This may result in losses to the Fund and investors.

Valuation Risk. The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are priced incorrectly, due to factors such as incomplete data, market instability, or human error. In addition, pricing of reinsurance-related securities is subject to the added uncertainty caused by the inability to generally predict whether, when or where a natural disaster or other triggering event will occur. The Fund’s investments in reinsurance-related securities for which market quotations are not available will be valued pursuant to procedures adopted by the Board. Upon the occurrence or possible occurrence of a trigger event, and until the completion of the processing and auditing of applicable loss claims, the Fund’s investment in a reinsurance-related security may be priced using fair value methods. Portfolio securities that are valued using techniques other than market quotations, including fair valued securities, may be subject to greater fluctuation in their value from one day to the next than would be the case if market quotations were used. In addition, there is no assurance that the Fund could sell a portfolio security for the value established for it at any time and it is possible that the Fund would incur a loss if a portfolio security is sold at a discount to its established value. If securities are mispriced, investors could lose money if and when the Fund repurchases their Shares (because the value of the Shares sold is worth more due to the mispricing) or could pay too much for shares purchased (because the Fund overvalued the shares due to the mispricing).

Moral Hazard Risk. Reinsurance-related securities are generally subject to one or more types of triggers, including so-called “indemnity-triggers.” An indemnity trigger is a trigger based on the actual losses of the ceding sponsor (i.e., the party seeking reinsurance). Reinsurance-related securities subject to indemnity triggers are often regarded as being subject to potential moral hazard, since such reinsurance-related securities are triggered by actual losses of the ceding sponsor and the ceding sponsor may have an incentive to take actions and/or risks that would have an adverse effect on the Fund. For example, if an event-linked bond issued will be triggered at $500 million in losses to the sponsor, once that trigger is hit (i.e., the sponsor experiences $500 million in losses under the contracts it has written), the bond purchaser will lose all or a portion of its principal invested (plus any additional interest). In this situation, the ceding sponsor has an incentive to pay the claims more generously when the loss amount is near the trigger amount set in the bond (i.e., to claim $500 million in losses, when perhaps it could be argued that actual losses were $499.9 million). Thus, bonds with indemnity triggers may be subject to moral hazard, because the trigger depends on the ceding sponsor to properly identify and calculate losses that do and do not apply in determining whether the trigger amount has been reached. In short, “moral hazard” refers to this potential for the sponsor to influence bond performance, as payouts are based on the individual policy claims against the sponsor and the way the sponsor settles those claims.

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Limited Availability and Reinvestment Risk. Investments in reinsurance-related securities may be limited, which may limit the amount of assets the Fund may be able to invest in reinsurance-related securities. The limited availability of reinsurance-related securities may be due to a number of factors, including seasonal concentration of issuances, limited selection that meets the Fund’s investment objective and lack of availability of reinsurance-related securities in the secondary market. Original issuances of event-linked bonds (and in particular hurricane-related catastrophe bonds) may be concentrated in the first two calendar quarters of each year while original issuances of Quota Share Notes and Excess of Loss Notes may be concentrated in particular reinsurance renewal months (January, and to a lesser extent, April, June, and July). Thereafter, the availability of reinsurance-related securities is subject to natural fluctuations in the secondary market. Therefore, if reinsurance-related securities held by the Fund mature or if the Fund must sell securities to meet repurchase requests, the Fund may be required to hold more cash than it normally would until reinsurance-related securities meeting the Fund’s investment objectives become available. Due to the potentially limited availability of additional reinsurance-related securities, the Fund may be forced to reinvest in securities that are lower yielding or less desirable than the securities the Fund sold. This is known as reinvestment risk, and may reduce the overall return on its portfolio securities.

Investments in Non-Voting Securities Risk. To the extent the Fund purchases non-voting securities or contractually forgoes its right to vote securities of an SPV, it will not be able to vote on matters that require the approval of the investors in the SPV, including matters that could adversely affect the Fund’s investment in the SPV. If the reinsurance-related securities in which the Fund invests carry voting rights, the Fund ordinarily will limit such investments to 5% or less of the issuing SPV’s outstanding voting securities. However, to enable the Fund to invest more of its assets in certain SPVs deemed attractive by the Adviser, the Fund may also contractually forego its right to vote securities or may purchase non-voting securities of such SPVs. If the Fund does not limit its voting rights and is deemed an “affiliate” of the SPV, the ability of the Fund to make future investments in the SPV or to engage in other transactions would be severely limited by the requirements of the 1940 Act. Such limitations may interfere with portfolio management of the Fund, which may adversely impact the Fund’s performance.

For various reasons, the Fund may hold some or all of its interest in an SPV in non-voting form. One reason for this is to avoid an SPV being deemed an “affiliated person” of the Fund for purposes of the 1940 Act. Accordingly, the Fund may agree to waive irrevocably any right that the Fund may have to vote securities in amounts in excess of 4.99% of an SPV’s outstanding voting securities. The general policy to waive voting rights has been reviewed by the Board of Trustees. The waiver of the Fund’s voting rights does not facilitate investments in an SPV by the Adviser or other clients of the Adviser, either as a practical or a legal matter, and is not intended to confer any benefit on such entities. Interests in a particular SPV, even without voting rights, are selected based on the investment merits of those interests consistent with the fiduciary duties of both the Adviser and the Board of Trustees, and generally reflect the judgment of the Adviser that such investments are an attractive and appropriate opportunity for the Fund for any number of reasons.

To the extent the Fund holds non-voting securities of a SPV or contractually foregoes its right to vote securities of an SPV, it will not be able to vote to the full extent of its economic interest on matters that require the approval of the investors in the SPV. This restriction could diminish the influence of the Fund in an SPV and adversely affect its investment in the SPV, which could result in unpredictable and potentially adverse effects on shareholders. Moreover, there is a risk that a court or securities regulators could disregard the statutory definition of “affiliated person,” and still treat the SPV as an affiliated person of the Fund for purposes of the 1940 Act.

Reinsurance Industry Risk. The performance of reinsurance-related securities and the reinsurance industry itself are tied to the occurrence of various triggering events, including weather, natural disasters (hurricanes, earthquakes, etc.), non-natural large catastrophes and other specified events causing physical and/or economic loss. Major disasters in populated areas (such as in the cases of hurricane Katrina in New Orleans in 2005 and super storm Sandy in the New York City metropolitan area in 2012) or related to high-value insured property (such as plane crashes) can result in significant losses and investors in reinsurance-related securities tied to such exposures may also experience substantial losses. If the likelihood and severity of natural and other large disasters increases, the risk of significant losses to reinsurers may increase. Typically, one significant triggering event (even in a major metropolitan area) will not result in financial failure to a reinsurer. However, a series of major triggering events could cause the failure of a reinsurer. Similarly, to the extent the Fund invests in reinsurance-related securities for which a triggering event occurs, losses associated with such event will result in losses to the Fund and a series of major triggering events affecting a large portion of the reinsurance-related securities held by the Fund will result in substantial losses to the Fund.

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Floating-Rate Instrument Risks

A significant percentage of the reinsurance-related securities in which the Fund invests are expected to be variable rate, or floating-rate, event-linked bonds. Floating-rate instruments and similar investments may be illiquid or less liquid than other investments. In addition, while the collateral securing most event-linked bonds in which the Fund currently intends to invest is typically invested in low-risk investments, certain SPVs in which the Fund invests may permit investment of collateral in higher risk, higher yielding investments. Thus, the value of collateral, if any, securing the Fund’s investments in event-linked bonds can decline or may be insufficient to meet the issuer’s obligations and the collateral, if repaid to the Fund, may be difficult to liquidate. Market quotations for these securities may be volatile and/or subject to large spreads between bid and ask prices.

Borrowing Risk

The Fund may borrow to meet repurchase requests or for investment purposes (i.e., to purchase additional portfolio securities). The Fund’s borrowings may be on a secured or unsecured basis and at fixed or variable rates of interest. The Fund’s ability to obtain leverage through borrowings is dependent upon its ability to establish and maintain an appropriate line of credit. The Fund’s investment portfolio (which consists primarily of reinsurance-related securities) may limit the number of lenders willing to enter into a borrowing arrangement with the Fund, result in higher borrowing costs to the Fund, or less favorable terms under the arrangement because such securities are higher risk instruments. As a result, the Fund may be required to modify its investment program in order to meet the terms of any borrowing arrangement. If so, the Fund may not meet its investment objectives. Borrowing also will cost the Fund interest expense and other fees. The cost of borrowing may reduce the Fund’s return. In addition to any more stringent terms imposed by a lender, the 1940 Act requires the Fund to maintain continuous asset coverage of not less than 300% with respect to all borrowings. This would allow the Fund to borrow for such purposes an amount equal to as much as 33 1/3% of the value of its total assets. The Fund will borrow only if the value of the Fund’s assets, including borrowings, is equal to at least 300% of all borrowings, including the proposed borrowing. If at any time the Fund should fail to meet this 300% coverage requirement, within three days thereafter (not including Sundays and holidays) or such longer period as the Commission may prescribe by rules and regulations, the Fund will reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%. The Fund may be required to dispose of portfolio investments on unfavorable terms if market fluctuations reduce its asset coverage to less than 300%.

Leveraging Risk

The Fund may borrow or enter into derivative transactions for investment purposes, which will cause the Fund to incur investment leverage. Therefore, the Fund is subject to leveraging risk. Leverage magnifies the Fund’s exposure to declines in the value of one or more underlying investments and creates investment risk with respect to a larger pool of assets than the Fund would otherwise have. This risk is enhanced for the Fund because it invests substantially all its assets in reinsurance-related securities. Reinsurance-related securities can quickly lose all or much of their value if a triggering event occurs. Thus, to the extent assets subject to a triggering event are leveraged, the losses could substantially outweigh the Fund’s investment and result in significant losses to the Fund. The value of an investment in the Fund will be more volatile and other risks tend to be compounded if and to the extent the Fund borrows or uses derivatives or other investments that have embedded leverage. Engaging in such transactions may cause the Fund to liquidate positions at a disadvantageous time or price to satisfy its obligations or meet certain asset segregation requirements.

Derivative Investments Risk

The Fund may obtain event-linked exposure by investing in, among other things, event-linked swaps, which typically are contingent, or formulaically related to defined trigger events, or by pursuing similar event-linked derivative strategies. Trigger events include hurricanes, earthquakes, weather-related phenomena and other criteria determined by independent parties. If a trigger event(s) occurs, the Fund may lose the swap’s notional amount. As derivative instruments, event-linked swaps are subject to risks in addition to the risks of investing in reinsurance-related securities, including counterparty risk and leverage risk.

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The use of derivatives can lead to losses because of adverse movements in the price or value of the asset, index, rate or instrument underlying a derivative, due to failure of a counterparty or due to tax or regulatory constraints. Derivatives may create economic leverage in the Fund, which magnifies the Fund’s exposure to the underlying investment. Derivatives risk may be more significant when used to enhance return or as a substitute for a cash investment position, rather than solely to hedge the risk of a position held by the Fund. When derivatives are used to gain or limit exposure to a particular market or market segment, their performance may not correlate as expected to the performance of such market, thereby causing the Fund to fail to achieve its original purpose for using such derivatives. A decision as to whether, when and how to use derivatives involves the exercise of specialized skill and judgment, and a transaction may be unsuccessful in whole or in part because of market behavior or unexpected events. Derivative instruments may be difficult to value, may be illiquid, and may be subject to wide swings in valuation caused by changes in the value of the underlying instrument. If a derivative’s counterparty is unable to honor its commitments, the value of Fund Shares may decline and the Fund could experience delays in the return of collateral or other assets held by the counterparty and an investor may lose money. The loss on derivative transactions may substantially exceed the initial investment.

Options Risk

A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived and well-executed options program may be adversely affected by market behavior or unexpected events. Successful options strategies may require the anticipation of future movements in securities prices, interest rates and other economic factors. No assurances can be given that the Adviser’s judgment in this respect will be correct.

The trading price of options may be adversely affected if the market for such options becomes less liquid or smaller. The Fund may close out a written option position by buying the option instead of letting it expire or be exercised. Similarly, the Fund may close out a purchased option position by selling the option instead of holding until exercise. There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position by buying or selling the option. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or a market clearinghouse may not at all times be adequate to handle current trading volume; or (vi) a regulator or one or more exchanges could, for economic or other reasons, decide to discontinue the trading of options (or a particular class or series of options) at some future date. If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. There are significant differences between securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives.

Below Investment Grade Securities Risk

The Fund can invest without limit in reinsurance-related securities that are rated below investment grade, commonly called “junk bonds,” which are bonds rated below BBB- by Standard & Poor’s Ratings Services (“S&P”) or Baa3 by Moody’s Investors Service, Inc., (“Moody’s”), or that have comparable ratings by another rating organization. The rating primarily reflects the rating agency’s calculated probability that a pre-defined trigger event will occur. Therefore, securities with a lower rating reflect the rating agency’s assessment of the substantial risk that a triggering event will occur and result in a loss. The rating also reflects the reinsurance-related security’s credit risk and the model used to calculate the probability of the trigger event. The rating system for reinsurance-related securities is relatively new and significantly less developed than that of corporate bonds and continues to evolve as the market develops. There is no minimum rating on the bonds in which the Fund may invest. The Fund may also invest without limit in reinsurance-related securities that are unrated and are judged by the Adviser to be of below investment grade quality. Most rating agencies rely upon one or more of the reports prepared by the following three independent catastrophe-modeling firms: EQECAT, Inc., AIR Worldwide Corporation and Risk Management Solutions, Inc. The Adviser may use reports from one or more of these modeling firms as part of its investment process or may create its own internal risk model for this purpose. Different methodologies are used to evaluate the probability of various types of pre-defined trigger events. If the reports used by the rating agency are flawed, it may cause a rating agency to assign a rating to a reinsurance-related security that is not justified. Therefore, to the extent the Adviser relies on rating agency ratings to select securities for the Fund, the Fund may be exposed to greater risks. Additionally, because there are few major independent catastrophe-modeling firms, the effects of a flawed model or report issued by one or more of such firms will be magnified.

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Credit Risk

The reinsurance-related securities in which the Fund invests will be subject to credit risk. The principal invested in many reinsurance-related securities is held by the SPV in a collateral account and invested in various permissible assets set forth under the terms of the SPV. In these cases, typically, the collateral account is invested in high quality U.S. government securities (i.e., U.S. Treasury bonds). However, in certain reinsurance-related securities, the collateral account may be invested in high yielding, higher risk securities. Collateral will generally be invested in accordance with the terms of the SPV and overseen by a collateral manager appointed by the SPV; therefore, the Fund is dependent upon the manager to invest the collateral account proceeds appropriately.  A small portion of the reinsurance-related securities in which the Fund invests may, in lieu of such collateral account arrangements, provide for the collateral to be held by the reinsurer. When a collateral account is invested in high yielding, high risk securities or when the collateral is held directly by the reinsurer, the Fund will be subject to the risk of non-payment of scheduled principal and interest on such collateral. Such non-payments and defaults may reduce the income to the Fund and negatively impact the value of Fund Shares.

Foreign Investing Risk

The Fund may invest in reinsurance-related securities issued by foreign sovereigns and foreign entities that are corporations, partnerships, trusts or other types of business entities. Because the majority of reinsurance-related security issuers are domiciled outside the United States, the Fund will normally invest significant amounts of its assets in non-U.S. entities. Accordingly, the Fund may invest without limitation in securities issued by non-U.S. entities, including those in emerging market countries. Certain SPVs in which the Fund invests may be sponsored by non-U.S. ceding insurers that are not subject to the same regulation as that to which U.S. ceding insurers are subject. Such SPVs may pose a greater risk of loss, for example, due to less stringent underwriting and/or risk-retention requirements. The Fund’s investments will consist primarily of event-linked bonds and Quota Share Notes that provide the Fund with contractual rights under the terms of the issuance. While the contractual rights of event-linked bonds and Quota Share Notes are similar whether they are issued by a U.S. issuer or a non-U.S. issuer, there may be certain additional risks associated with non-U.S. issuers. For example, foreign issuers could be affected by factors not present in the U.S., including expropriation, confiscatory taxation, lack of uniform accounting and auditing standards, less publicly available financial and other information, potential difficulties in enforcing contractual obligations, and increased costs to enforce applicable contractual obligations outside the U.S. Settlements of securities transactions in foreign countries are subject to risk of loss, may be delayed and are generally less frequent than in the U.S., which could affect the liquidity of the Fund’s assets.

Foreign Currency Risk

It is expected that a substantial portion of the Fund’s investments in reinsurance-related securities will be U.S. dollar denominated investments. To the extent the Fund invests in non-U.S. denominated instruments, a change in the value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency. If the U.S. dollar rises in value against a foreign currency, a security denominated in that currency will be worth less in U.S. dollars and if the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency will be worth more in U.S. dollars. The dollar value of foreign investments may also be affected by exchange controls.

Equity Securities Risk

The Fund may at times invest in equity securities, which may be publicly or privately offered. The equity securities in which the Fund invests may be more volatile than the equity market as a whole. The value of equity investments and related instruments may decline in response to conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations, as well as issuer or sector specific events. Market conditions may affect certain types of equity securities to a greater extent than other types. If the equity market declines, the value of Fund Shares will also likely decline and, although equity security values can rebound, there is no assurance that values will return to previous levels. Preferred stocks may also be sensitive to changes in interest rates. When interest rates rise, the value of preferred stocks will generally fall.

Non-Diversification Risk

The Fund is classified as a “non-diversified” fund under the 1940 Act. Accordingly, the Fund may invest a greater portion of its assets in the securities of a single issuer than if it were a “diversified” fund. To the extent that the Fund invests a higher percentage of its assets in the securities of a single issuer, the Fund is subject to a higher degree of risk associated with and developments affecting that issuer than a fund that invests more widely.

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Tax Risk

The Fund intends to qualify for treatment as a RIC under the Code. In order to qualify for such treatment, the Fund must derive at least 90% of its gross income each taxable year from qualifying income, meet certain asset diversification tests at the end of each fiscal quarter, and distribute at least 90% of its investment company taxable income. The Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a regulated investment company. An adverse determination or future guidance by the IRS might affect the Fund’s ability to qualify for such treatment.

If, in any year, the Fund were to fail to qualify for treatment as a RIC under the Code for any reason, and were not able to cure such failure, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income.

Prepayment or Call Risk

Many fixed income securities give the issuer the option to prepay or call the security prior to its maturity date. Issuers often exercise this right when interest rates fall. Accordingly, if the Fund holds a fixed income security that can be prepaid or called prior to its maturity date, it may not benefit fully from the increase in value that other fixed income securities generally experience when interest rates fall. Upon prepayment of the security, the Fund also would be forced to reinvest the proceeds at then current yields, which would be lower than the yield of the security that was prepaid or called. In addition, if the Fund purchases a fixed income security at a premium (at a price that exceeds its stated par or principal value), the Fund may lose the amount of the premium paid in the event of prepayment.

QIB Qualification Risk

The event-linked bonds and Quota Share Notes in which the Fund invests are only available to qualified institutional buyers (“QIBs”), as defined in Rule 144A under the 1933 Act. At any given time, the Fund may not have sufficient assets to be deemed a QIB for purposes of Rule 144A, whether because investment losses or repurchases cause the Fund’s assets to drop below the threshold amount or for other reasons. In the event the Fund does not qualify as a QIB, it will not be able to purchase additional event-linked bonds or Quota Share Notes, which may prevent the Fund from achieving its investment objective.

Subordinated Securities Risk

Certain SPVs in which the Fund invests may issue multiple tranches of interests to investors. A holder of securities that are subordinated or “junior” to more senior securities of an issuer is entitled to payment after holders of more senior securities of the issuer. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer, any loss incurred by the subordinated securities is likely to be proportionately greater, and any recovery of interest or principal may take more time. As a result, even a perceived decline in creditworthiness of the issuer is likely to have a greater impact on them.

U.S. Government Securities Risk

The Fund may invest in obligations issued by agencies and instrumentalities of the U.S. government. Government-sponsored entities such as Fannie Mae, Freddie Mac and the Federal Home Loan Banks (FHLBs), although chartered or sponsored by Congress, are not funded by congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor issued by the U.S. government. Although the U.S. government has provided financial support to Fannie Mae and Freddie Mac in the past, there can be no assurance that it will support these or other government-sponsored entities in the future. Such debt and mortgage-backed securities are subject to the risk of default on the payment of interest and/or principal, similar to debt of private issuers.

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Sector Focus Risk

Issuers of reinsurance-related securities and other reinsurance-related securities are generally classified as belonging to the financial services sector; however, the Fund has no current intention to invest in banks or other issuers that may be commonly considered in the financial services sector. As a result of this categorization of reinsurance-related securities, the Fund may be subject to the risks of such focused investing. The industries within the financial services sector are subject to extensive government regulation, which can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability can be largely dependent on the availability and cost of capital funds and the rate of corporate and consumer debt defaults, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. Insurance companies can be subject to severe price competition. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For example, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Non-U.S. financial services companies, including insurance companies, may be subject to different levels of regulation than that to which similar companies operating in the U.S. are subject.

Cash Management Risk

The value of the investments held by the Fund for cash management or temporary defensive purposes may be affected by changing interest rates and by changes in credit ratings of the investments. To the extent that the Fund has any uninvested cash, the Fund will be subject to risk with respect to the depository institution holding the cash. During such periods, it may be more difficult for the Fund to achieve its investment objectives.

Securities Lending Risk

As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the securities loaned if the borrower of the securities fails financially. Loans will only be made to borrowers that have been approved by the Adviser. The Adviser or the securities lending agent will periodically monitor the financial condition of such organizations while any loans are outstanding. In addition, loans will only be made when the Adviser believes the expected returns, net of expenses, justify the attendant risk. Securities loans currently are required to be secured continuously by collateral in cash, cash equivalents (such as money market instruments) or other liquid securities held by the custodian and maintained in an amount at least equal to the market value of the securities loaned. The Fund may lend up to one-third of the value of its total assets (including borrowings) or such other amount as is permitted under relevant law.

Quantitative Model Risk

The Fund may use quantitative methods to select investments. Securities or other investments selected using quantitative methods may perform differently from the market as a whole or from their expected performance for many reasons, including factors used in building the quantitative analytical framework, the weights placed on each factor, and changing sources of market returns, among others. Any errors or imperfections in the quantitative analyses or models of the Adviser or any third party, or in the data on which they are based, could adversely affect the ability of the Adviser to use such analyses or models effectively, which in turn could adversely affect the Fund’s performance. There can be no assurance that these methodologies will help the Fund to achieve its objective.

Expense Risk

Your actual costs of investing in the Fund may be higher than the expenses shown in “Annual Fund Operating Expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and Fund expense ratios are more likely to increase when markets are volatile.

Investing in Other Investment Companies Risk

Investing in other investment companies subjects the Fund to the risks of investing in the underlying securities or assets held by those investment companies. When investing in another investment company, the Fund will bear a pro rata portion of the underlying fund’s expenses, in addition to its own expenses.

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Repurchase Offers Risk

As described under “Periodic Repurchase Offers” below, the Fund is an “interval fund” and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct quarterly repurchase offers, typically for 7.5% of the Fund’s outstanding Shares at NAV, subject to approval of the Board of Trustees and in all cases such repurchases will be for at least 5% and not more than 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. If the Fund employs investment leverage, repurchases of Shares will compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund at NAV during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Shares tendered in a repurchase offer may decline to the extent there is any delay between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. In addition, the repurchase of Shares by the Fund may be a taxable event to shareholders.

Anti-takeover Provisions

The Fund’s Declaration of Trust, together with any amendments thereto, includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status.

MANAGEMENT OF THE FUND

Board of Trustees

The management of the Fund, including general supervision of the duties performed by the Adviser under the Advisory Agreement (as defined below), is the responsibility of the Board under the laws of Delaware and the 1940 Act.

The Adviser

Stone Ridge Asset Management LLC acts as the Fund’s investment adviser under an Investment Advisory Agreement (the “Advisory Agreement”). The Adviser’s principal office is located at 405 Lexington Avenue, New York, New York 10174. As of December 31, 2014, Stone Ridge managed approximately $[  ] billion of assets. Stone Ridge is a Delaware limited liability company.

Under the general oversight of the Board, the Adviser will carry out the investment and reinvestment of the assets of the Fund, will furnish continuously an investment program with respect to the Fund, will determine which investments should be purchased, sold or exchanged, and will implement such determinations. The Adviser will furnish to the Fund investment advice and office facilities, equipment and personnel for servicing the investments of the Fund. The Adviser will compensate all trustees and officers of the Fund who are members of the Adviser’s organization and who render investment services to the Fund, and will also compensate all other Adviser personnel who provide research and investment services to the Fund. The Fund may pay a portion of the salary of the chief compliance officer to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Advisory Agreement a fee in the amount of 2.00% of the average total assets of the Fund (including assets attributable to borrowings or other forms of leverage) less accrued liabilities (other than liabilities representing borrowings or such other forms of leverage). Stone Ridge may voluntarily reimburse additional fees and expenses but is under no obligation to do so. Any such voluntary reimbursements may be terminated at any time. During periods in which the Fund is using leverage, the fees paid to Stone Ridge for investment advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s total assets.

A discussion regarding the considerations of the Fund’s Board of Trustees for approving the Fund’s investment management agreement was included in the Fund’s Annual Report for the period ended October 31, 2014.

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Robert Gutmann, Alexander Nyren, Ross Stevens and Yan Zhao are the Co-Portfolio Managers of the Fund. Each of the Co-Portfolio Managers has been with the Fund since inception. Each of the Co-Portfolio Managers also is a Co-Portfolio Manager of other registered investment companies, including mutual funds.

Robert Gutmann. Robert Gutmann, Co-Portfolio Manager of the Fund, is responsible for the day-to-day management of the Fund and its investments jointly with Mr. Nyren, Mr. Stevens and Ms. Zhao. Mr. Gutmann is a co-Founding Partner of Stone Ridge. Prior to joining Stone Ridge, Mr. Gutmann was the head of Delta-One Synthetic Solutions Group at RBC Capital Markets. He started his career at Morgan Stanley, where he became a senior trader in the Delta-One Structured Products group. Mr. Gutmann received his B.A. in Mathematics and Music from Columbia University.

Alexander Nyren. Alexander Nyren, Co-Portfolio Manager of the Fund, is responsible for the day-to-day management of the Fund and its investments jointly with Mr. Gutmann, Mr. Stevens and Ms. Zhao. Prior to joining Stone Ridge, Mr. Nyren was a Principal in the insurance practice of Oliver Wyman. Previously, he was a Vice President at Barclays Capital/Lehman Brothers, where he structured insurance-linked securities, including approximately $1.4 billion of catastrophe bonds. Mr. Nyren received an MPhil in Economics from the University of Cambridge and a BA with highest honors in Applied Mathematics from Harvard University.

Ross Stevens. Ross Stevens, Co-Portfolio Manager of the Fund, is responsible for the day-to-day management of the Fund and its investments jointly with Mr. Gutmann, Mr. Nyren and Ms. Zhao. Mr. Stevens is the Founder of Stone Ridge. Prior to founding Stone Ridge, Mr. Stevens was a member of the Investment Committee and Co-Head of the Portfolio Managers Committee at Magnetar Capital. Previously, he was Global Co-Head of Equities at Jefferies and Global Head of Electronic Trading at Bank of America. Mr. Stevens started his career in quantitative research at Goldman Sachs Asset Management after receiving his PhD in Finance and Statistics from University of Chicago (Booth) and his BSE in Finance from University of Pennsylvania (Wharton).

Yan Zhao. Yan Zhao, Co-Portfolio Manager of the Fund, is responsible for the day-to-day management of the Fund and its investments jointly with Mr. Gutmann, Mr. Nyren and Mr. Stevens. Prior to joining Stone Ridge, Ms. Zhao was a senior management consultant at the Boston Consulting Group. Ms. Zhao started her career at Morgan Stanley, where she traded delta-one structured products with Mr. Gutmann. Ms. Zhao holds an MBA from Harvard Business School and a BA with honors in Economics from Harvard University.

Additional Information Regarding Portfolio Managers

The Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Fund. The Statement of Additional Information is available free of charge by calling (855) 609-3680. The information contained in, or that can be accessed through, the Fund’s website is not part of this prospectus or the Statement of Additional Information.

Control Persons

A control person is a person who beneficially owns more than 25% of the voting securities of a company. [As of [  ], the Fund did not know of any persons or entity who “controlled” the Fund.]

The Fund’s Service Providers

Custodian. U.S. Bank, NA, located at 1555 N. RiverCenter Drive, Suite 302, Milwaukee, Wisconsin 53212, is the Fund’s custodian.

Transfer Agent. U.S. Bancorp Fund Services, LLC, located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, is the Fund’s transfer agent.

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Administrator. U.S. Bancorp Fund Services, LLC, located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, is the Fund’s administrator and accounting agent, performing general administrative tasks for the Fund, including, but not limited to, keeping financial books and records of the Fund. The Fund compensates the Administrator at rates that are determined based on the aggregate net assets of the funds in the Stone Ridge fund complex, with each fund paying a pro rata portion of the fee allocated on the basis of the fund’s net assets.

Independent Registered Public Accounting Firm. [  ] serves as the Fund’s Independent Registered Public Accounting Firm, and is registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board.

Legal Counsel. Ropes & Gray LLP, located at 800 Boylston Street, Boston, Massachusetts, acts as legal counsel to the Fund.

Distributions

The Fund expects to declare and pay dividends from net investment income and net realized capital gains at least annually. Unless shareholders specify otherwise, dividends will be reinvested in Shares of the Fund.

SHAREHOLDER GUIDE

PLAN OF DISTRIBUTION

Quasar Distributors, LLC, located at 615 East Michigan Street, Milwaukee, Wisconsin 53202 (the “Distributor”), is the principal underwriter of Shares of the Fund. Shares may be purchased only through the Distributor. The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of a distributor’s contract with the Fund. The Distributor is not obligated to sell any specific amount of Shares of the Fund. The Distributor will also act as agent for the Fund in connection with repurchases of Shares.

Shares of the Fund will be continuously offered through the Distributor, as the exclusive distributor. The Fund has authorized one or more intermediaries (e.g., brokers, investment advisers, etc. collectively “Intermediaries”) to receive orders on its behalf. Such Intermediaries are authorized to designate other Intermediaries to receive orders on the Fund’s behalf. The Fund will be deemed to have received an order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. The Shares will be offered at NAV per share calculated each regular business day.

The Fund and the Distributor will have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part.

Investors may be charged a fee if they effect transactions through an Intermediary.

No market currently exists for the Fund’s Shares. The Fund’s Shares are not listed and the Fund does not currently intend to list its Shares for trading on any securities exchange, and does not anticipate that a secondary market will develop for its Shares. Neither the Adviser nor the Distributor intends to make a market in the Fund’s Shares.

The Distributor is not obligated to buy any of the Shares and does not intend to make a market in the Shares. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Trustee and former Trustee against certain liabilities under the 1933 Act and in connection with the services rendered to the Fund.

HOW TO BUY SHARES

Shareholders who invest in the Fund through an Intermediary should contact their financial Intermediary regarding purchase procedures. Shares generally are available for investment only by clients of registered investment advisers and a limited number of certain other Eligible Investors. All investments are subject to approval of the Adviser, and all investors must complete and submit the necessary account registration forms in good order. The Fund reserves the right to reject any initial or additional investment and to suspend the offering of Shares. Purchase through an Intermediary does not affect these eligibility requirements.

A purchase of Shares will be made at the NAV per share next determined following receipt of a purchase order in good order by the Fund, its authorized agent, its Distributor’s authorized agent, or authorized Intermediary or the Intermediary’s authorized designee. A purchase order is in “good order” when the Fund, its Distributor’s agent, an authorized Intermediary or, if applicable, an Intermediary’s authorized designee, receives all required information, including properly completed and signed documents. Once the Fund (or one of its authorized agents) accepts a purchase order, you may not cancel or revoke it. The Fund reserves the right to cancel any purchase order it receives if the Fund believes that it is in the best interest of the Fund’s shareholders to do so.

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Clients of investment advisory organizations may also be subject to investment advisory fees under their own arrangements with such organizations.

Shares are offered to the following groups of investors (“Eligible Investors”):

1.	Institutional investors, including registered investment advisers (RIAs);

2.	Clients of institutional investors;

3.	Tax-exempt retirement plans of the Adviser and its affiliates and rollover accounts from those plans;

4.
Certain other Eligible Investors as approved from time to time by the Adviser. Eligible Investors include employees, former employees, shareholders, members and directors of the Adviser and the Fund or each of their affiliates, and friends and family members of such persons; and

5.	Investment professionals or other financial intermediaries investing for their own accounts, and their immediate family members.

Some Intermediaries may impose different or additional eligibility requirements. The Adviser has the discretion to further modify or waive their eligibility requirements.

The Fund reserves the right to refuse any request to purchase Shares. The Shares are subject to the investment minimums described below.

Investment Minimums

The minimum initial account size is $15 million. This minimum investment requirement may be modified or reduced as follows:

●	For eligibility groups 3, 4 and 5 described above under “How to Buy Fund Shares,” there will be no minimum investment requirement.

Investment minimums may be waived by the Board or pursuant to procedures adopted by the Board.

Other Policies

No Certificates. The issuance of Shares is recorded electronically on the books of the Fund. You will receive a confirmation of, or account statement reflecting, each new transaction in your account, which will also show the total number of Shares of the Fund you own. You can rely on these statements in lieu of certificates. The Fund does not issue certificates representing Shares of the Fund.

Frozen Accounts. The Fund may be required to “freeze” your account if there appears to be suspicious activity or if account information matches information on a government list of known terrorists or other suspicious persons.

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Customer Identification Program

Although the Fund is generally open only to investments by registered investment advisers and institutional investors, certain individuals are also permitted to invest. This Customer Identification Program applies to such individuals. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations. As a result, the Fund must obtain the following information for each person that opens a new account:

●	Name;

●	Date of birth (for individuals);

●	Residential or business street address (although post office boxes are still permitted for mailing); and

●	Social Security number, taxpayer identification number, or other identifying number.

You may also be asked for a copy of your driver’s license, passport or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities.

Federal law prohibits the Fund and other financial institutions from opening a new account on behalf of a natural person unless they receive the minimum identifying information listed above. After an account is opened, the Fund may restrict your ability to purchase additional Shares until your identity is verified. The Fund may close your account or take other appropriate action if they are unable to verify your identity within a reasonable time. The Fund and its agents will not be responsible for any loss in an investor’s account resulting from the investor’s delay in providing all required identifying information or from closing an account and redeeming an investor’s Shares when an investor’s identity is not verified.

eDelivery

eDelivery allows you to receive your quarterly account statements, transaction confirmations and other important information concerning your investment in the Fund online. Select this option on your account application to receive email notifications when quarterly statements and confirmations are available for you to view via secure online access. You will also receive emails whenever a new prospectus, semi-annual or annual fund report is available. To establish eDelivery, call (855) 609-3680.

Fund Closings

The Fund may close at any time to new investments and, during such closings, only the reinvestment of dividends by existing shareholders will be permitted. The Fund may re-open to new investment and subsequently close again to new investment at any time at the discretion of the Adviser. Any such opening and closing of the Fund will be disclosed to investors via a supplement to this prospectus.

In addition, the Fund is made available for investment on a priority basis to a group of investors (the “Consortium”) who have entered into an arrangement with the Adviser. If capacity allows, once orders are fulfilled for the Consortium, the Fund will then be made available for investment by other investors. The Fund may also prioritize and allocate capacity to the Consortium upon any subsequent re-opening of the Fund. The Consortium members do not have any special rights to offering price, dividends or liquidation. The Consortium is expected to consist of a selected group of registered investment advisers who have discretionary authority to invest on their clients’ behalf and with whom the Adviser has a long-standing relationship.

PERIODIC REPURCHASE OFFERS

The Fund is a closed-end interval fund and, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of your Shares, makes periodic offers to repurchase Shares. Except as permitted by the Fund’s interval structure, no shareholder will have the right to require the Fund to repurchase its Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund.

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Shares at NAV on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Shares, for each repurchase offer, the Fund, subject to applicable law, will conduct quarterly repurchase offers typically for 7.5% of the Fund’s outstanding Shares at NAV subject to approval of the Board of Trustees and in all cases such repurchases will be for at least 5% and not more than 25% of the Fund’s outstanding Shares at NAV. The schedule requires the Fund to make repurchase offers every three months.

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Repurchase Dates

Quarterly repurchase offers occur in the months of January, April, July and October. As discussed below, the date on which the repurchase price for Shares is determined will be generally on or about the 15th day of the following month, but shall occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).

Repurchase Request Deadline

The date by which shareholders wishing to tender Shares for repurchase must respond to the repurchase offer, typically falls approximately seven days before the Repurchase Pricing Date (defined below).

When a repurchase offer commences, the Fund sends, at least 21 days before the Repurchase Request Deadline, written notice to each shareholder setting forth, among other things:

●	The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

●	The date on which a shareholder’s repurchase request is due (the repurchase deadline).

●	The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”). See “Repurchase Dates” above.

●	The date by which the Fund will pay to shareholders the proceeds from their Shares accepted for repurchase.

●	The NAV of the Shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV.

●	The procedures by which shareholders may tender their Shares and the right of shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

●	The circumstances in which the Fund may suspend or postpone the repurchase offer.

This notice may be included in a shareholder report or other Fund document. The Repurchase Request Deadline will be strictly observed. If a shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Determination of Repurchase Price and Payment for Shares

The date on which the repurchase price for Shares is determined will be generally on or about the 15th day of the month that follows the repurchase offer (the “repurchase pricing date”), but shall occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to shareholders between one and three business days after the repurchase pricing date and will distribute such payment no later than seven (7) calendar days after such date. The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and repurchase pricing date. The method by which the Fund calculates NAV is discussed below under “Determination of NAV.” During the period an offer to repurchase is open, shareholders may obtain the current NAV by calling the Fund’s transfer agent at (855) 609-3680.

The Fund does not currently charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2%, which the Fund would retain to help offset non-de minimis estimated costs related to the repurchase (such as bid to ask spreads) incurred by the Fund, directly or indirectly, as a result of repurchasing Shares, thus allocating estimated transaction costs to the shareholder whose Shares are being repurchased. The Fund may introduce, or modify the amount of, a repurchase fee at any time. The Fund may also waive or reduce the repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.

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Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.

The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended; (2) if making or effecting the repurchase offer would cause the Shares that are subject to the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association; (3) for any period during which the New York Stock Exchange (“NYSE”) or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (4) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (5) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Trustees set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the repurchase pricing date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Principal Risks of Investment in the Fund—Repurchase Offers Risk” above. In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Tax Considerations” below and “Taxes” in the SAI.

SERVICES AGREEMENT

The Fund has entered into a “Services Agreement” with the Adviser pursuant to which the Fund has appointed the Adviser as “servicing agent” to compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. These financial industry professionals may provide varying investment products, programs, platforms and accounts, through which investors may purchase, redeem and exchange Shares of the Fund. Shareholder servicing arrangements may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Services Agreement, the Fund pays the Adviser, quarterly in arrears, an investor services fee computed at an annual rate of 0.10% of the average daily net assets of the Fund, computed on a monthly basis.

PAYMENTS TO FINANCIAL FIRMS

The Fund or the Adviser also may enter into agreements with certain Intermediaries under which the Fund makes payments to the Intermediaries in recognition of the avoided transfer agency costs to the Fund associated with the Intermediaries’ maintenance of customer accounts or in recognition of the services provided by Intermediaries through fund platforms. Payments made by the Fund or the Adviser under such agreements are generally based on either (1) a percentage of the average daily net asset value of the customer Shares serviced by the Intermediary, up to a set maximum, or (2) a per account fee assessed against each account serviced by such Intermediary, up to a set maximum. These payments are in addition to other payments described in this prospectus such as the Services Agreement. Investors who invest through financial firms are subject to the eligibility requirements set out herein.

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DETERMINATION OF NET ASSET VALUE

The NAV of the Fund’s Shares is determined by dividing the total value of the Fund’s portfolio investments, plus cash and other assets attributable, less any liabilities (including accrued expenses or dividends), by the total number of Shares outstanding. The Fund’s Shares are valued as of a particular time (the “Valuation Time”) on the last day of each week and last day of each month (if different) that the New York Stock Exchange is open for business as of the close of the regular trading session on the New York Stock Exchange. The Fund reserves the right to calculate the net asset value more frequently if deemed desirable. The Valuation Time is ordinarily at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern time).

The Board has approved procedures pursuant to which the Fund will value its Investments. In accordance with these procedures, the Fund’s investments for which market quotations are readily available are valued at market value. Market values for various types of securities and other instruments are determined on the basis of closing prices or last prices on an exchange or other market, or based on quotes or other market information obtained from quotation reporting systems, established market makers, brokers, data delivery vendors, or pricing services. To the extent the Fund invests in open-end management companies that are registered under the 1940 Act, the Fund’s NAV will be calculated based upon the net asset value of such funds. The prospectuses for such funds explain the circumstances under which they will use fair value pricing (as defined below) and its effects. Please see “Computation of Net Asset Value” in the SAI for more information.

If market values are not readily available (including in cases where available market quotations are deemed to be unreliable or infrequent), the Fund’s investments will be valued as determined in good faith pursuant to policies and procedures approved by the Board (“fair value pricing”). In these circumstances, the Fund determines fair value in a manner that fairly reflects the market value of the security on the valuation date based on consideration of any information or factors it deems appropriate as further described below. The Valuation Committee (the “Committee”) (comprised of officers of the Adviser and established pursuant to the policies and procedures adopted by the Board) has the responsibility for overseeing the implementation of the Fund’s valuation procedures and fair value determinations made on behalf of the Board. For purposes of determining Fair Value of securities, the Committee may use (or make use of) a variety of valuation methodologies, including, without limitation: (i) mathematical techniques that refer to the prices of similar or related securities; (ii) a percentage increase or decrease across all securities of a region, country or industry affected by a significant event; (iii) a multiple of earnings; (iv) a discount from market of a similar freely traded security; (v) the yield to maturity of debt securities; (vi) the recommendation of a pricing service; (vii) a single broker’s (or insurance company’s) quote; (viii) recent primary and/or secondary market transactions that the Fund believes to be comparable; (ix) modeling or development of events; or (x) any combination of the above. Fair value pricing may require subjective determinations about the value of an asset or liability. Fair values used to determine the Fund’s NAVs may differ from quoted or published prices, or from prices that are used by others, for the same investments. The use of fair value pricing may not always result in adjustments to the prices of securities or other assets or liabilities held by the Fund and it is possible that the fair value determined for a security may be materially different than the value that could be realized upon the sale of such security. Short-term debt securities, which have a maturity date of 60 days or less, are valued at amortized cost, which approximates fair value.

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In the event that the Fund’s assets are mispriced, investors could lose money upon repurchase (because the value of the Shares sold is worth more due to the mispricing) or could pay too much for Shares purchased (because the Fund overvalued the Shares due to the mispricing). Mispricing may arise, for example, due to the fact that the pricing service may rely upon indicative quotes which may differ from actual sale price achieved due to variations in time and transaction size.

It is expected that a substantial portion of the Fund’s investments will be U.S. dollar denominated investments. Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using exchange rates obtained from pricing services. As a result, the NAV of the Fund’s Shares may be affected by changes in the value of currencies in relation to the U.S. dollar. International markets are sometimes open on days when U.S. markets are closed, which means that the value of foreign securities owned by the Fund could change on days when Fund Shares cannot be bought or sold. The value of investments traded in markets outside the U.S. or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed1, and the NAV of the Fund’s Shares may change on days when an investor is not able to purchase Shares. The calculation of the Fund’s NAV may not take place contemporaneously with the determination of the prices of foreign securities used in NAV calculations.

DISTRIBUTIONS AND FEDERAL INCOME TAX MATTERS

It is the Fund’s policy to make distributions at least annually of all or substantially all of its net investment income and net realized capital gains, if any. Unless you elect to receive your distributions in cash, your ordinary income and capital gain distributions will be reinvested in additional Shares of the same share class of the Fund at the NAV calculated as of the payment date. The Fund will pay distributions on a per-share basis. As a result, on the ex-dividend date of such a payment, the NAV of the Fund will be reduced by the amount of the payment.

This section summarizes some of the important U.S. federal income tax consequences of investing in the Fund. This discussion does not address all aspects of taxation that may apply to shareholders or to specific types of shareholders such as tax-deferred retirement plans and persons who are not “U.S. persons” within the meaning of the Code. You should consult your tax adviser for information concerning the possible application of federal, state, local or non-U.S. tax laws to you. Please see the Statement of Additional Information for additional information regarding the tax aspects of investing in the Fund.

The Fund intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of Chapter 1 of the Code. To qualify, the Fund must meet certain income, asset diversification and distribution requirements.

The Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a regulated investment company. An adverse determination or future guidance by the IRS might affect the Fund’s ability to qualify for such treatment. The tax treatment of certain investments under one or more of the qualification or distribution tests applicable to RICs may not be certain.  Failure of the Fund to qualify and be eligible to be treated as a RIC would result in fund-level taxation and, consequently, a reduced return on your investment.  The Fund could in some cases cure such failure, including by paying a Fund-level tax or interest, making additional distributions, or disposing of certain assets.

The Fund may invest substantially in foreign securities.  Such investments may include equity securities of passive foreign investment companies (“PFICs”) for federal income tax purposes.  Investments in a PFIC potentially (i) accelerate the recognition of income by the Fund without the receipt of cash, (ii) increase the amount required to be distributed by the Fund to qualify as a RIC or eliminate a Fund-level tax, (iii) result in a higher percentage of Fund distributions treated as ordinary income, or (iv) subject the Fund to a fund-level tax that cannot be eliminated through distributions. Investments in foreign securities may also include equity securities of controlled foreign corporations, in which case the Fund will be required to take into account each year, as ordinary income, its share of certain portions of the issuer’s income, whether or not such amounts are distributed to the Fund.  In any of these circumstances, the Fund may need to borrow money or to dispose of certain investments in order to make the distributions required to qualify for treatment as a RIC and to eliminate a Fund-level tax. For additional information, please refer to “Taxation” in the Statement of Additional Information.

1 The NYSE is open from Monday through Friday, 9:30 a.m. to 4:00 p.m., Eastern time. NYSE, NYSE Arca, NYSE Bonds and NYSE Arca Options markets will generally close on, and in observation of the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday/Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas.

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A Fund’s investment in foreign securities may be subject to withholding and other taxes, which may decrease the Fund’s return on those securities. The Fund may be able to pass through to you a deduction or credit for such foreign taxes, as further described in the Statement of Additional Information.

In addition, a Fund’s investments in foreign securities, foreign currencies and derivatives may increase or accelerate the Fund’s recognition of gain and may affect the timing, amount or character of the Fund’s distributions.

For federal income tax purposes, distributions of net investment income are generally taxable to shareholders as ordinary income. The tax treatment of Fund distributions of capital gains is determined by how long the Fund owned (or is deemed to have owned) the investments that generated them, rather than how long you owned your Shares. Distributions of net capital gains (that is, the excess of net long-term capital gains from the sale of investments that the Fund owned for more than one year over net short-term capital losses) that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates. Distribution of net gains from the sale of investments that the Fund owned for one year or less will be taxable as ordinary income.

Distributions of investment income reported by the Fund as derived from “qualified dividend income” will be taxed in the hands of individuals at the rates applicable to net capital gains, provided that certain holding period and other requirements are met at both the shareholder and Fund level.

A 3.8% Medicare contribution tax is imposed on the “net investment income” of certain individuals, estates and trusts to the extent that their income exceeds certain threshold amounts.  “Net investment income” generally includes dividends, interest, and net gains from the disposition of investment property (including the Fund’s ordinary income dividends, Capital Gain Dividends, and capital gains recognized on the sale, repurchase or exchange of Fund Shares. Shareholders should consult their own tax advisers regarding the effect, if any, that this provision may have on their investment in Fund Shares.

A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Early in each year, we will send you a statement showing detailed federal tax information with respect to you distributions for the prior tax year.

Distributions are taxable to you in the manner described herein even if they are paid from income or gains earned before your investment (and thus were included in the price you paid for your Shares). For example, if you purchase Shares on or just before the record date of a Fund distribution, you will pay full price for the shares and could a portion of your investment back as a taxable distribution. In general, you will be taxed on the distributions you receive from the Fund, whether you receive them as additional Shares or in cash.

The repurchase, sale or exchange of Fund Shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of Shares will be treated as long-term capital gain or loss if the shareholder has held the Shares for more than 12 months. Otherwise the gain or loss will generally be treated as short-term capital gain or loss.

Shareholders who offer all of the Shares they hold or are deemed to hold in response to a Periodic Repurchase Offer (see “Periodic Repurchase Offers” above) generally will be treated as having sold their shares and generally will recognize a capital gain or loss.  If a shareholder tenders fewer than all of its Shares, it is possible that any amounts that the shareholder receives in such repurchase will be taxable as a dividend to such shareholder, and there is a risk that shareholders who do not tender any of their Shares for repurchase will be treated as having received a dividend distribution as a result of their proportionate increase in the ownership of the Fund. The Fund’s use of cash to repurchase Shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund Share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied.

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In general, dividends (other than Capital Gain Dividends) paid by the Fund to a person who is not a “U.S. person” within the meaning of the Code (a “foreign person”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate). For taxable years beginning on or before December 31, 2015, the Code provides a withholding tax exemption for certain interest-related dividends and short-term capital gain dividends paid to foreign persons.  See the Statement of Additional Information for additional information regarding foreign shareholders.

Under Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”), the Fund may be required to withhold on ordinary Fund dividends payable on or after July 1, 2014 (or, in certain cases, after later dates) and on repurchases, gross proceeds and certain Capital Gain Dividends from sales of Fund shares payable on or after January 1, 2017 to certain shareholders that fail to meet prescribed information reporting or certification requirements.  A foreign person may be exempt from the withholding described in this paragraph under an applicable intergovernmental agreement between the U.S. and a foreign government, provided that the shareholder and the applicable foreign government comply with the terms of such agreement.

The discussion above is very general. Please consult your tax adviser about the effect that an investment in the Fund could have on your own tax situation, including possible foreign, federal, state, or local tax consequences, or about any other tax questions you may have.

DIVIDEND REINVESTMENT PLAN

Dividends and capital gains distributions are automatically reinvested, unless otherwise noted.  You may notify the Transfer Agent in writing to:

● Choose to receive dividends or distributions (or both) in cash; or

● Change the way you currently receive distributions.

Shares may be distributed in lieu of cash. The number of Shares that will be distributed in lieu of cash is determined by dividing the dollar amount of the distribution to be reinvested by the NAV as of the close of business on the day of distribution.

Your taxable income is the same regardless of which option you choose. For further information about dividend reinvestment, contact the Transfer Agent by telephone at (855) 609-3680.

DESCRIPTION OF THE FUND

The Fund is a statutory trust established under the laws of State of Delaware by the Certificate of Trust dated July 17, 2013. The Fund’s Amended and Restated Declaration of Trust authorizes the issuance of an unlimited number of common Shares of beneficial interest, par value, unless the Trustees shall otherwise determine, $0.001 per share. All Shares have equal rights to the payment of dividends and other distributions and the distribution of assets upon liquidation. Shares will, when issued, be fully paid and non-assessable by the Fund and will have no pre-emptive or conversion rights or rights to cumulative voting.

Shareholders are entitled to share equally in dividends declared by the Board of Trustees payable to holders of Shares and in the net assets of the Fund available for distribution to holders of Shares upon liquidation after payment of the preferential amounts payable to holders of any outstanding preferred shares.

The Amended and Restated Declaration of Trust provides for indemnification out of Fund property for all loss and expense of any shareholder or former shareholder held personally liable for the obligations of the Fund solely by reason of such person’s status as a shareholder or former shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations.

Shareholders have no pre-emptive or conversion rights. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the holders of the Shares.

The Board of Trustees may classify or reclassify any issued or unissued Shares of the Fund into shares of any class by redesignating such Shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such Shares. Any such classification or reclassification will comply with the provisions of the Amended and Restated Declaration of Trust and the 1940 Act.

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As of [  ], the following Shares of the Fund were outstanding:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund for its Account	Amount of Outstanding Exclusive of Amount Shown Under (3)
Common Shares	Unlimited	[ ]	[ ]

Anti-Takeover Provisions. The Amended and Restated Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of Shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Amended and Restated Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Amended and Restated Declaration of Trust on file with the SEC for the full text of these provisions.

REPORTS TO SHAREHOLDERS

The Fund sends to common shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

ADDITIONAL INFORMATION

The prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations. The Statement of Additional Information can be obtained without charge by calling (855) 609-3680.

Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this prospectus forms a part, each such statement being qualified in all respects by such reference.

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TABLE OF CONTENTS FOR THE
STATEMENT OF ADDITIONAL INFORMATION

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THE FUND’S PRIVACY POLICY

Stone Ridge Asset Management LLC’s Commitment to Its Customers2

Stone Ridge Asset Management LLC (“Stone Ridge”) recognizes and respects the privacy expectation of each of its customers. Stone Ridge believes that the confidentiality and protection of its customers’ non-public personal information is one of its fundamental responsibilities. This means, most importantly, that Stone Ridge does not sell customers’ non-public personal information to any third parties. Stone Ridge uses its customers’ non-public personal information primarily to complete financial transactions that its customers request or to make its customers aware of other financial products and services offered by a Stone Ridge affiliated company.

Information Stone Ridge Collects About Its Customers

Stone Ridge collects non-public personal information about its customers from the following sources:

●	Account Applications and Other Forms, which may include a customer’s name and address, social security number or tax identification number, total assets, income, and accounts at other institutions;

●	Account History, which may include information about the transactions and balances in accounts with Stone Ridge; and

●	Correspondence, which may include written, telephonic or electronic communications.

How Stone Ridge Handles Its Customers’ Personal Information

As emphasized above, Stone Ridge does not sell non-public personal information about current or former customers to third parties. Below are the details of circumstances in which Stone Ridge may disclose non-public personal information to third parties:

●
In order to complete certain transactions or account changes that a customer directs, it may be necessary to provide certain non-public personal information about that customer to companies, individuals, or groups that are not affiliated with Stone Ridge. For example, if a customer asks Stone Ridge to transfer assets from another financial institution, Stone Ridge will need to provide certain non-public personal information about that customer to the company to complete the transaction.

●
In order to alert a customer to other financial products and services that a Stone Ridge affiliated company offers, Stone Ridge may share non-public personal information it has about that customer with an Stone Ridge affiliated company.

●
In certain instances, Stone Ridge may contract with non-affiliated companies to perform services for Stone Ridge. Where necessary, Stone Ridge will disclose non-public personal information it has about its customers to these third parties. For example, Stone Ridge may provide non-public personal information about a customer’s separate account to a qualified brokerage firm in order to enter into futures transactions. In all such cases, Stone Ridge will provide the third party with only the information necessary to carry out its assigned responsibilities and only for that purpose. In addition, Stone Ridge requires these third parties to treat Stone Ridge customers’ non-public information with the same high degree of confidentiality that Stone Ridge does.

●	Finally, Stone Ridge will release non-public information about customers if directed by that customer to do so or if Stone Ridge is authorized by law to do so.

2 For purposes of this notice, the term “customer” or “customers” includes both individuals who have investments with a Stone Ridge affiliated company and individuals who have provided non-public personal information to a Stone Ridge affiliated company, but did not invest with a Stone Ridge affiliated company.

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How Stone Ridge Safeguards Its Customers’ Personal Information

Stone Ridge restricts access to information about customers only to those employees who require that information to provide financial products and services to that customer. Stone Ridge maintains physical, electronic, and procedural safeguards that comply with federal standards to guard its customers’ non-public personal information.

Keeping Its Customers Informed

As required by federal law, Stone Ridge will notify customers of Stone Ridge’s Privacy Policy annually. Stone Ridge reserves the right to modify this policy at any time, but in the event that there is a change, Stone Ridge will promptly inform its customers of that change.

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Stone Ridge Reinsurance Risk Premium Interval Fund

For More Information

To obtain other information and for shareholder inquiries:

By telephone:	(855) 609-3680
By mail:	Stone Ridge Reinsurance Risk Premium Interval Fund c/o U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, Wisconsin 53202
On the Internet:	SEC EDGAR database – www.sec.gov

The Fund’s investment company registration number is 811-22870.

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Statement of Additional Information

Stone Ridge Trust II

Stone Ridge Reinsurance Risk Premium Interval Fund

February 28, 2015

405 Lexington Ave, 55th Floor
New York, NY 10174
(855) 609-3680

This Statement of Additional Information (“SAI”) describes Stone Ridge Reinsurance Risk Premium Interval Fund (the “Fund”). This SAI is not a prospectus and is only authorized for distribution when preceded or accompanied by the Fund’s current prospectus dated February 28, 2015, as supplemented from time to time (the “Prospectus”). This SAI supplements and should be read in conjunction with the Prospectus. A copy of the Prospectus may be obtained without charge by writing the Fund at the address, or by calling the toll-free telephone number, listed above.

Stone Ridge Trust II

Stone Ridge Reinsurance Risk Premium Interval Fund

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ADDITIONAL INVESTMENT INFORMATION AND RESTRICTIONS

Additional Investment Information

Stone Ridge Reinsurance Risk Premium Interval Fund (the “Fund”) is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and is structured as an “interval fund.” The Fund is an investment portfolio of Stone Ridge Trust II (the “Trust”), a Delaware statutory trust organized on July 17, 2013. Capitalized terms used in this SAI and not otherwise defined have the meanings given to them in the Fund’s Prospectus.

The Prospectus discusses the investment objective of the Fund, as well as the principal investment strategies it employs to achieve its objective and the principal investment risks associated with those strategies. Additional information about the strategies and other investment practices the Fund may employ and certain related risks are described below.

Reinsurance-Related Securities.

Reinsurance occurs when insurance or reinsurance companies share risk by purchasing insurance policies from other insurers or reinsurers to limit the total loss the original insurer or reinsurer would experience in case of disaster. Reinsurance involves the practice of insurers or reinsurers transferring portions of risk portfolios to other parties by agreement in order to reduce the likelihood of having to pay a large obligation resulting from an insurance claim. The intent of reinsurance is for an insurance or reinsurance company to reduce the risks associated with underwritten policies by spreading risks across alternative institutions. The party seeking reinsurance is known as the ceding party. The party that accepts a portion of the potential obligation in exchange for a share of the insurance premium is known as the reinsurer.

The Fund may invest in event-linked bonds in one or more of three ways: the Fund may purchase event-linked bonds when initially offered; the Fund may purchase event-linked bonds in the secondary, over-the-counter market; or the Fund may gain indirect exposure to event-linked bonds using derivatives. As the market for event-linked bonds evolves, the Fund expects to participate in that market and to include new types of event-linked bond offerings in their portfolios.

Trigger events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss caused by the event, together with a method to measure such loss. In order for a trigger event to be deemed to have occurred, each of the three criteria must be satisfied while the bond is outstanding. The Fund has no limit as to the types of events, geographic areas or thresholds of loss referenced by event-linked bonds in which they can invest. Generally, the event is either a natural or non-natural peril of a kind that results in significant physical or economic loss. Natural perils include disasters such as hurricanes, earthquakes, windstorms, fires and floods. Non-natural perils include disasters resulting from human activity such as commercial and industrial accidents or business interruptions. Some event-linked bonds reference only a single event. Other event-linked bonds may reference multiple events, the occurrence of any one (or other number) of which would satisfy this criteria. Or, an event-linked bond may not specify a particular peril. In these cases, only the geographic area and threshold of physical or economic loss determines whether a trigger event has occurred. For example, certain event-linked bonds, commonly referred to as “mortality” bonds (discussed further below), have trigger events that are deemed to occur if a specific number of deaths occur in an identified geographic area regardless of the peril which caused the loss of life.

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Indemnity triggers. Indemnity triggers are based on losses paid and reserved for by an identified insurance company. Generally the identified company sponsored the special purpose vehicle issuing the event-linked bonds. The trigger event would be considered to have occurred only if that company’s losses on catastrophic insurance claims exceeded a certain threshold of insured claims. If the company’s losses (paid and reserved for) were less than the pre-determined aggregate amount, then the trigger event would not be considered to have occurred and the Fund would be entitled to recover their principal plus accrued but unpaid interest. Indemnity triggers require investors and rating agencies to understand the risks of the insurance and reinsurance policies underwritten by the company, which may be difficult to obtain and ascertain, particularly in the case of complex commercial insurance and reinsurance policies. In addition, event-linked bond investors are dependent upon the company’s ability to estimate and settle catastrophe claims in a manner that would not be disadvantageous to investors’ interests.

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Index triggers. Index triggers are based on pre-defined formulas, which eliminate the risks relating to a company’s insurance claims-handling practices and potential information barriers. However, investors are dependent upon the accuracy of the models and other information received from reporting services used to calculate the loss or metric. Index triggers follow one of the three broad approaches: modeled-loss, industry-loss and parametric.

o	Modeled-Loss. Modeled-loss triggers are based upon a catastrophe-modeling firm’s database estimate of a hypothetical company’s losses based on a model policy portfolio.

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Industry Loss. Industry loss triggers are based upon the estimated loss for the insurance industry as a whole from a particular catastrophe. Estimates are derived from a reporting service, such as Property Claim Services.

o
Parametric. Parametric triggers are based upon the occurrence of a catastrophic event with certain defined physical parameters (e.g., wind speed of a hurricane, as measured from a pre-determined location, or magnitude of an earthquake, as measured from a pre-determined location).

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Hybrid triggers. Hybrid triggers involve more than one metric of physical or economic loss in a single event-linked bond transaction. For example, after the occurrence of a qualifying U.S. earthquake, a modeled-loss index is used to establish a company’s overall market share, and then applied to the industry-loss index associated with the qualifying event to determine any principal reduction. Hybrid triggers may be more complicated and difficult to understand for investors, and involve the applicable risks associated with the types of triggers described above.

Longevity and Mortality Bonds. The Fund may invest in both longevity bonds and mortality bonds, which are fixed-income securities, typically issued by special purpose vehicles created by life insurance companies, annuity providers and pension obligors, to hedge “longevity risk” or “mortality risk” (as applicable) faced by those entities.

Longevity risk is the risk that members of a reference population will live longer, on average, than anticipated. Mortality risk is the risk that members of a reference population will live shorter, on average, than anticipated. Such risks are among the most significant faced by life insurers, annuity providers and pension funds because changes in longevity or mortality rates can significantly affect the liabilities and cash needs of those entities. The terms of a longevity bond typically provide that the investor in the bond will receive less than the bond’s par amount at maturity if the actual average longevity (life span) of a specified population of people observed over a specified period of time (typically measured by a longevity index) is higher than a specified level. If longevity is higher than expected, the bond will return less than its par amount at maturity, and could return no principal at maturity. Other types of longevity bonds may provide that if the actual average longevity of two separate populations of people observed over a specified period of time diverge by more than a specified amount, the bonds will pay less than their par amount at maturity. A mortality bond, in contrast to a longevity bond, typically provides that the investor in the bond will receive less than the bond’s par amount at maturity if the mortality rate of a specified population of people observed over a specified period of time (typically measured by a mortality index) is higher than a specified level. Some mortality bonds, often referred to as “extreme mortality bonds” contain remote event triggers, which provide that the bonds will lose principal only if the mortality rate of the specified population is substantially higher than the expected level.

During their term, both longevity bonds and mortality bonds typically pay a floating rate of interest to investors. Longevity bonds and mortality bonds purchased by the Fund involve the risk that Stone Ridge Asset Management LLC (the “Adviser”) may incorrectly predict the actual level of longevity or mortality, as applicable, for the reference population of people, and the Fund will lose all or a portion of the amount of their investment in the bond. With respect to mortality bonds held by the Fund, there is also the risk that an epidemic or other catastrophic event could strike the reference population, resulting in mortality rates exceeding expectations and in the Fund losing all or a portion of their investment in the bond.

Other Debt Investments. As part of its regular investment program, the Fund can invest in debt investments other than event-linked bonds. The Fund may invest in debt securities of U.S. or foreign issuers. These debt securities may have fixed or floating interest rates; may or may not be collateralized; and may be below investment grade or, if unrated, determined by the Adviser, to be of comparable quality. The Fund has no limits as to the maturity of debt securities in which the Fund invests or as to the market capitalization range of the issuers.

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U.S. Treasury Obligations. These include Treasury bills (which have maturities of one year or less when issued), Treasury notes (which have maturities of one to ten years when issued), and Treasury bonds (which have maturities of more than ten years when issued). Treasury securities are backed by the full faith and credit of the United States as to timely payments of interest and repayments of principal. The Fund can also buy U.S. Treasury securities whose interest coupons have been “stripped” by a Federal Reserve Bank, zero-coupon U.S. Treasury securities described below, and Treasury Inflation-Protection Securities (“TIPS”).

The U.S. Treasury securities called “TIPS” are designed to provide an investment that is not vulnerable to inflation. The interest rate paid by TIPS is fixed. The principal value rises or falls semi-annually based on changes in the published Consumer Price Index. If inflation occurs, the principal and interest payments on TIPS are adjusted to protect investors from inflationary loss. If deflation occurs, the principal and interest payments will be adjusted downward, although the principal will not fall below its face amount at maturity.

Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

Obligations Issued or Guaranteed by U.S. Government Agencies or Instrumentalities. These include direct obligations and mortgage-related securities that have different levels of credit support from the U.S. Government. Some are supported by the full faith and credit of the United States, such as Government National Mortgage Association pass-through mortgage certificates (called “Ginnie Maes”). Some are supported by the right of the issuer to borrow from the U.S. Treasury under certain circumstances, such as Federal National Mortgage Association bonds (“Fannie Maes”) and Federal Home Loan Mortgage Corporation obligations (“Freddie Macs”). Others are supported only by the credit of the entity that issued them. Securities issued by Fannie Mae and Freddie Mac are also supported by commitments from the U.S. Treasury to purchase certain of those agencies’ securities during market conditions in which the U.S. Treasury deems it necessary for the promotion of market stability. In September 2008, the Federal Housing Finance Agency, an independent regulatory agency, placed the Federal National Mortgage Corporation and Federal Home Loan Mortgage Corporation into conservatorship. The U.S. Department of Treasury also entered into a new secured lending credit facility with those companies and a preferred stock purchase agreement. Under the preferred stock purchase agreement, the Treasury will ensure that each company maintains a positive net worth. Although the U.S. government has provided financial support in the past to certain government-sponsored entities, there can be no assurance that it will do so in the future. Such debt and mortgage-backed securities are subject to the risk of default on the payment of interest and/or principal, similar to debt of private issuers.

Zero-Coupon U.S. Government Securities. The Fund can buy zero-coupon U.S. Government securities. These will typically be U.S. Treasury Notes and Bonds that have been stripped of their interest coupons or certificates representing interests in those stripped debt obligations and coupons.

Zero-coupon securities do not make periodic interest payments and are sold at a deep discount from their face value at maturity. The buyer recognizes a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. This discount depends on the time remaining until maturity, as well as prevailing interest rates, the liquidity of the security and the credit quality of the issuer. The discount typically decreases as the maturity date approaches.

Because zero-coupon securities pay no interest and compound semi-annually at the rate fixed at the time of their issuance, their value is generally more volatile than the value of other debt securities that pay interest. Their value may fall more dramatically than the value of interest-bearing securities when interest rates rise. When prevailing interest rates fall, zero-coupon securities tend to rise more rapidly in value because they have a fixed rate of return.

The Fund’s investment in zero-coupon securities may cause the Fund to recognize income for federal income tax purposes without a corresponding receipt of cash; this can require the Fund to dispose of investments, including when not otherwise advantageous to do so, to meet distribution requirements.

Other Zero-Coupon Securities. The Fund may buy zero-coupon and delayed interest securities, and “stripped” securities of U.S. and foreign corporations and of foreign government issuers. These are similar in structure to zero-coupon and “stripped” U.S. Government securities, but in the case of foreign government securities may or may not be backed by the “full faith and credit” of the issuing foreign government. Zero-coupon securities issued by foreign governments and by corporations will be subject to greater credit risks than U.S. Government zero-coupon securities.

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Other “Stripped” Securities. In addition to buying stripped Treasury securities, the Fund can invest in stripped mortgage-related securities that are created by segregating the cash flows from underlying mortgage loans or mortgage securities to create two or more new securities. Each has a specified percentage of the underlying security’s principal or interest payments. These are a form of derivative investment.

Mortgage securities may be partially stripped so that each class receives some interest and some principal. However, they may be completely stripped. In that case all of the interest is distributed to holders of one type of security, known as an “interest-only” security, or “I/O,” and all of the principal is distributed to holders of another type of security, known as a “principal-only” security or “P/O.” Strips can be created for pass-through certificates or collateralized mortgage obligations (CMOs).

The yields to maturity of I/Os and P/Os are very sensitive to principal repayments (including prepayments) on the underlying mortgages. If the underlying mortgages experience greater than anticipated prepayments of principal, the Fund might not fully recoup its investment in an I/O based on those assets. If underlying mortgages experience less than anticipated prepayments of principal, the yield on the P/Os based on them could decline substantially.

Other Floating Rate and Variable Rate Obligations. The Fund can invest in debt securities other than event-linked bonds that have floating or variable interest rates. Those variable rate obligations may have a demand feature that allows the Fund to tender the obligation to the issuer or a third party prior to its maturity. The tender may be at par value plus accrued interest, according to the terms of the obligations.

The interest rate on a floating rate demand note is adjusted automatically according to a stated prevailing market rate, such as the Prime Rate, the 91-day U.S. Treasury Bill rate, or some other standard. The instrument’s rate is adjusted automatically each time the base rate is adjusted. The interest rate on a variable rate note is also based on a stated prevailing market rate but is adjusted automatically at specified intervals. Generally, the changes in the interest rate on such securities reduce the fluctuation in their market value. As interest rates decrease or increase, the potential for capital appreciation or depreciation is less than that for fixed-rate obligations of the same maturity.

Floating rate and variable rate demand notes that have a stated maturity in excess of one year may have features that permit the holder to recover the principal amount of the underlying security at specified intervals not exceeding one year and upon no more than 30 days’ notice. The issuer of that type of note normally has a corresponding right in its discretion, after a given period, to prepay the outstanding principal amount of the note plus accrued interest. Generally the issuer must provide a specified number of days’ notice to the holder. The Fund can also buy step-coupon bonds that have a coupon rate that changes periodically during the life of the security on pre-determined dates that are set when the security is issued.

Money Market Instruments. The Fund can invest in money market instruments, which are U.S. dollar-denominated, high-quality, short-term debt obligations, to provide liquidity, for temporary defensive purposes, or for other purposes. Money market instruments may have fixed, variable or floating interest rates. Examples of money market instruments include obligations issued or guaranteed by the U.S. Government (or any of its agencies or instrumentalities); bank obligations, such as time deposits, certificates of deposit and bankers’ acceptances; commercial paper; and variable amount master demand notes.

Preferred Stocks. Preferred stock, unlike common stock, has a stated dividend rate payable from the corporation’s earnings. Preferred stock dividends may be cumulative or non-cumulative, participating, or auction rate. “Cumulative” dividend provisions require all or a portion of prior unpaid dividends to be paid. Preferred stock may be “participating” stock, which means that it may be entitled to a dividend exceeding the stated dividend in certain cases.

If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline. Preferred stock may have mandatory sinking fund provisions, as well as provisions allowing calls or redemption prior to maturity, which also can have a negative impact on prices when interest rates decline. The rights of preferred stock on distribution of a corporation’s assets in the event of a liquidation are generally subordinate to the rights associated with a corporation’s debt securities. Preferred stock generally has a preference over common stock on the distribution of a corporation’s assets in the event of liquidation.

Derivatives. The Fund may enter into derivatives transactions with respect to any security or other instrument in which it is permitted to invest or any related security, instrument, index or economic indicator (“reference instruments”). The use of derivatives gives rise to a form of leverage and the related risks.

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To the extent obligations created by the Fund may be deemed to create “senior securities” (as defined in the 1940 Act), the Fund may be required to segregate or earmark liquid assets. The Fund will segregate with its custodian or otherwise designate on its records (“earmark”) cash or liquid assets in an amount the Fund believes to be adequate to ensure that it has sufficient liquid assets to meet its obligations under its derivatives contracts, or the Fund may engage in other measures to “cover” its obligations with respect to such transactions. The amounts that are segregated or earmarked may be based on the derivative’s notional value or on the daily mark-to-market obligation under the derivatives contract and may be reduced by amounts on deposit with the applicable broker or counterparty to the derivatives transaction. The Fund may segregate or earmark amounts in addition to the amounts described above. In certain circumstances, the Fund may enter into an offsetting position rather than segregating or designating liquid assets (e.g., the Fund may cover a written put option with a purchased put option with the same or higher exercise price). Although the Adviser will attempt to ensure that the Fund has sufficient liquid assets in respect of its obligations under its derivative contracts, it is possible that the Fund’s liquid assets may be insufficient to support such obligations under its derivatives positions. The Fund may modify its asset segregation policies from time to time.

Although it is not obligated to do so, the Fund can use derivatives to hedge. The Fund can use hedging to attempt to protect against declines in the market value of the Fund’s portfolio, to permit the Fund to retain unrealized gains in the value of portfolio securities which have appreciated, or to facilitate selling securities for investment reasons. The Fund can use hedging to establish a position in the securities market as a temporary substitute for purchasing particular securities. In that case, the Fund would normally seek to purchase the securities and then terminate that hedging position. The Fund might also use this type of hedge to attempt to protect against the possibility that their portfolio securities would not be fully included in a rise in value of the market.

Some of the hedging strategies the Fund can use are described below. The Fund may employ new hedging strategies when they are developed, if those investment methods are consistent with the Fund’s investment objective and are permissible under applicable regulations governing the Fund.

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“Structured” Notes. The Fund can invest in “structured” notes, which are specially-designed derivative debt investments whose principal payments or interest payments are linked to the value of an underlying asset, such as an equity or debt security, currency, or commodity, or non-asset reference, such as an interest rate or index. The terms of the instrument may be “structured” by the purchaser (the Fund) and the borrower issuing the note.

The values of these notes will fall or rise in response to changes in the values of the underlying asset or reference and the Fund might receive less principal or interest if the underlying asset or reference does not perform as anticipated. In some cases, these notes may pay an amount based on a multiple of the relative change in value of the asset or reference. This type of note offers the potential for increased income or principal payments but at a greater risk of loss than a typical debt security of the same maturity and credit quality.

The values of these notes are also subject to both credit risk (if the counterparty fails to meet its obligations) and interest rate risk and therefore the Fund could receive more or less than they originally invested when a note matures. The prices of these notes may be very volatile and they may have a limited trading market, making it difficult for the Fund to value them or sell them at an acceptable price.

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Swaps. The Fund may enter into swap agreements, including interest rate, total return, credit default and volatility swaps. Swap agreements are two-party contracts entered into primarily by institutional investors for a specified period of time typically ranging from a few weeks to more than one year. In a standard swap transaction, two parties agree to exchange the returns (or the difference between the returns) earned or realized on a particular asset, such as an equity or debt security, commodity or currency, or non-asset reference, such as an interest rate or index. The swapped returns are generally calculated with respect to a notional amount, that is, the return on a particular dollar amount invested in the underlying asset or reference. The Fund may enter into swap agreements to, among other reasons, gain exposure to certain markets in the most economical way possible, protect against currency fluctuations, or reduce risk arising from ownership of a particular security or instrument. Other risks include liquidity and counterparty risk.

The Fund may enter into swap transactions with certain counterparties pursuant to master netting agreements. A master netting agreement provides that all swaps done between the Fund and that counterparty shall be regarded as parts of an integral agreement. If amounts are payable on a particular date in the same currency in respect of more than one swap transaction, the amount payable shall be the net amount. In addition, the master netting agreement may provide that if one party defaults generally or on any swap, the counterparty can terminate all outstanding swaps with that party.

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The use of swap agreements by the Fund entails certain risks. The swaps market is generally unregulated. There is no central exchange or market for swap transactions and therefore they are less liquid investments than exchange-traded instruments and may be considered illiquid by the Fund. Swap agreements entail credit risk arising from the possibility that the counterparty will default. If the counterparty defaults, the Fund’s loss will consist of the net amount of contractual payments that the Fund has not yet received. The Adviser will monitor the creditworthiness of counterparties to the Fund’s swap transactions on an ongoing basis. Swap agreements may effectively add leverage to the Fund’s portfolio because the Fund would be subject to investment exposure on the notional amount of the swap.

o
Interest Rate Swaps. The Fund may enter into interest rate swaps. In an interest rate swap, the Fund and another party exchange the right to receive or the obligation to pay interest on a security or other reference rate. For example, they might swap the right to receive floating rate payments for fixed rate payments. There is a risk that, based on movements of interest rates, the payments made by the Fund under a swap agreement will be greater than the payments it receives.

o
Total Return Swaps. The Fund may enter into total return swaps, under which one party agrees to pay the other the total return of a defined underlying asset, such as a security or basket of securities, or non-asset reference, such as a securities index, during the specified period in return for periodic payments based on a fixed or variable interest rate or the total return from different underlying assets or references. Total return swaps could result in losses if the underlying asset or reference does not perform as anticipated by the Adviser.

o
Credit Default Swaps. The Fund may enter into credit default swaps. A credit default swap enables an investor to buy or sell protection against a credit event, such as a borrower’s or issuer’s failure to make timely payments of interest or principal, bankruptcy or restructuring. The Fund may seek to enhance returns by selling protection or attempt to mitigate credit risk by buying protection against the occurrence of a credit event by a specified borrower or issuer. The Fund may enter into credit default swaps, both directly (“unfunded swaps”) and indirectly (“funded swaps”) in the form of a swap embedded within a structured security. Unfunded and funded credit default swaps may refer to a single security or on a basket of securities.

o
If the Fund buys credit protection using a credit default swap and a credit event occurs, the Fund will deliver the defaulted bond underlying the swap and the swap counterparty will pay the par amount of the bond. If the Fund sells credit protection using a credit default swap and a credit event occurs, the Fund will pay the par amount of the defaulted bond underlying the swap and the swap counterparty will deliver the bond. If the swap is on a basket of assets, the notional amount of the swap is reduced by the par amount of the defaulted asset, and the fixed payments are then made on the reduced notional amount.

o
Risks of credit default swaps include counterparty credit risk (if the counterparty fails to meet its obligations) and the risk that the Fund will not properly assess the cost of the instrument based on the lack of transparency in the market. If the Fund is selling credit protection, there is a risk that a credit event will occur and that the Fund will have to pay par value on defaulted bonds. If the Fund is buying credit protection, there is a risk that no credit event will occur and the Fund will receive no benefit for the premium paid. In addition, if the Fund is buying credit protection and a credit event does occur, there is a risk when the Fund does not own the underlying asset, that the Fund will have difficulty acquiring the asset on the open market and may receive adverse pricing.

o
Volatility Swap Contracts. The Fund may enter into volatility swaps to hedge the direction of volatility in a particular asset or non-asset reference, or for other non-speculative purposes. For volatility swaps, counterparties agree to buy or sell volatility at a specific level over a fixed period. Volatility swaps are subject to credit risks (if the counterparty fails to meet its obligations), and the risk that the Adviser is incorrect in forecasts of volatility of the underlying asset or reference.

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Swap Options and Swap Forwards. The Fund also may enter into options on swaps as well as forwards on swaps. A swap option is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel, or otherwise modify an existing swap agreement on pre-designated terms. The Fund may write (sell) and purchase put and call swap options. A swap forward is an agreement to enter into a swap agreement at some point in the future, usually three to six months from the date of the contract.

The writer of the contract receives the premium and bears the risk of unfavorable changes in the preset rate on the underlying swap. The Fund generally will incur a greater risk when it writes a swap option than when it purchases a swap option. When the Fund purchases a swap option it risks losing only the amount of the premium they have paid if the Fund lets the option expire unexercised. When the Fund writes a swap option it will become obligated, upon exercise of the option by the counterparty, according to the terms of the underlying agreement.

Futures. The Fund can buy and sell futures contracts that relate to debt securities (these are referred to as “interest rate futures”), broadly-based securities indices (“stock index futures” and “bond index futures”), foreign currencies, commodities and individual equity securities (“single stock futures”). The primary risks associated with the use of futures contracts and options are imperfect correlation, liquidity, unanticipated market movement and counterparty risk.

A broadly-based stock index is used as the basis for trading stock index futures. They may in some cases be based on equity securities of issuers in a particular industry or group of industries. A stock index assigns relative values to the securities included in the index and its value fluctuates in response to the changes in value of the underlying securities. A stock index cannot be purchased or sold directly. Bond index futures are similar contracts based on the future value of the basket of securities that comprise the index. These contracts obligate the seller to deliver, and the purchaser to take, cash to settle the futures transaction. There is no delivery made of the underlying securities to settle the futures obligation. Either party may also settle the transaction by entering into an offsetting contract.

An interest rate future obligates the seller to deliver (and the purchaser to take) cash or a specified type of debt security to settle the futures transaction. Either party could also enter into an offsetting contract to close out the position. Similarly, a single stock future obligates the seller to deliver (and the purchaser to take) cash or a specified equity security to settle the futures transaction. Either party could also enter into an offsetting contract to close out the position. Single stock futures trade on a very limited number of exchanges, with contracts typically not fungible among the exchanges.

No money is paid or received by the Fund on the purchase or sale of a future. Upon entering into a futures transaction, the Fund will be required to deposit an initial margin payment with the futures commission merchant (the “futures broker”). Initial margin payments will be deposited with the Fund’s custodian bank in an account registered in the futures broker’s name. However, the futures broker can gain access to that account only under specified conditions. As the future is marked to market (that is, its value on the Fund’s books is changed) to reflect changes in its market value, subsequent margin payments, called variation margin, will be paid to or by the futures broker daily.

At any time prior to expiration of the future, the Fund may elect to close out its position by taking an opposite position, at which time a final determination of variation margin is made and any additional cash must be paid by or released to the Fund. Any loss or gain on the future is then realized by the Fund for tax purposes. All futures transactions (except forward contracts) are effected through a clearinghouse associated with the exchange on which the contracts are traded.

Put and Call Options. The Fund can buy and sell exchange-traded and over-the-counter put options (“puts”) and call options (“calls”), including index options, securities options, currency options, commodities options and options on futures.

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Writing Call Options. The Fund may write (that is, sell) calls. When the Fund writes a call on a security, it receives cash (a premium). The Fund agrees to sell the underlying security to a purchaser of a corresponding call on the same security during the call period at a fixed exercise price regardless of market price changes during the call period. The call period is usually not more than nine months. The exercise price may differ from the market price of the underlying security. When the Fund writes covered call options (meaning that the Fund owns or has the right to acquire the underlying security at all times during the option period), the Fund has the risk of loss that the price of the underlying security may decline during the call period. That risk may be offset to some extent by the premium the Fund receives. If the value of the investment does not rise above the call price, it is likely that the call will lapse without being exercised. In that case the Fund would keep the cash premium.

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When the Fund writes a call on an index, it receives cash (a premium). If the buyer of the call exercises it, the Fund will pay an amount of cash equal to the difference between the closing price of the call and the exercise price, multiplied by a specific multiple that determines the total value of the call for each point of difference. If the value of the underlying investment does not rise above the call price, it is likely that the call will lapse without being exercised. In that case, the Fund would keep the cash premium.

To terminate its obligation on a call it has written, the Fund may purchase a corresponding call in a “closing purchase transaction.” The Fund will then realize a profit or loss, depending upon whether the net of the amount of the option transaction costs and the premium received on the call the Fund wrote is more or less than the price of the call the Fund purchases to close out the transaction. Once the Fund receives an exercise notice for its option, however, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. Thus, the use of covered call options may require the Fund to sell portfolio securities at inopportune times or for prices other than current market values, will limit the amount of appreciation the Fund can realize above the exercise price of an option on a security, or may cause the Fund to hold a security that it might otherwise sell. The Fund may realize a profit if the call expires unexercised, because the Fund will retain the underlying security and the premium it received when it wrote the call. If the Fund cannot effect a closing purchase transaction due to the lack of a market, it will have to hold the callable securities until the call expires or is exercised.

The Fund may also write calls on a futures contract without owning the futures contract or securities deliverable under the contract.

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Writing Put Options. The Fund may write (that is, sell) put options. A put option on securities gives the purchaser the right to sell, and the writer the obligation to buy, the underlying investment at the exercise price during the option period.

The premium the Fund receives from writing a put represents a profit, as long as the price of the underlying investment remains equal to or above the exercise price. However, the Fund also assumes the obligation during the option period to buy the underlying investment from the buyer of the put at the exercise price, even if the value of the investment falls below the exercise price.

If a put the Fund has written expires unexercised, the Fund realizes a gain in the amount of the premium less the transaction costs incurred. If the put is exercised, the Fund must fulfill its obligation to purchase the underlying investment at the exercise price. That price will usually exceed the market value of the investment at that time. In that case, the Fund may incur a loss if it sells the underlying investment. That loss will be equal to the sum of the sale price of the underlying investment and the premium received minus the sum of the exercise price and any transaction costs the Fund incurred.

As long as the Fund’s obligation as the put writer continues, it may be assigned an exercise notice by the broker-dealer through which the put was sold. That notice will require the Fund to take delivery of the underlying security and pay the exercise price. The Fund has no control over when it may be required to purchase the underlying security, since it may be assigned an exercise notice at any time prior to the termination of its obligation as the writer of the put. That obligation terminates upon expiration of the put. It may also terminate if, before it receives an exercise notice, the Fund effects a closing purchase transaction by purchasing a put of the same series as it sold. Once the Fund has been assigned an exercise notice, it cannot effect a closing purchase transaction.

The Fund may decide to effect a closing purchase transaction to realize a profit on an outstanding put option it has written or to prevent the underlying security from being put. Effecting a closing purchase transaction will also permit the Fund to write another put option on the security, or to sell the security and use the proceeds from the sale for other investments. The Fund will realize a profit or loss from a closing purchase transaction depending on whether the cost of the transaction is less or more than the premium received from writing the put option.

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Purchasing Puts and Calls. The Fund may purchase call options. When the Fund buys a call (other than in a closing purchase transaction), it pays a premium. The Fund then has the right to buy the underlying investment from a seller of a corresponding call on the same investment during the call period at a fixed exercise price.

The Fund benefits only if it sells the call at a profit or if, during the call period, the market price of the underlying investment is above the sum of the call price plus the transaction costs and the premium paid for the call and the Fund exercises the call. If the Fund does not exercise the call or sell it (whether or not at a profit), the call will become worthless at its expiration date. In that case the Fund will have paid the premium but lost the right to purchase the underlying investment.

The Fund can buy puts whether or not it owns the underlying investment. When the Fund purchases a put, it pays a premium and, except as to puts on indices, has the right to sell the underlying investment to a seller of a put on a corresponding investment during the put period at a fixed exercise price.

Buying a put on an investment the Fund does not own (such as an index or a future) permits the Fund either to resell the put or to buy the underlying investment and sell it at the exercise price. The resale price will vary inversely to the price of the underlying investment. If the market price of the underlying investment is above the exercise price and, as a result, the put is not exercised, the put will become worthless on its expiration date.

Buying a put on securities or futures the Fund owns enables the Fund to attempt to protect itself during the put period against a decline in the value of the underlying investment below the exercise price by selling the underlying investment at the exercise price to a seller of a corresponding put. If the market price of the underlying investment is equal to or above the exercise price and, as a result, the put is not exercised or resold, the put will become worthless at its expiration date. In that case the Fund will have paid the premium but lost the right to sell the underlying investment. However, the Fund may sell the put prior to its expiration. That sale may or may not be at a profit.

When the Fund purchases a call or put on an index or future, it pays a premium, but settlement is in cash rather than by delivery of the underlying investment to the Fund. Gain or loss depends on changes in the index in question (and thus on price movements in the securities market generally) rather than on price movements in individual securities or futures contracts.

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Buying and Selling Options on Foreign Currencies. The Fund can buy and sell exchange-traded and over-the-counter put options and call options on foreign currencies. The Fund could use these calls and puts to try to protect against declines in the dollar value of foreign securities and increases in the dollar cost of foreign securities the Fund wants to acquire.

If the Adviser anticipates a rise in the dollar value of a foreign currency in which securities to be acquired are denominated, the increased cost of those securities may be partially offset by purchasing calls or writing puts on that foreign currency. If the Adviser anticipates a decline in the dollar value of a foreign currency, the decline in the dollar value of portfolio securities denominated in that currency might be partially offset by writing calls or purchasing puts on that foreign currency. However, the currency rates could fluctuate in a direction adverse to the Fund’s position. The Fund will then have incurred option premium payments and transaction costs without a corresponding benefit.

The Fund could write a call on a foreign currency to provide a hedge against a decline in the U.S. dollar value of a security which the Fund owns or has the right to acquire and which is denominated in the currency underlying the option. That decline might be one that occurs due to an expected adverse change in the exchange rate. This is known as a “cross-hedging” strategy.

Risks of Hedging with Options and Futures. The use of hedging strategies requires special skills and knowledge of investment techniques that are different than what is required for normal portfolio management. If the Adviser uses a hedging strategy at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the Fund’s return. The Fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments.

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The Fund’s option activities could affect its portfolio turnover rate and brokerage commissions. The exercise of calls written by the Fund might cause the Fund to sell related portfolio securities, thus increasing its turnover rate. The exercise by the Fund of puts on securities will cause the sale of underlying investments, increasing portfolio turnover. Although the decision whether to exercise a put it holds is within the Fund’s control, holding a put might cause the Fund to sell the related investments for reasons that would not exist in the absence of the put.

The Fund could pay a brokerage commission each time it buys a call or put, sells a call or put, or buys or sells an underlying investment in connection with the exercise of a call or put. Those commissions could be higher on a relative basis than the commissions for direct purchases or sales of the underlying investments. Premiums paid for options are small in relation to the market value of the underlying investments. Consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in the Fund’s net asset value being more sensitive to changes in the value of the underlying investment.

If a covered call written by the Fund is exercised on an investment that has increased in value, the Fund will be required to sell the investment at the call price. It will not be able to realize any profit if the investment has increased in value above the call price.

An option position may be closed out only on a market that provides secondary trading for options of the same series, and there is no assurance that a liquid secondary market will exist for any particular option. The Fund might experience losses if it could not close out a position because of an illiquid market for the future or option.

There is a risk in using short hedging by selling futures or purchasing puts on broadly-based indices or futures to attempt to protect against declines in the value of the Fund’s portfolio securities. The risk is that the prices of the futures or the applicable index will correlate imperfectly with the behavior of the cash prices of the Fund’s securities. For example, it is possible that while the Fund has used derivative instruments in a short hedge, the market may advance and the value of the securities held in the Fund’s portfolio might decline. If that occurred, the Fund would lose money on the derivative instruments and also experience a decline in the value of its portfolio securities. However, while this could occur for a very brief period or to a very small degree, over time the value of a diversified portfolio of securities will tend to move in the same direction as the indices upon which the derivative instruments are based.

The risk of imperfect correlation increases as the composition of the Fund’s portfolio diverges from the securities included in the applicable index. To compensate for the imperfect correlation of movements in the price of the portfolio securities being hedged and movements in the price of the hedging instruments, the Fund might use derivative instruments in a greater dollar amount than the dollar amount of portfolio securities being hedged. It might do so if the historical volatility of the prices of the portfolio securities being hedged is more than the historical volatility of the applicable index.

The ordinary spreads between prices in the cash and futures markets are subject to distortions, due to differences in the nature of those markets. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities markets. Therefore, increased participation by speculators in the futures market may cause temporary price distortions.

The Fund can use derivative instruments to establish a position in the securities markets as a temporary substitute for the purchase of individual securities (long hedging) by buying futures and/or calls on such futures, broadly-based indices or on securities. It is possible that when the Fund does so the market might decline. If the Fund then concludes not to invest in securities because of concerns that the market might decline further or for other reasons, the Fund will realize a loss on the hedge position that is not offset by a reduction in the price of the securities purchased.

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Forward Contracts. Forward contracts are foreign currency exchange contracts. They are used to buy or sell foreign currency for future delivery at a fixed price. The Fund can use them to “lock in” the U.S. dollar price of a security denominated in a foreign currency that the Fund has bought or sold, or to protect against possible losses from changes in the relative values of the U.S. dollar and a foreign currency. The Fund can also use “cross-hedging” where the Fund hedges against changes in currencies other than the currency in which a security it holds is denominated.

Under a forward contract, one party agrees to purchase, and another party agrees to sell, a specific currency at a future date. That date may be any fixed number of days from the date of the contract agreed upon by the parties. The transaction price is set at the time the contract is entered into. These contracts are traded in the inter-bank market conducted directly among currency traders (usually large commercial banks) and their customers.

The Fund may use forward contracts to protect against uncertainty in the level of future exchange rates. The use of forward contracts does not eliminate the risk of fluctuations in the prices of the underlying securities the Fund own or intend to acquire, but it does fix a rate of exchange in advance. Although forward contracts may reduce the risk of loss from a decline in the value of the hedged currency, at the same time they limit any potential gain if the value of the hedged currency increases.

When the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when it anticipates receiving dividend payments in a foreign currency, the Fund might desire to “lock-in” the U.S. dollar price of the security or the U.S. dollar equivalent of the dividend payments. To do so, the Fund could enter into a forward contract for the purchase or sale of the amount of foreign currency involved in the underlying transaction, in a fixed amount of U.S. dollars per unit of the foreign currency. This is called a “transaction hedge.” The transaction hedge will protect the Fund against a loss from an adverse change in the currency exchange rates during the period between the date on which the security is purchased or sold or on which the payment is declared, and the date on which the payments are made or received.

The Fund could also use forward contracts to lock in the U.S. dollar value of portfolio positions. This is called a “position hedge.” When the Fund believes that a foreign currency might suffer a substantial decline against the U.S. dollar, it could enter into a forward contract to sell an amount of that foreign currency approximating the value of some or all of the Fund’s portfolio securities denominated in that foreign currency. When the Fund believes that the U.S. dollar might suffer a substantial decline against a foreign currency, it could enter into a forward contract to buy that foreign currency for a fixed dollar amount. Alternatively, the Fund could enter into a forward contract to sell a different foreign currency for a fixed U.S. dollar amount if the Fund believes that the U.S. dollar value of the foreign currency to be sold pursuant to its forward contract will fall whenever there is a decline in the U.S. dollar value of the currency in which portfolio securities of the Fund are denominated. That is referred to as a “cross hedge.”

To avoid excess transactions and transaction costs, the Fund may maintain a net exposure to forward contracts in excess of the value of the Fund’s portfolio securities or other assets denominated in foreign currencies, subject to appropriate cover or asset segregation.

The precise matching of the amounts under forward contracts and the value of the securities involved generally will not be possible because the future value of securities denominated in foreign currencies will change as a consequence of market movements between the date the forward contract is entered into and the date it is sold. In some cases the Adviser might decide to sell the security and deliver foreign currency to settle the original purchase obligation. If the market value of the security is less than the amount of foreign currency the Fund is obligated to deliver, the Fund might have to purchase additional foreign currency on the “spot” (that is, cash) market to settle the security trade. If the market value of the security instead exceeds the amount of foreign currency the Fund is obligated to deliver to settle the trade, the Fund might have to sell on the spot market some of the foreign currency received upon the sale of the security. There will be additional transaction costs on the spot market in those cases.

The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. Forward contracts involve the risk that anticipated currency movements will not be accurately predicted, causing the Fund to sustain losses on these contracts and to pay additional transactions costs. The use of forward contracts in this manner might reduce the Fund’s performance if there are unanticipated changes in currency prices to a greater degree than if the Fund had not entered into such contracts.

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At or before the maturity of a forward contract requiring the Fund to sell a currency, the Fund might sell a portfolio security and use the sale proceeds to make delivery of the currency. In the alternative the Fund might retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract. Under that contract the Fund will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver. Similarly, the Fund might close out a forward contract requiring it to purchase a specified currency by entering into a second contract entitling it to sell the same amount of the same currency on the maturity date of the first contract. The Fund would realize a gain or loss as a result of entering into such an offsetting forward contract under either circumstance. The gain or loss will depend on the extent to which the exchange rate or rates between the currencies involved moved between the execution dates of the first contract and offsetting contract.

The costs to the Fund of engaging in forward contracts varies with factors such as the currencies involved, the length of the contract period and the market conditions then prevailing. Because forward contracts are usually entered into on a principal basis, no brokerage fees or commissions are involved. Because these contracts are not traded on an exchange, the Fund must evaluate the credit and performance risk of the counterparty under each forward contract.

Although the Fund values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. The Fund may convert foreign currency from time to time, and will incur costs in doing so. Foreign exchange dealers do not charge a fee for conversion, but they do seek to realize a profit based on the difference between the prices at which they buy and sell various currencies. Thus, a dealer might offer to sell a foreign currency to one Fund at one rate, while offering a lesser rate of exchange if the Fund desires to resell that currency to the dealer.

Regulatory Aspects of Certain Derivative Instruments. In February 2012, the Commodity Futures Trading Commission (“CFTC”) adopted amendments to Regulation 4.5 of the Commodity Exchange Act (“CEA”) that significantly limit the ability of certain regulated entities, including registered investment companies such as the Fund, to rely on an exclusion that would prevent its investment adviser from registering with the CFTC as a commodity pool operator (“CPO”). The exclusion from Regulation 4.5 previously allowed registered investment companies to engage in unlimited transactions involving futures contracts. However, under amended Regulation 4.5, the investment adviser of a registered investment company may claim exclusion from registration as a CPO only if the registered investment company that it advises uses futures contracts solely for “bona fide hedging purposes” or limits its use of futures contracts for non-bona fide hedging purposes such that (i) the aggregate initial margin and premiums required to establish non-bona fide hedging positions with respect to futures contracts do not exceed 5% of the liquidation value of the registered investment company’s portfolio, or (ii) the aggregate “notional value” of the non-bona fide hedging commodity interests do not exceed 100% of the liquidation value of the registered investment company’s portfolio (taking into account unrealized profits and unrealized losses on any such positions). The Adviser has claimed exclusion on behalf of the Fund under the amended Regulation 4.5.

Transactions in options by the Fund are subject to limitations established by the option exchanges. The exchanges limit the maximum number of options that may be written or held by a single investor or group of investors acting in concert. Those limits apply regardless of whether the options were written or purchased on the same or different exchanges or are held in one or more accounts or through one or more different exchanges or through one or more brokers. Thus, the number of options that the Fund may write or hold may be affected by options written or held by other entities, including other investment companies having the same advisor as the Fund (or an advisor that is an affiliate of the Fund’s Adviser). The exchanges also impose position limits on futures transactions. An exchange may order the liquidation of positions found to be in violation of those limits and may impose certain other sanctions.

Under the 1940 Act, when the Fund purchases a future, it must maintain cash or readily marketable short-term debt instruments in an amount equal to the market value of the securities underlying the future, less the margin deposit applicable to it.

Tax Aspects of Certain Derivative Instruments Risks. The Fund’s investments in options and other derivative instruments could affect the amount, timing and character of distributions from the Fund; in some cases, the tax treatment of such investments may not be certain. The tax issues relating to these and other types of investments and transactions are described more fully under “Taxation” below.

Interest Rate Risk. Interest rate risk refers to the fluctuations in value of debt instruments resulting from the inverse relationship between price and yield. For fixed rate debt securities, an increase in prevailing interest rates will tend to reduce the market value of already-issued debt securities, and a decline in general interest rates will tend to increase their value. In addition, investments having longer maturities are subject to potentially greater fluctuations in value from changes in interest rates than obligations having shorter maturities. The Fund does not have investment policies establishing specific maturity ranges for their investments, and they may be within any maturity range (short, medium or long) depending on the Adviser’s evaluation of investment opportunities available within the debt securities markets.

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Because the interest rates on floating rate bonds adjust periodically to reflect current market rates, falling short-term interest rates should tend to decrease the income payable to the Fund on their floating rate investments and rising rates should tend to increase that income. However, investments in floating rate and variable rate obligations should also mitigate the fluctuations in the Fund’s net asset values during periods of changing interest rates, compared to changes in values of fixed-rate debt securities. Nevertheless, changes in interest rates can affect the value of the Fund’s floating rate investments, especially if rates change sharply in a short period, because the resets of the interest rates on the investments occur periodically and will not all happen simultaneously with changes in prevailing rates. Having a shorter average reset period for their portfolio of investments may help mitigate that risk.

Foreign Securities. Foreign issuers of reinsurance-related securities in which the Fund may invest could be affected by factors not present in the U.S., including expropriation, confiscatory taxation, lack of uniform accounting and auditing standards, less publicly available financial and other information, potential difficulties in enforcing contractual obligations, and increased costs to enforce applicable contractual obligations outside the U.S. Settlements of securities transactions in foreign countries are subject to risk of loss, may be delayed and are generally less frequent than in the U.S., which could affect the liquidity of the Fund’s assets.

Foreign Government Debt Obligations. The debt obligations of foreign governments and entities may or may not be supported by the full faith and credit of the foreign government. The Fund may buy securities issued by certain supra-national entities, which include entities designated or supported by governments to promote economic reconstruction or development, international banking organizations and related government agencies. The governmental members of these supra-national entities are “stockholders” that typically make capital contributions and may be committed to make additional capital contributions if the entity is unable to repay its borrowings. A supra-national entity’s lending activities may be limited to a percentage of its total capital, reserves and net income. There can be no assurance that the constituent foreign governments will continue to be able or willing to honor their capitalization commitments for those entities.

Passive Foreign Investment Companies and Controlled Foreign Corporations. Under U.S. federal income tax laws, passive foreign investment companies (“PFICs”) are those foreign corporations which generate primarily “passive” income. For federal income tax purposes, a foreign corporation is a PFIC if 75% or more of its gross income during a fiscal year is passive income or if 50% or more of its assets are assets that produce, or are held to produce, passive income.

Subject to the limits under the 1940 Act, the Fund may invest in foreign mutual funds to gain exposure to the securities of companies in countries that limit or prohibit all direct foreign investment. Foreign mutual funds are generally deemed to be PFICs, since nearly all of the income of a mutual fund is passive income. Some of the other foreign corporations that the Fund may invest in, such as issuers of “event-linked” bonds and other interests, may also be considered PFICs. Investments in PFICs potentially (i) accelerate the recognition of income without the receipt of cash, (ii) increase the amount required to be distributed by the Fund to qualify as a RIC or eliminate a Fund-level tax, (iii) result in a higher percentage of Fund distributions treated as ordinary income, or (iv) subject the Fund to a fund-level tax that cannot be eliminated through distributions.

If a sufficient portion of the voting interests in a foreign issuer are held by the Fund, individually or together with other U.S. persons, that issuer may be treated as a controlled foreign corporation with respect to the Fund, in which case the Fund will be required to take into account each year, as ordinary income, its share of certain portions of that issuer’s income, whether or not such amounts are distributed to the Fund. In such circumstances, the Fund may need to borrow money or to dispose of certain investments in order to make the distributions required to qualify for treatment as a RIC.

In the past, U.S. Government policies have discouraged certain investments abroad by U.S. investors, through taxation or other restrictions, and it is possible that such restrictions could be re-imposed.

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Because the Fund can purchase securities denominated in foreign currencies, a change in the value of a foreign currency against the U.S. dollar could result in a change in the amount of income the Fund has available for distribution. Because a portion of the Fund’s investment income may be received in foreign currencies, the Fund will be required to compute its income in U.S. dollars for distribution to shareholders, and therefore the Fund will absorb the cost of currency fluctuations. After the Fund has distributed income, subsequent foreign currency losses may result in the Fund’s having distributed more income in a particular fiscal period than was available from investment income, which could result in a return of capital to shareholders.

Equity Securities. The Fund may at times invest in equity securities. If the stock market declines, the value of Fund shares will also likely decline and although stock values can rebound, there is no assurance that values will return to previous levels. Preferred stocks may also be sensitive to changes in interest rates. When interest rates rise, the value of preferred stocks will generally fall.

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Convertible Securities. While some convertible securities are a form of debt security, in certain cases their conversion feature (allowing conversion into equity securities) causes them to be regarded more as “equity equivalents.” As a result, the rating assigned to the security has less impact on the Adviser’s investment decision with respect to convertible securities than in the case of non-convertible fixed income securities. Convertible securities are subject to the credit risks and interest rate risks of debt securities described above.

The value of a convertible security is a function of its “investment value” and its “conversion value.” If the investment value exceeds the conversion value, the security will behave more like a debt security and the security’s price will likely increase when interest rates fall and decrease when interest rates rise. If the conversion value exceeds the investment value, the security will behave more like an equity security. In that case, it will likely sell at a premium over its conversion value and its price will tend to fluctuate directly with the price of the underlying security.

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Rights and Warrants. The Fund can hold warrants or rights. Warrants basically are options to purchase equity securities at specific prices valid for a specific period of time. Their prices do not necessarily move parallel to the prices of the underlying securities. Rights are similar to warrants, but normally have a short duration and are distributed directly by the issuer to its shareholders. Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

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Risks of Investing in Equities. Equities fluctuate in price, and their short-term volatility at times may be great. To the extent that the Fund invests in equity securities, the value of the Fund’s portfolio will be affected by changes in the stock markets. Market risk can affect the Fund’s net asset value per share, which will fluctuate as the values of the Fund’s portfolio securities change. The prices of individual equity securities do not all move in the same direction uniformly or at the same time. Different stock markets may behave differently from each other.

Other factors can affect a particular equity security’s price, such as poor earnings reports by the issuer, loss of major customers, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry. The Fund can invest in securities of large companies and mid-size companies, but may also hold equity securities of small companies, which may have more volatile stock prices than equity securities of larger companies.

Securities Lending. The Fund may seek to earn income by lending portfolio securities to broker-dealers or other institutional borrowers. Voting rights or rights to consent with respect to the loaned securities pass to the borrower. The Fund has the right to call loans at any time on reasonable notice and will do so if both (i) the Adviser receives adequate notice of a proposal upon which shareholders are being asked to vote, and (ii) the Adviser believes that the benefits to the Fund of voting on such proposal outweigh the benefits to the Fund of having the security remain out on loan. However, the Fund bears the risk of delay in the return of the security, impairing the Fund’s ability to vote on such matters.

Repurchase Agreements. The Fund can acquire securities subject to repurchase agreements. They might do so for liquidity purposes to meet anticipated redemptions of Fund shares, pending the investment of the proceeds from sales of Fund shares, pending the settlement of portfolio securities transactions, or for temporary defensive purposes, as described below.

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In a repurchase transaction, the Fund buys a security from, and simultaneously resells it to, an approved vendor for delivery on an agreed-upon future date. The resale price exceeds the purchase price by an amount that reflects an agreed-upon interest rate effective for the period during which the repurchase agreement is in effect. Approved vendors include U.S. commercial banks, U.S. branches of foreign banks, or broker-dealers that have been designated as primary dealers in government securities. They must meet credit requirements set by the Adviser from time to time.

The majority of these transactions run from day to day, and delivery pursuant to the resale typically occurs within one to five days of the purchase. Repurchase agreements having a maturity beyond seven days may be deemed to be illiquid investments. There is no limit on the amount of the Fund’s net assets that may be subject to repurchase agreements having maturities of seven days or less.

Repurchase agreements, considered “loans” under the 1940 Act, are collateralized by the underlying security. The Fund’s repurchase agreements require that at all times while the repurchase agreement is in effect, the value of the collateral must equal or exceed the repurchase price to fully collateralize the repayment obligation. However, if the vendor fails to pay the resale price on the delivery date, the Fund may incur costs in disposing of the collateral and may experience losses if there is any delay in its ability to do so. The Adviser will monitor the vendor’s creditworthiness requirements to confirm that the vendor is financially sound and will continuously monitor the collateral’s value.

The Fund may transfer uninvested cash balances into one or more joint repurchase accounts. These balances are invested in one or more repurchase agreements. Securities that are pledged as collateral for repurchase agreements are held by a custodian bank until the agreements mature. Each joint repurchase arrangement requires that the market value of the collateral be sufficient to cover payments of interest and principal; however, in the event of default by the other party to the agreement, retention or sale of the collateral may be subject to legal proceedings.

Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements pursuant to which the Fund transfers securities to a counterparty in return for cash, and the Fund agrees to repurchase the securities at a later date and for a higher price. Reverse repurchase agreements are treated as borrowings by the Fund, are a form of leverage and may make the value of an investment in the Fund more volatile and increase the risks of investing in the Fund. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed below in connection with the Fund’s borrowings for investment purposes. Entering into reverse repurchase agreements and other borrowing transactions may cause the Fund to liquidate positions when it may not be advantageous to do so in order to satisfy its obligations or meet segregation requirements. Borrowing money involves transaction and interest costs. The Fund may pay a commitment fee or other fees to maintain a line of credit, and will pay interest on amounts it borrows.

To the extent required by SEC guidelines, if a transaction (such as a reverse repurchase agreement) exposes the Fund to an obligation to another party it will either: (1) enter an offsetting (“covered”) position for the same type of financial asset; or (2) segregate cash or liquid securities on the books of the custodian with a value sufficient at all times to cover its potential obligations not covered. Assets used as cover or segregated cannot be sold while the position(s) requiring cover is open unless replaced with other appropriate assets.

“When-Issued” and “Delayed-Delivery” Transactions. The Fund may invest in securities on a “when-issued” basis and may purchase or sell securities on a “delayed-delivery” (or “forward-commitment”) basis. “When-issued” and “delayed-delivery” are terms that refer to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery.

When such transactions are negotiated, the price (which is generally expressed in yield terms) is fixed at the time the commitment is made. Delivery and payment for the securities take place at a later date. The securities are subject to change in value from market fluctuations during the period until settlement. The value at delivery may be less than the purchase price. For example, changes in interest rates in a direction other than that expected by the Adviser before settlement will affect the value of such securities and may cause a loss to the Fund. During the period between purchase and settlement, the Fund makes no payment to the issuer and no interest accrues to the Fund from the investment until it receives the security at settlement.

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The Fund may engage in when-issued transactions to secure what the Adviser considers to be an advantageous price and yield at the time the obligation is entered into. When the Fund enters into a when-issued or delayed-delivery transaction, it relies on the other party to complete the transaction. Its failure to do so may cause the Fund to lose the opportunity to obtain the security at a price and yield the Adviser considers to be advantageous.

When the Fund engages in when-issued and delayed-delivery transactions, it does so for the purpose of acquiring or selling securities consistent with its investment objective and policies or for delivery pursuant to options contracts it has entered into, and not for the purpose of investment leverage. Although the Fund’s purpose in entering into delayed-delivery or when-issued purchase transactions is to acquire securities, it may dispose of a commitment prior to settlement. If the Fund chooses to dispose of the right to acquire a when-issued security prior to its acquisition or to dispose of its right to delivery or receive against a forward commitment, it may incur a gain or loss.

At the time the Fund makes the commitment to purchase or sell a security on a when-issued or delayed-delivery basis, it records the transaction on its books and reflects the value of the security purchased in determining the Fund’s net asset value. In a sale transaction, it records the proceeds to be received. The Fund will identify on its books liquid assets at least equal in value to the value of the Fund’s purchase commitments until the Fund pays for the investment.

When-issued and delayed-delivery transactions can be used by the Fund as a defensive technique to hedge against anticipated changes in interest rates and prices. For instance, in periods of rising interest rates and falling prices, the Fund might sell securities in its portfolio on a forward commitment basis to attempt to limit its exposure to anticipated falling prices. In periods of falling interest rates and rising prices, the Fund might sell portfolio securities and purchase the same or similar securities on a when-issued or delayed-delivery basis to obtain the benefit of currently higher cash yields.

Bank Loans. The Fund may invest in bank loans. By purchasing a loan, the Fund acquires some or all of the interest of a bank or other lending institution in a loan to a particular borrower. The Fund may hold a loan through another financial institution, and in such cases would be purchasing a “participation” in the loan. The Fund also may purchase loans by assignment from another lender, and in such cases would act as part of a lending syndicate. Many loans are secured by the assets of the borrower, and most impose restrictive covenants that must be met by the borrower. These loans are typically made by a syndicate of banks, represented by an agent bank which has negotiated and structured the loan and which is responsible generally for collecting interest, principal, and other amounts from the borrower on its own behalf and on behalf of the other lending institutions in the syndicate, and for enforcing its and their other rights against the borrower. Each of the lending institutions, including the agent bank, lends to the borrower a portion of the total amount of the loan, and retains the corresponding interest in the loan.

The Fund’s ability to receive payments of principal and interest and other amounts in connection with loan participations held by it will depend primarily on the financial condition of the borrower as well as the financial institution from which it purchases the loan. The value of collateral, if any, securing a loan can decline, or may be insufficient to meet the borrower’s obligations or difficult to liquidate. In addition, the Fund’s access to collateral may be limited by bankruptcy or other insolvency laws. The failure by the Fund to receive scheduled interest or principal payments on a loan would adversely affect the income of the Fund and would likely reduce the value of its assets, which would be reflected in a reduction in the Fund’s NAV. Banks and other lending institutions generally perform a credit analysis of the borrower before originating a loan or participating in a lending syndicate. In selecting the loans in which the Fund will invest, however, the Adviser will not rely solely on that credit analysis, but will perform its own investment analysis of the borrowers. The Adviser’s analysis may include consideration of the borrower’s financial strength and managerial experience, debt coverage, additional borrowing requirements or debt maturity schedules, changing financial conditions, and responsiveness to changes in business conditions and interest rates. The Adviser generally will not have access to non-public information to which other investors in syndicated loans may have access. Because loans in which the Fund may invest generally are not rated by independent credit rating agencies, a decision by the Fund to invest in a particular loan will depend almost exclusively on the Adviser’s, and the original lending institution’s, credit analysis of the borrower. Investments in loans may be of any quality, including “distressed” loans, and will be subject to the Fund’s credit quality policy. The loans in which the Fund may invest include those that pay fixed rates of interest and those that pay floating rates - i.e., rates that adjust periodically based on a known lending rate, such as a bank’s prime rate.

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Investing directly in loans or other direct debt instruments exposes the Fund to various risks similar to those borne by a creditor. Such risks include the risk of default, the risk of delayed repayment, and the risk of inadequate collateral. Transactions in many loans settle on a delayed basis, and the Fund may not receive the proceeds from the sale of a loan for a substantial period after the sale. As a result, those proceeds will not be available to make additional investments or to meet the Fund’s redemption obligations.

In addition, when holding a loan participation, the Fund is subject to the credit risk of the intermediary financial institution. If the Fund holds its interest in a loan through another financial institution, the Fund likely would not be able to exercise its rights directly against the borrower and may not be able to cause the financial institution to take what it considers to be appropriate action. If the Fund relies on a financial institution to administer a loan, the Fund is subject to the risk that the financial institution may be unwilling or unable to demand and receive payments from the borrower in respect of the loan, or otherwise unwilling or unable to perform its administrative obligations.

Financial Institutions and Government Regulation. The collapse of various large financial institutions and investment funds across the globe and widespread related losses have resulted in an ongoing severe liquidity crisis throughout the global credit markets during the last several years. Sectors of the credit markets continue to experience difficulty including the collateralized mortgage-backed securities and leveraged finance markets, along with various other areas of consumer finance. The lack of transparency and reliable pricing of assets has resulted in some investors withdrawing from the markets for asset-backed securities and related securities. The resulting lack of liquidity has become sufficiently widespread to cause credit issues in areas of the capital markets that have limited exposure to subprime mortgages and has prompted central banks in the United States, the European Union, the United Kingdom and elsewhere to take action to attempt to ease these liquidity issues and has also resulted in the United States experiencing a broad and ongoing economic recession. Delinquencies and losses with respect to certain of these asset types, such as auto loans, have increased and may continue to increase. High unemployment and the continued lack of availability of credit may lead to increased default rates on the collateral underlying many of these securities. As a result, this may adversely affect the performance and market value of the Fund.

If a perception develops that there is or in the future could be renewed regulatory focus on participants who benefit from their participation in any U.S. government-sponsored program, or attempts by legislative and/or regulatory bodies to impose new restrictions and/or taxes and penalties on such participants, possibly even with retroactive effect, then the Fund’s position in such securities may be compromised.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was signed into law in July 2010, has resulted in significant revisions of the U.S. financial regulatory framework. The Dodd-Frank Act covers a broad range of topics, including, among many others, a reorganization of federal financial regulators; a process designed to ensure financial systematic stability and the resolution of potentially insolvent financial firms; new rules for derivatives trading; the creation of a consumer financial protection watchdog; the registration and regulation of private funds; the regulation of credit rating agencies; and new federal requirements for residential mortgage loans. The ultimate impact of the Dodd-Frank Act, and any resulting regulation, is not yet certain and issuers in which the Fund invests may also be affected by the new legislation and regulation in ways that are currently unforeseeable. Governments or their agencies also may acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The long-term implications of government ownership and disposition of these assets are unclear, and may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings.

Investment in Relatively New Issuers. The Fund intends to invest occasionally in equities of selected new issuers. Investments in relatively new issuers, i.e., those having continuous operating histories of less than three years, may carry special risks and may be more speculative because such companies are relatively unseasoned. Such companies also may lack sufficient resources, may be unable to generate internally the funds necessary for growth and may find external financing to be unavailable on favorable terms or even totally unavailable. Those companies will often be involved in the development or marketing of a new product with no established market, which could lead to significant losses. The securities of such issuers may have a limited trading market, which may adversely affect their disposition and can result in their being priced lower than might otherwise be the case. If other investors who invest in such issuers trade the same securities when the Fund attempts to dispose of its holdings, the Fund may receive lower prices than might otherwise be the case.

Treasury Obligations. Treasury obligations may differ from other issuances in their interest rates, maturities, times of issuance and other characteristics. Similar to other issuers, changes to the financial condition or credit rating of a government may cause the value of the Fund’s Treasury obligations to decline. On August 5, 2011, S&P downgraded U.S. Treasury securities from AAA rating to AA+. A downgrade of the ratings of U.S. government debt obligations, which are often used as a benchmark for other borrowing arrangements, could result in higher interest rates for individual and corporate borrowers, cause disruptions in the international bond markets and generally have a substantial negative effect on the U.S. economy. A downgrade of Treasury securities from another ratings agency or a further downgrade beyond AA+ rating by S&P may cause the value of the Fund’s Treasury obligations to decline.

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Adjustable Rate and Auction Preferred Stocks. Typically, the dividend rate on an adjustable rate preferred stock is determined prospectively each quarter by applying an adjustment formula established at the time of issuance of the stock. Although adjustment formulas vary among issues, they typically involve a fixed premium or discount relative to rates on specified debt securities issued by the U.S. Treasury. Typically, an adjustment formula will provide for a fixed premium or discount adjustment relative to the highest base yield of three specified U.S. Treasury securities: the 90-day Treasury bill, the 10-year Treasury note and the 20-year Treasury bond. The premium or discount adjustment to be added to or subtracted from this highest U.S. Treasury base rate yield is fixed at the time of issue and cannot be changed without the approval of the holders of the stock. The dividend rate on other preferred stocks, commonly known as auction preferred stocks, is adjusted at intervals that may be more frequent than quarterly, such as every 49 days, based on bids submitted by holders and prospective purchasers of such stocks and may be subject to stated maximum and minimum dividend rates. The issues of most adjustable rate and auction preferred stocks currently outstanding are perpetual, but are redeemable after a specified date at the option of the issuer. Certain issues supported by the credit of a high-rated financial institution provide for mandatory redemption prior to expiration of the credit arrangement. No redemption can occur if full cumulative dividends are not paid. Although the dividend rates on adjustable and auction preferred stocks generally are adjusted or reset frequently, the market values of these preferred stocks still may fluctuate in response to changes in interest rates. Market values of adjustable preferred stocks also may substantially fluctuate if interest rates increase or decrease once the maximum or minimum dividend rate for a particular stock is approached.

Portfolio Turnover. Purchases and sales of portfolio investments may be made as considered advisable by the Adviser in the best interests of the shareholders. The Fund’s portfolio turnover rate may vary from year-to-year, as well as within a year. The Fund’s distributions of any net short-term capital gains realized from portfolio transactions are taxable to shareholders as ordinary income. In addition, higher portfolio turnover rates can result in corresponding increases in portfolio transaction costs for the Fund.

For reporting purposes, the Fund’s portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year. In determining such portfolio turnover, all securities whose maturities at the time of acquisition were one year or less are excluded. A 100% portfolio turnover rate would occur, for example, if all of the securities in the Fund’s investment portfolio (other than short-term money market securities) were replaced once during the fiscal year. Portfolio turnover will not be a limiting factor should the Adviser deem it advisable to purchase or sell securities.

Investment Restrictions

Fundamental Investment Restrictions of the Fund

The following investment restrictions of the Fund are designated as fundamental policies and as such cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities. Under the 1940 Act, a “majority” vote is defined as the vote of the holders of the lesser of: (a) 67% or more of the shares of the Fund present at a meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy at the meeting; or (b) more than 50% of the outstanding shares of the Fund. Under these restrictions, the Fund:

(1) may not issue senior securities, except as permitted under the 1940 Act;

(2) may not borrow money, except to the extent permitted under the 1940 Act;

(3) may not underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under federal securities laws;

(4) may not invest more than 25% of its total assets in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government or its agencies or instrumentalities);

(5) may not purchase or sell real estate, although it may purchase securities of issuers which deal in real estate, including securities of real estate investment trusts, and may purchase securities which are secured by interests in real estate;

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(6) may not purchase or sell commodities, except that the Fund may purchase and sell futures contracts and options, may enter into foreign exchange contracts, and may enter into swap agreements and other financial transactions not requiring the delivery of physical commodities; and

(7) may not make loans, except by purchase of debt obligations in which the Fund may invest consistent with its investment policies, by entering into repurchase agreements, or by lending its portfolio securities. The Fund may loan no more than one-third of its total assets;

For purposes of construing restriction (4), a large economic or market sector shall not be construed as a single industry or group of industries. As discussed in the Fund’s prospectus and this SAI, the Fund may invest more than 25% of its total assets in a single market sector, specifically, the financial services sector. Issuers of event-linked bonds are generally classified as belonging to the financial services sector. The Fund will be subject to the risks associated with that sector.

In determining whether a transaction is permitted under the 1940 Act, restriction (1) above will not be construed to prohibit any transaction that is permitted under the 1940 Act, as interpreted or modified, or as otherwise permitted by regulatory authority having jurisdiction from time to time.

●	The Fund has also adopted the following fundamental policies in order to repurchase its shares:

●
On a quarterly basis, in the months of January, April, July and October, the Fund will make an offer to repurchase a designated percentage of the outstanding shares from shareholders (a “Repurchase Offer”), pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.

●
The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”). The Fund’s Board will establish the Repurchase Request Deadline for each Repurchase Offer. The Repurchase Request Deadline will ordinarily be on a date approximately seven days before the repurchase occurs but such date may be revised by the Adviser, in its sole discretion, based on factors such as market conditions, the level of the Fund’s assets and shareholder servicing considerations provided that the Board is notified of this change and the reasons for it.

●
There will be a maximum 14 calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset value applicable to the Repurchase Offer is determined.

TRUSTEES AND OFFICERS

Board of Trustees

The business and affairs of the Fund are managed under the oversight of the Board subject to the laws of the State of Delaware and the Fund’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”). The Trustees are responsible for deciding matters of overall policy and reviewing the actions of the Fund’s service providers. The officers of the Fund conduct and supervise the Fund’s daily business operations. Trustees who are not deemed to be “interested persons” of the Fund as defined in the 1940 Act are referred to as “Independent Trustees.” Trustees who are deemed to be “interested persons” of the Fund are referred to as “Interested Trustees.”

The Board meets as often as necessary to discharge its responsibilities. Currently, the Board conducts regular quarterly meetings, including in-person or telephonic meetings, and holds special in-person or telephonic meetings as necessary to address specific issues that require attention prior to the next regularly scheduled meeting. In addition, it is expected that the Independent Trustees meet at least annually to review, among other things, investment management agreements, service plans and related agreements, transfer agency agreements and certain other agreements, and to consider such other matters as they deem appropriate.

The Board has established two standing committees — an Audit Committee and a Valuation Committee – which are described below. The Board may establish other committees, or nominate one or more Trustees to examine particular issues related to the Board’s oversight responsibilities, from time to time. Each Committee meets periodically to perform its delegated oversight functions and reports its findings and recommendations to the Board.

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The Board does not have a lead Independent Trustee.

The Trustees have determined that the Funds’ leadership structure is appropriate because it allows the Trustees to effectively perform their oversight responsibilities.

Information About Each Board Member’s Experience, Qualifications, Attributes or Skills. Board members of the Trust, together with information as to their positions with the Trust, principal occupations and other board memberships, are shown below. Unless otherwise noted, each Trustee has held each principal occupation and board membership indicated for at least the past five years. Each Trustee’s mailing address is c/o Stone Ridge Asset Management LLC, 405 Lexington Avenue, 55th Floor, New York, NY 10174.

Independent Trustees(1)
Name (Year of Birth)	Position(s) Held with the Trust	Term of Office and Length of Time Served(2)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in the Fund Complex Overseen by Trustee(3)	Other Directorships / Trusteeships Held by Trustee During the Past 5 Years

Jeffery Ekberg (1965)	Trustee	since 2013	Principal, TPG Capital, L.P., until 2011; Chief Financial Officer, Newbridge Capital, LLC, until 2011	11	TPG Capital, LLC and affiliates (sponsored investment funds), until 2011.

Daniel Charney (1970)	Trustee	since 2013	Cowen Group, since 2012; Jefferies & Co., until 2011	11	None.
Interested Trustee
Name (Year of Birth)	Position(s) Held with the Trust	Term of Office and Length of Time Served(2)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in the Fund Complex Overseen by Trustee	Other Directorships / Trusteeships Held by Trustee During the Past 5 Years

Ross Stevens(4) (1969)	Trustee, Chairman	since 2013	Founder of Stone Ridge Asset Management LLC (“Adviser”), Chief Executive Officer and President of the Adviser, since 2012, Magnetar Capital (Investment Committee and Co-Head of Portfolio Managers Committee), until 2012	11	None.

(1) Trustees who are not “interested persons” of the Trust as defined in the 1940 Act.
(2) Each Trustee serves until resignation or removal from the Board.
(3) Fund Complex includes the Stone Ridge Trust and Stone Ridge Trust III, other investment companies managed by the Adviser.
(4) Mr. Stevens is an “interested person” of the Trust, as defined in Section 2(a)(19) of the 1940 Act, due to his position with the Adviser.

Additional Information about the Trustees.

Jeffery Ekberg – Through his experience as a senior officer, director and accountant of financial and other organizations, Mr. Ekberg contributes experience overseeing financial and investment organizations to the Board. The Board also benefits from his experience as a member of the board of other funds

Daniel Charney – Through his experience as a senior officer of financial and other organizations, Mr. Charney contributes his experience in the investment management industry to the Board.

Ross Stevens – Through his experience as a senior executive of financial organizations, Mr. Stevens contributes his experience in the investment management industry to the Board.

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Additional Information about the Board’s Committees.

The Trust has an Audit Committee and a Valuation Committee. The members of both the Audit Committee and the Valuation Committee consist of all the Independent Trustees, namely Messrs. Ekberg and Charney. Mr. Ekberg is the Audit Committee Chair and has been designated as the Audit Committee financial expert. Mr. Charney is the Valuation Committee Chair.

In accordance with its written charter, the Audit Committee’s primary purposes are: (1) to oversee the Trust’s accounting and financial reporting policies and practices, and its internal controls and procedures; (2) to oversee the quality and objectivity of the Trust’s and the Fund’s financial statements and the independent audit thereof; (3) to oversee the activities of the Trust’s CCO (the “CCO”); (4) to oversee the Trust’s compliance program adopted pursuant to Rule 38a-1 under the 1940 Act, and the Trust’s implementation and enforcement of its compliance policies and procedures thereunder; (5) to oversee the Trust’s compliance with applicable laws in foreign jurisdictions, if any; and (6) to oversee compliance with the Code of Ethics by the Trust and the Adviser.

The Audit Committee reviews the scope of the Fund’s audits, the Fund’s accounting and financial reporting policies and practices and its internal controls. The Audit Committee approves, and recommends to the Independent Trustees for their ratification, the selection, appointment, retention or termination of the Fund’s independent registered public accounting firm and approves the compensation of the independent registered public accounting firm. The Audit Committee also approves all audit and permissible non-audit services provided to the Fund by the independent registered public accounting firm and all permissible non-audit services provided by the Fund’s independent registered public accounting firm to the Adviser and any affiliated service providers if the engagement relates directly to the Fund’s operations and financial reporting. The Audit Committee met [  ] during the fiscal year ended October 31, 2014.

The Valuation Committee also operates pursuant to a written charter. The duties and powers, to be exercised at such times and in such manner as the Valuation Committee shall deem necessary or appropriate, are as follows: (1) reviewing, from time to time, the Trust’s valuation policy and procedures (the “Valuation Policy”), which Valuation Policy serves to establish policies and procedures for the valuation of the Fund’s assets; (2) making any recommendations to the Trust’s audit committee and/or the Board regarding (i) the functioning of the Valuation Policy, or (ii) the valuation(s) of individual assets; (3) consulting with the Adviser regarding the valuation of the Fund’s assets, including fair valuation determinations of any such assets; (4) periodically reviewing information regarding fair value and other determinations made pursuant to the Trust’s valuation procedures; (5) reporting to the Board on a regular basis regarding the Valuation Committee’s duties; (6) making recommendations in conjunction with the Board’s annual (or other periodical) review of the Trust’s Valuation Policy; (7) periodically reviewing information regarding industry developments in connection with valuation of assets; and (8) performing such other duties as may be assigned to it, from time to time, by the Board. The Valuation Committee met [  ] during the fiscal year ended October 31, 2014.

Trustee Ownership of the Fund. The following table shows the dollar range of equity securities owned by the trustees in the Fund and in other investment companies overseen by the trustee within the same family of investment companies as of December 31, 2014. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services. The information as to ownership of securities which appears below is based on statements furnished to the Fund by its Trustees and executive officers.

	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Independent Trustees
Jeffery Ekberg	[ ]	[ ]
Daniel Charney	[ ]	[ ]
Interested Trustee
Ross Stevens	[ ]	[ ]

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[None of the independent trustees or their family members beneficially owned any class of securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund, as of December 31, 2014.]

Compensation of Board Members. Each Trustee who is not an employee of the Adviser is compensated by an annual retainer. Each such Trustee’s compensation is invested in Stone Ridge Funds. The Trust does not pay retirement benefits to its Trustees and officers. A portion of the CCO’s salary may be paid by the Fund. Other officers and interested Trustees of the Fund are not compensated by the Fund. The following table sets forth compensation received by Independent Trustees for the fiscal year ended October 31, 2014:

Independent Trustees	Aggregate Compensation From the Fund	Total Compensation From Fund Complex(1) Paid to Trustee
Jeffery Ekberg	$[ ]	$[ ]
Daniel Charney	$[ ]	$[ ]

(1) Fund Complex includes the Stone Ridge Trust and Stone Ridge Trust III, other investment companies managed by the Adviser.

The amounts in the preceding table are pro rated based on estimates for the Fund’s initial fiscal year.

Officers of the Trust
Name (Year of Birth) and Address(1)	Position(s) Held with the Trust	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years
Ross Stevens (1969)	President and Chief Executive Officer	since 2013
Founder of Stone Ridge Asset Management LLC (“Adviser”), Chief Executive Officer and President of the Adviser, since 2012; prior to that Magnetar Capital (Investment Committee and Co-Head of Portfolio Managers Committee).

Jane Korach (1974)	Chief Compliance Officer and Secretary	since 2013	General Counsel of the Adviser, since 2012; prior to that General Counsel and CCO at Owl Creek Asset Management.

Patrick Kelly (1978)	Treasurer and Principal Financial Officer	since 2013	Chief Operating Officer of the Adviser, since 2012; prior to that Chief Operating Officer of Quantitative Strategies at Magnetar Capital.

(1) Each Officer’s mailing address is c/o Stone Ridge Asset Management LLC, 405 Lexington Avenue, 55th Floor, New York, NY 10174.
(2) The term of office of each officer is indefinite.

Codes of Ethics. The Trust, the Adviser, and the Distributor each have adopted a code of ethics in accordance with Rule 17j-1 under the 1940 Act. These codes of ethics permit the personnel of these entities to invest in securities, including securities that the Fund may purchase or hold. The codes of ethics are on public file with, and are available from, the SEC.

The codes of ethics can be reviewed and copied by visiting the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. The codes of ethics are also available on the EDGAR database of the SEC’s website at www.sec.gov. In addition, copies of the codes of ethics may be obtained, after mailing the appropriate duplicating fee, by writing to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549, or by e-mail request to publicinfo@sec.gov .

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Proxy Voting Policies and Procedures. Attached as Appendix B is the summary of the guidelines and procedures that the Adviser uses to determine how to vote proxies relating to portfolio securities, including the procedures that the Adviser uses when a vote presents a conflict between the interests of Fund shareholders, on the one hand, and those of the Adviser or any affiliated person of the Fund or the Adviser, on the other. This summary of the guidelines gives a general indication as to how the Adviser will vote proxies relating to portfolio securities on each issue listed. However, the guidelines do not address all potential voting issues or the intricacies that may surround individual proxy votes. For that reason, there may be instances in which votes may vary from the guidelines presented. Notwithstanding the foregoing, the Adviser always endeavors to vote proxies relating to portfolio securities in accordance with the Fund’s investment objective. Information on how the Fund voted proxies relating to portfolio securities during the most recent prior 12-month period ending June 30 will be available without charge, (1) upon request, by calling (855) 609-3680, and (2) on the SEC’s website at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A principal shareholder is any person who owns of record or beneficially 5% or more of any class of the Fund’s outstanding equity securities. A control person is one who owns beneficially, e ither directly or through controlled companies, more than 25% of the voting securities of the Fund or acknowledges the existence of control. A controlling person possesses the ability to control the outcome of matters submitted for shareholder vote by the Fund.

[As of [  ], 2015, the following persons beneficially owned of record more than 5% of the outstanding shares of the Fund: [  ].]

[As of [  ], 2015, the Trustees and officers of the Fund as a group owned less than 1% of the then outstanding shares of the Fund.]

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Stone Ridge Asset Management LLC is the Adviser of the Fund. The Adviser was organized as a Delaware limited liability company in 2012. The managing member of the Adviser is Ross Stevens. Ross Stevens, Chief Executive Officer and President of the Adviser, Patrick Kelly, Chief Operating Officer of the Adviser, and Jane Korach, General Counsel of the Adviser, are affiliated persons of the Trust.

Stone Ridge Asset Management LLC serves as the Adviser of the Fund pursuant to an investment advisory agreement. The investment advisory agreement has an initial term of two years from its effective date and continues in effect with respect to the Fund (unless terminated sooner) if its continuance is specifically approved at least annually by the affirmative vote of: (i) a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval; and (ii) a majority of the Board or the holders of a majority of the outstanding voting securities of the Fund. The investment advisory agreement may nevertheless be terminated at any time without penalty, on 60 days’ written notice, by the Board, by vote of holders of a majority of the outstanding voting securities of the Fund, or by the Adviser. The investment advisory agreement terminates automatically in the event of its assignment (as defined in the 1940 Act).

The investment advisory agreement provides that the Adviser shall manage the operations of the Fund, subject to policies established by the Board. Pursuant to the investment advisory agreement, the Adviser manages the Fund’s investment portfolio, directs purchases and sales of portfolio securities and reports thereon to the Fund’s officers and Board regularly. The Adviser also provides the office space, facilities, equipment and personnel necessary to perform the following services for the Fund: SEC compliance, including record keeping, reporting requirements and registration statements and proxies; supervision of Fund operations, including custodian, accountants and counsel and other parties performing services or operational functions for the Fund; certain administrative and clerical services, including certain accounting services, facilitation of redemption requests, exchange privileges, account adjustments, development of new shareholder services and maintenance of certain books and records; and certain services related to the Fund’s shareholders, including assuring that investments and redemptions are completed efficiently, responding to shareholder inquiries, and maintaining a flow of information to shareholders. In addition, the Adviser pays the compensation of the Fund’s officers, employees and Trustees affiliated with the Adviser. The Fund bears all other costs of its operations, including the compensation of its Trustees not affiliated with the Adviser.

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As compensation for its services, the Fund pays the Adviser a fee, computed daily and paid monthly in arrears, at the annual rate of 2.00% of the average total assets of the Fund (including assets attributable to borrowings or other forms of leverage) less accrued liabilities (other than liabilities representing borrowings or such other forms of leverage).

The Fund paid the following fees to the Adviser for the fiscal year ended October 31, 2014:

Gross Advisory Fees Accrued	$[ ]

Portfolio Managers

Mr. Gutmann, Mr. Nyren, Mr. Stevens and Ms. Zhao are primarily responsible for the day-to-day management of the Funds. The following tables set forth certain additional information with respect to Mr. Stevens, Mr. Gutmann, Ms. Zhao and Mr. Nyren. The information is as of October 31, 2014.

Other Accounts Managed by the Portfolio Managers

In addition to the Fund, the table below identifies the number of accounts for which Mr. Gutmann, Mr. Nyren, Mr. Stevens and Ms. Zhao have day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles, and other accounts.

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Portfolio Manager	Number of Accounts	Total Assets (in millions)	Number of Accounts	Total Assets	Number of Accounts	Total Assets
Robert Gutmann	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
Alexander Nyren	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
Ross Stevens	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
Yan Zhao	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]

The table below identifies the number of accounts for which Mr. Gutmann, Mr. Nyren, Mr. Stevens and Ms. Zhao have day-to-day management responsibilities and the total assets in such accounts with respect to which the advisory fee is based on the performance of the account, within each of the following categories: registered investment companies, other pooled investment vehicles, and other accounts.

	Registered Investment Companies for which the Adviser receives a performance-based fee		Other Pooled Investment Vehicles managed for which the Adviser receives a performance-based fee		Other Accounts managed for which the Adviser receives a performance-based fee
Portfolio Manager	Number of Accounts	Total Assets	Number of Accounts	Total Assets	Number of Accounts	Total Assets
Robert Gutmann	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
Alexander Nyren	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
Ross Stevens	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]
Yan Zhao	[ ]	$[ ]	[ ]	$[ ]	[ ]	$[ ]

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Potential Conflicts of Interest

The Adviser and the Fund have adopted compliance policies and procedures that are designed to avoid, mitigate, monitor and oversee areas that could present potential conflicts of interest. The Adviser attempts to address these potential conflicts of interest through various compliance policies that are generally intended to place all accounts, regardless of fee structure, on the same footing for investment management purposes. The Adviser has adopted trade allocation procedures that are designed to facilitate the fair allocation of limited investment opportunities among multiple funds. The Adviser’s trade allocation policies generally provide that each day’s transactions in securities that are purchased or sold by multiple accounts are averaged as to price and allocated between the funds in a manner that is equitable to each fund and in accordance with the amount being purchased or sold by each fund. Trade allocations are reviewed on a periodic basis as part of the Adviser’s trade oversight procedures in an attempt to ensure fairness over time across funds and to monitor whether any fund is systematically favored over time. There is no guarantee, however, that the policies and procedures adopted by the Adviser and the Fund will be able to detect and/or prevent every situation in which an actual or potential conflict may appear.

These potential conflicts include:

Allocation of Limited Time and Attention. A portfolio manager who is responsible for managing multiple funds may devote unequal time and attention to the management of those funds. As a result, the portfolio manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of the funds as might be the case if he were to devote substantially more attention to the management of a single fund. The effects of this potential conflict may be more pronounced where funds overseen by a particular portfolio manager have different investment strategies.

Allocation of Limited Investment Opportunities. If a portfolio manager identifies a limited investment opportunity that may be suitable for multiple funds, the opportunity may be allocated among these several funds, which may limit the fund’s ability to take full advantage of the investment opportunity.

Pursuit of Differing Strategies. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the fund for which he exercises investment responsibility, or may decide that certain of the funds should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more funds which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other funds. Similarly, the Adviser or its personnel may take positions that are different from those taken by one or more funds.

Selection of Brokers/Dealers. Portfolio managers may be able to select or influence the selection of the brokers and dealers that are used to execute securities transactions for the funds that they supervise. In addition to executing trades, some brokers and dealers provide portfolio managers with brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), which may result in the payment of higher brokerage fees than might have otherwise been available. These services may be more beneficial to certain funds than to others.

Related Business Opportunities. The Adviser or its affiliates may provide more services (such as distribution or recordkeeping) for some types of funds than for others. In such cases, a portfolio manager may benefit, either directly or indirectly, by devoting disproportionate attention to the management of funds that provide greater overall returns to the Adviser and its affiliates.

Variation in Compensation. A conflict of interest may arise where the financial or other benefits available to a portfolio manager differ among the fund that he manages. If the structure of the Adviser’s management fee and/or a portfolio manager’s compensation differs among funds (such as where certain funds pay higher management fees), a portfolio manager might be motivated to help certain funds over others. A portfolio manager might be motivated to favor funds in which he has an interest or in which the Adviser and/or its affiliates have interests. Similarly, the desire to maintain or raise assets under management or to enhance a portfolio manager’s performance record or to derive other rewards, financial or otherwise, could influence a portfolio manager to lend preferential treatment to those funds that could most significantly benefit a portfolio manager.

Portfolio Manager Compensation

As of October 31, 2014, Portfolio managers receive a base salary and may also receive a bonus. Compensation of a portfolio manager is determined at the discretion of the Adviser. It may be based on a number of factors including the portfolio manager’s experience, responsibilities, the perception of the quality of his or her work efforts, and the consistency with which he or she demonstrates kindness to other employees, trading counterparties, vendors, and clients. As a firm focused on beta, the compensation of portfolio managers is not based upon the performance of client accounts that the portfolio managers manage. The Adviser reviews the compensation of each portfolio manager at least annually.

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Portfolio Manager Securities Ownership

As of [   ] 2014, the Portfolio Managers beneficially owned the following shares of the Fund noted:

Dollar Range of Shares Beneficially Owned
Portfolio Manager	Reinsurance Fund	High Yield Reinsurance Fund
Robert Gutmann	$[ ]	$[ ]
Alexander Nyren	$[ ]	$[ ]
Yan Zhao	$[ ]	$[ ]
Ross Stevens(1)	$[ ]	$[ ]

(1) Beneficial ownership through the Adviser’s direct fund investments.

Principal Underwriter

Quasar Distributors, LLC, located at 615 East Michigan Street, Milwaukee, Wisconsin 53202 (the “Distributor”), is the principal underwriter of shares of the Fund. Shares may be purchased only through the Distributor. The Distributor acts as the distributor of shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of a distributor’s contract with the Fund. The Distributor is not obligated to sell any specific amount of shares of the Fund. The Distributor will also act as agent for the Fund in connection with repurchases of shares.

Other Service Providers

Administrator

The Trust has entered into an administration agreement dated September 19, 2013 with U.S. Bancorp Fund Services, LLC (the “Administrator”) pursuant to which the Administrator provides administrative services to the Fund. The Administrator is responsible for (i) the general administrative duties associated with the day-to-day operations of the Fund; (ii) conducting relations with the custodian, independent registered public accounting firm, legal counsel and other service providers; (iii) providing regulatory reporting; and (iv) providing necessary office space, equipment, personnel, compensation and facilities for handling the affairs of the Fund. In performing its duties and obligations under the Administration Agreement, the Administrator shall not be held liable except in the case of its bad faith, negligence or willful misconduct in the performance of its duties.

U.S. Bancorp Fund Services, LLC also serves as fund accountant to the Fund under a separate agreement with the Trust and is responsible for calculating the Fund’s total NAV, total net income and NAV per share of the Fund on a daily basis.

Transfer Agent/Dividend Disbursing Agent

U.S. Bancorp Fund Services, LLC (the “Transfer Agent”) is the transfer agent for the Fund’s shares and the dividend disbursing agent for payment of dividends and distributions on Fund shares. The principal business address of the Transfer Agent is 615 East Michigan Street, Milwaukee, Wisconsin 53202.

Custodian

U.S. Bank, NA (the “Custodian”), located at 1555 N. Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212, serves as the custodian for the Fund. As such, the Custodian holds in safekeeping certificated securities and cash belonging to the Fund and, in such capacity, is the registered owner of securities in book-entry form belonging to the Fund. Upon instruction, the Custodian receives and delivers cash and securities of the Fund in connection with Fund transactions and collects all dividends and other distributions made with respect to Fund portfolio securities. The Custodian also maintains certain accounts and records of the Fund.

Independent Registered Public Accounting Firm

[     ] (“[  ]”) serves as the Fund’s independent registered public accountant. [  ] provides audit services and assistance and consultation in connection with the review of SEC filings and certain tax compliance services. [  ] is located at 5 Times Square, New York, NY 10036.

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Counsel

Ropes & Gray LLP serves as counsel to the Fund, and is located at 800 Boylston Street, Boston, Massachusetts 02199.

PURCHASE AND REDEMPTION OF SHARES

The Fund currently offers one class of shares. The Declaration of Trust authorizes the issuance of an unlimited number of shares. The Trustees of the Fund have authority under the Declaration of Trust to create and classify shares into separate series and to classify and reclassify any series of shares into one or more classes without further action by shareholders. The Trustees of the Fund may designate additional series and classes in the future from time to time.

Unlike most closed-end funds, the Fund continuously offers its shares. The Fund’s shares are not listed on any securities exchange and are not publicly traded. Thus, there is no secondary market for the Fund’s shares and the Fund expects that no secondary market will develop. In order to provide liquidity to shareholders, the Fund has determined that it will make quarterly offers to repurchase typically for 7.5% of the Fund’s outstanding Shares at NAV subject to approval of the Board of Trustees and in all cases such repurchases will be for at least 5% and not more than 25% of its outstanding shares at NAV. In connection with any given Repurchase Offer, it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding shares. It is also possible that a Repurchase Offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. The Fund intends to offer the shares in a continuous offering of its shares at net asset value, plus the applicable sales charge. There can be no assurance that the Fund will offer its shares on a continuous basis, or if so offered, that it will do so indefinitely.

COMPUTATION OF NET ASSET VALUE

As described in the Prospectus, the NAV of the Fund is determined by dividing the total value of the Fund’s portfolio investments and other assets, less any liabilities (including accrued expenses or dividends), by the total number of shares outstanding. The Fund’s shares are valued as of a particular time (the “Valuation Time”) on the last day of each week and last day of each month (if different) that the New York Stock Exchange (“NYSE”) is open for business as of the close of the regular trading session of the NYSE. The Fund reserves the right to calculate the net asset value more frequently if deemed desirable. The Valuation Time is ordinarily at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern time). The Trust expects that the holidays upon which the NYSE will be closed are as follows: New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

The total of Fund liabilities plus any distribution and/or servicing fees and any other expenses are then deducted from the Fund’s assets, and the resulting amount is divided by the number of shares outstanding to produce the Fund’s NAV. In accordance with regulations governing registered investment companies, the Fund’s transactions in portfolio securities and purchases and sales of Fund shares (which bear upon the number of Fund shares outstanding) are generally not reflected in the NAV determined for the Business Day on which the transactions are effected (the trade date), but rather on the following Business Day.

The Board has approved procedures pursuant to which the Fund will value its investments (the “Valuation Procedures”). The Trustees have established a Valuation Committee comprised of officers of the Adviser to which they have delegated responsibility for overseeing the implementation of the Valuation Procedures and fair value determinations made on behalf of the Board. The Board regularly reviews the accuracy of the Valuation Procedures.  In accordance with these procedures, the Fund’s investments for which market quotations are readily available are valued at market value. Listed below is a summary of certain of the methods generally used to value investments (some or all of which may be held by the Fund) under the Valuation Procedures:

Short-term debt instruments, such as commercial paper, bankers’ acceptances and U.S. Treasury Bills, having a maturity of less than 60 days are valued at amortized cost.

Other debt securities, including corporate and government debt securities (of U.S. or foreign issuers) and municipal debt securities in each case having a remaining maturity in excess of 60 days, event linked bonds, loans, mortgage-backed securities, collateralized mortgage obligations, loans, and other asset-backed securities are valued by using the mean between the closing bid and asked prices provided by a pricing agent or independent brokers or a market maker. If the closing bid and asked prices are not readily available, the pricing service may provide a price determined by a matrix pricing method.

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Equity securities are valued at the last sale, official close or if there are no reported sales at the mean between the bid and asked price on the primary exchange on which they are traded, subject to certain variations for securities listed on foreign principal markets.

Exchange-traded options are valued at the mean of the bid and asked prices. Over-the-counter options are valued based on quotations obtained from a pricing service or from a broker (typically the counterparty to the option).

Over-the-counter traded securities that are not traded on a listed exchange are valued at the last sale on the OTC Exchange as quoted by NASDAQ. mean price in the over-the-counter market. If a non-exchange traded security does not trade on a particular day, then the mean between the closing bid and asked prices will be used.

Non-exchange traded derivatives are generally valued on the basis of valuations provided by a pricing service or using quotes provided by a broker/dealer (typically the counterparty).

Restricted securities are generally deemed to be securities not registered under the 1933 Act. Restricted securities are ordinarily valued at the value provided by the appropriate pricing source, which takes into account the restricted nature of the security.

If market values are not readily available (including in cases where available market quotations are deemed to be unreliable or infrequent), the Fund’s investments will be valued as determined in good faith pursuant to the Valuation Procedures (so-called “fair value pricing”). In these circumstances, the Fund determines fair value in a manner that fairly reflects the market value of the security on the valuation date based on consideration of any information or factors it deems appropriate. Fair value pricing may require subjective determinations about the value of a security or other asset, and fair values used to determine the Fund’s NAV may differ from quoted or published prices, or from prices that are used by others, for the same investments. Also, the use of fair value pricing may not always result in adjustments to the prices of securities or other assets held by the Fund and it is possible that the fair value determined for a security may be materially different than the value that could be realized upon the sale of such security. Short-term debt securities, which have a maturity date of 60 days or less, are valued at amortized cost, which approximates fair value. The Prospectus provides additional information regarding the circumstances in which fair value pricing may be used and related information.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Investment Decisions and Portfolio Transactions

Investment decisions for the Fund are made with a view to achieving its investment objective. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved (including the Fund). Some securities considered for investment by the Fund also may be appropriate for other clients served by the Adviser. Thus, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. If a purchase or sale of securities consistent with the investment policies of the Fund and one or more of these clients is considered at or about the same time, transactions in such securities will be allocated among the Fund and clients in a manner deemed fair and reasonable by the Adviser. The Adviser will generally execute transactions for the Fund on an aggregated basis when the Adviser believes that to do so will allow it to obtain best execution and to negotiate more favorable commission rates or other transaction costs that might have otherwise been paid had such orders been placed independently. Aggregation, or “bunching,” describes a procedure whereby an investment adviser combines the orders of two or more clients into a single order for the purpose of obtaining better prices and lower execution costs.

Brokerage and Research Services

There is generally no stated commission in the case of securities traded on a principal basis in the over-the-counter markets, but the price paid by the Fund usually includes an undisclosed dealer commission or markup. In underwritten offerings, the price paid by the Fund includes a disclosed, fixed commission or discount retained by the underwriter or dealer. Transactions on U.S. stock exchanges and other agency transactions involve the payment by the Fund of negotiated brokerage commissions. Such commissions vary among different brokers. Also, a particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. Transactions in non-U.S. securities generally involve the payment of fixed brokerage commissions, which are generally higher than those in the United States. The purchase by the Fund of participations or assignments may be pursuant to privately negotiated transactions pursuant to which the Fund may be required to pay fees to the seller or forego a portion of payments in respect of the participation agreement.

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The Adviser places orders for the purchase and sale of portfolio securities, options and futures contracts and buys and sells such securities, options and futures for the Fund through a substantial number of brokers and dealers. In so doing, the Adviser uses its best efforts to obtain for the Fund the most favorable price and execution available, except to the extent it may be permitted to pay higher brokerage commissions as described below. In seeking the most favorable price and execution, the Adviser, having in mind the Fund’s best interests, considers all factors it deems relevant, including, price, the size of the transaction, the nature of the market for the security, the amount of the commission, the timing of the transaction taking into account market prices and trends, the reputation, experience and financial stability of the broker-dealer involved and the quality of service rendered by the broker-dealer in that or other transactions.

The Adviser places orders for the purchase and sale of portfolio securities, options and futures contracts and buys and sells such securities, options and futures for the Fund through multiple brokers and dealers. The Adviser will place trades for execution only with approved brokers or dealers. In effecting purchases and sales of portfolio securities for the accounts of the Fund, the Adviser will seek the best price and execution of the Fund’s orders. In doing so, the Fund may pay higher commission rates than the lowest available when the Adviser believes it is reasonable to do so in light of the value of the brokerage and research services provided by the broker effecting the transaction, as discussed below. Although the Fund may use a broker-dealer that sells Fund shares to effect transactions for the Fund’s portfolios, the Fund will not consider the sale of Fund shares as a factor when selecting broker-dealers to execute those transactions.

It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive research and brokerage products and services (together, “services”) from broker-dealers which execute portfolio transactions for the clients of such advisers. Consistent with this practice, the Adviser receives services from many broker-dealers with which the Adviser places the Fund’s portfolio transactions. These services, which in some cases also may be purchased for cash, may include, among other things, such items as general economic and security market reviews, industry and company reviews, evaluations of securities, recommendations as to the purchase and sale of securities, and services related to the execution of securities transactions. The advisory fees paid by the Fund are not reduced because the Adviser receives such services even though the receipt of such services relieves the Adviser from expenses they might otherwise bear. Research and brokerage services provided by broker-dealers chosen by the Adviser to place the Fund’s portfolio transactions may be useful to the Adviser in providing services to the Adviser’s other clients, although not all of these services may be necessarily useful and of value to the Adviser in managing the Fund. Conversely, research and brokerage services provided to the Adviser by broker-dealers in connection with trades executed on behalf of other clients of the Adviser may be useful to the Adviser in managing the Fund, although not all of these services may be necessarily useful and of value to the Adviser in managing such other clients.

In reliance on the “safe harbor” provided by Section 28(e) of the Exchange Act, the Adviser may cause the Fund to pay a broker-dealer which provides “brokerage and research services” (as defined for purposes of Section 28(e)) to the Adviser an amount of commission for effecting a securities transaction for the Fund in excess of the commission which another broker-dealer would have charged for effecting that transaction if the Adviser makes a good faith determination that the commissions are reasonable in relation to the value of brokerage and research services provided, viewed in terms of either a particular transaction or the Adviser’s overall responsibilities to all discretionary accounts.

The Adviser may place orders for the purchase and sale of exchange-listed portfolio securities with a broker-dealer that is an affiliate of the Adviser where, in the judgment of the Adviser, such firm will be able to obtain a price and execution at least as favorable as other qualified broker-dealers. Pursuant to rules of the SEC, a broker-dealer that is an affiliate of the Adviser may receive and retain compensation for effecting portfolio transactions for the Fund on a securities exchange if the commissions paid to such an affiliated broker-dealer by the Fund on exchange transactions do not exceed “usual and customary brokerage commissions.” The rules define “usual and customary” commissions to include amounts which are “reasonable and fair compared to the commission, fee or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time.”

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Because the Fund traded all of its securities on a principal basis during the fiscal period from December 10, 2013 through October 31, 2013 and during the fiscal year ending October 31, 2014, there are no commissions to disclose.

TAX STATUS

The following discussion of U.S. federal income tax consequences of investment in the Fund is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, and other applicable authority, as of the date of the preparation of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in the Fund. There may be other tax considerations applicable to particular shareholders. Shareholders should consult their own tax advisors regarding their particular situation and the possible application of federal, state, local and non-U.S. tax laws.

Taxation of the Fund

The Fund intends to qualify and be treated each year as a regulated investment company under Subchapter M of Chapter 1 of the Code. In order to qualify for the special tax treatment accorded regulated investment companies and their shareholders, the Fund must, among other things:

(a)
derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below);

(b)
diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested (x) in the securities (other than those of the U.S. government or other regulated investment companies) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below); and

(c)
distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid - generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt interest income for such year.

In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the regulated investment company. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” will be treated as qualifying income. A “qualified publicly traded partnership” is defined as a partnership (i) interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (ii) that derives less than 90% of its income from the qualifying income described in (a)(i) above. In general, such entities will be treated as partnerships for federal income tax purposes because they meet the passive income requirement under Section 7704(c)(2) of the Code. In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a regulated investment company with respect to items attributable to an interest in a qualified publicly traded partnership.

For purposes of the diversification test described in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above.

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Gains from foreign currencies (including foreign currency options, foreign currency swaps, foreign currency futures and foreign currency forward contracts) currently constitute qualifying income for purposes of the 90% good income test, described in (a) above. However, the Treasury Department has the authority to issue regulations (possibly with retroactive effect) excluding from the definition of “qualifying income” the Fund’s foreign currency gains to the extent that such income is not directly related to the Fund’s principal business of investing in stock or securities.

The Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a regulated investment company. An adverse determination or future guidance by the IRS might affect the Fund’s ability to qualify for such treatment. The tax treatment of certain investments under one or more of the qualification or distribution tests applicable to regulated investment companies may not be certain.

If the Fund qualifies as a regulated investment company that is accorded special tax treatment, the Fund generally will not be subject to federal income tax on its net investment company taxable income and net capital gains (that is, any net long-term capital gains in excess of the sum of net short-term capital losses, in each case determined with reference to any capital loss carryovers from prior years) distributed in a timely manner to its shareholders in the form of dividends (including Capital Gain Dividends, as defined below).

If the Fund were to fail to meet the income, diversification or distribution tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or if the Fund were otherwise to fail to qualify as a regulated investment company accorded special tax treatment for such year,, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. Some portions of such distributions could be eligible for the dividends received deduction in the case of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of the Fund’s shares (as described below). In addition,, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a regulated investment company that is accorded special tax treatment.

The Fund intends to distribute to its shareholders at least annually substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), any net tax-exempt income and any net capital gains. Investment company taxable income that is retained by the Fund will be subject to tax at regular corporate rates. The Fund may also retain for investment its net capital gain. If the Fund retains any net capital gain, it will be subject to tax at regular corporate rates on the amount retained, but the Fund may designate the retained amount as undistributed capital gains in a notice mailed within 60 days of the close of the Fund’s taxable year to its shareholders who, in turn, (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on properly-filed U.S. tax returns to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal under current law to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend, its taxable income and its earnings and profits, a regulated investment company may elect to treat any post-October capital loss (defined as any net capital loss attributable to the portion of the taxable year after October 31, or if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion of the taxable year after December 31) as if incurred in the succeeding taxable year.

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If the Fund fails to distribute in a calendar year an amount at least equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income for the one-year period ending on October 31 of such year, plus any retained amount for the prior year, the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts. For these purposes, ordinary gains and losses from the sale, exchange or other taxable disposition of property that would be properly taken into account after October 31 are treated as arising on January 1 of the following calendar year. For purposes of the excise tax, the Fund will be treated as having distributed any amount on which it has been subject to corporate income tax in the taxable year ending within the calendar year. A dividend paid to shareholders in January of a year generally is deemed to have been paid on December 31 of the preceding year, if the dividend is declared and payable to shareholders of record on a date in October, November or December of that preceding year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to do so.

Fund Distributions

Shareholders subject to U.S. federal income tax will be subject to tax on dividends received from the Fund, regardless of whether received in cash or reinvested in additional shares. Such distributions generally will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. Distributions received by tax-exempt shareholders generally will not be subject to U.S. federal income tax to the extent permitted under applicable tax law.

For U.S. federal income tax purposes, distributions of investment income generally are taxable to shareholders as ordinary income. Taxes to shareholders on distributions of capital gains are determined by how long the Fund owned (and is treated for U.S. federal income tax purposes as having owned) the investments that generated them, rather than how long a shareholder has owned his or her shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) generally will be taxable to shareholders as long-term capital gains, includible in net capital gain and taxed to individuals at reduced rates. Distributions of net short-term capital gain (as reduced by any long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income. As required by federal law, detailed federal tax information with respect to each calendar year will be furnished to each shareholder early in the succeeding year.

The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot finally be determined until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s “current and accumulated earnings and profits” (generally, the net investment income and net capital gains of the Fund with respect to that year), in which case the excess generally will be treated as a return of capital, which will be tax-free to the holders of the shares, up to the amount of the shareholder’s tax basis in the applicable shares, with any amounts exceeding such basis treated as gain from the sale of such shares.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years without expiration to offset capital gains, if any realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund must apply such carryforwards first against gains of the same character. The Fund’s available capital loss carryfowards, if any, will be set forth in their annual shareholder reports for each fiscal year.

“Qualified dividend income” received by an individual will be taxed at the rates applicable to net capital gain. In order for some portion of the dividends received by the Fund shareholder to be “qualified dividend income,” the Fund must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the Fund’s shares. In general, a dividend will not be treated as qualified dividend income (at either the Fund or shareholder level) (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date that is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date), (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest, or (4) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (b) treated as a passive foreign investment company.

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In general, distributions of investment income reported by the Fund as derived from qualified dividend income will be treated as qualified dividend income by a shareholder taxed as an individual, provided both the shareholder and the Fund meet the holding period and other requirements described above. If the aggregate qualified dividends received by the Fund during any taxable year are 95% or more of its gross income (excluding net long-term capital gain over net short-term capital loss), then 100% of the Fund’s dividends (other than Capital Gain Dividends) will be eligible to be treated as qualified dividend income.

In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the 70% dividends received deduction generally available to corporations to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year. A dividend received by the Fund will not be treated as a dividend eligible for the dividends-received deduction (1) if it has been received with respect to any share of stock that the Fund has held for less than 46 days (91 days in the case of certain preferred stock) during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend (during the 181-day period beginning 90 days before such date in the case of certain preferred stock) or (2) to the extent that the Fund is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, the dividends-received deduction may otherwise be disallowed or reduced (1) if the corporate shareholder fails to satisfy the foregoing requirements with respect to its shares of the Fund or (2) by application of various provisions of the Code (for instance, the dividends-received deduction is reduced in the case of a dividend received on debt-financed portfolio stock (generally, stock acquired with borrowed funds)).

Any distribution of income that is attributable to (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.

Section 1411 of the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. The details of the implementation of this tax remain subject to future guidance. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains as described above, and (ii) any net gain from the sale, redemption or exchange of Fund shares. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.

Taxable shareholders should note that the timing of their investment or redemptions could have undesirable tax consequences. Dividends and distributions on shares of the Fund are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains (“current and accumulated earnings and profits”), even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when the net asset value of the Fund reflects either unrealized gains, or realized and undistributed income or gains, that were therefore included in the price the shareholder paid. Such realized income or gains may be required to be distributed regardless of whether the Fund’s net asset value also reflects unrealized losses. Such distributions may reduce the fair market value of the Fund’s shares below the shareholder’s cost basis in those shares.

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Sale, Exchange or Redemption of Shares

The repurchase, sale or exchange of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shareholder has held the shares for more than 12 months. Otherwise, the gain or loss generally will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any Capital Gain Dividends received (or deemed received) by the shareholder with respect to those shares. All or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed under the Code’s “wash sale” rule if other substantially identical shares of the Fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

Shareholders who offer all of the shares they hold or are deemed to hold in response to a Periodic Repurchase Offer (see “Periodic Repurchase Offers” in the Prospectus) generally will be treated as having sold their shares and generally will recognize a capital gain or loss, as described in the preceding paragraph. However, if a shareholder tenders fewer than all of its shares, such shareholder may be treated as having received a distribution under Section 301 of the Code (“Section 301 distribution”) unless the redemption is treated as being either (i) “substantially disproportionate” with respect to such shareholder or (ii) otherwise “non essentially equivalent to a dividend” under the relevant rules of the Code. A Section 301 distribution is no treated as a sale or exchange giving rise to capital gain or loss, but rather is treated as a dividend to the extent supported by the Fund’s current and accumulated earnings and profits, with the excess treated as a return of capital reducing the shareholder’s tax basis in its Fund shares, and thereafter as capital gain. Where a redeeming shareholder is treated as receiving a dividend, there is a risk that other shareholders of the Fund whose percentage interests in the Fund increase as a result of such redemption will be treated as having received a taxable distribution from the Fund.

The Fund’s use of cash to repurchase shares could adversely affect the Fund’s ability to satisfy the distribution requirements for qualification as a regulated investment company. The Fund could also recognize income in connection with the liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements were satisfied.

Passive Foreign Investment Companies

Equity investments by the Fund in passive foreign investment companies (“PFICs”) could potentially subject the Fund to a U.S. federal income tax or other charge (including interest charges) on the distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC. This tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to avoid the imposition of that tax. For example, if the Fund is in a position to and elects to treat a PFIC as a “qualified electing fund” (i.e., make a “QEF election”), the Fund will be required to include its share of the PFIC’s income and net capital gains annually, regardless of whether it receives any distribution from the PFIC. Alternatively, the Fund may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return. Dividends paid by PFICs will not be eligible to be treated as “qualified dividend income.”

A PFIC is any foreign corporation: (i) 75% or more of the gross income of which for the taxable year is passive income, or (ii) the average percentage of the assets of which (generally by value, but by adjusted tax basis in certain cases) that produce or are held for the production of passive income is at least 50%. Generally, passive income for this purpose means dividends, interest (including income equivalent to interest), royalties, rents, annuities, the excess of gains over losses from certain property transactions and commodities transactions, and foreign currency gains. Passive income for this purpose does not include rents and royalties received by the foreign corporation from active business and certain income received from related persons. It is not always possible to identify a foreign corporation as a PFIC, and the Fund may therefore incur the tax and interest charges described above in some instances.

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Controlled Foreign Corporations

Certain of the foreign issuers in which the Fund invests may be “controlled foreign corporations” (“CFCs”) for U.S. federal income tax purposes. A U.S. person who owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of stock of a foreign corporation is a “U.S. Shareholder” for purposes of the CFC provisions of the Code. Generally, a foreign corporation is a CFC if, on any day of its taxable year, more than 50% of the voting power or value of its stock is owned (directly, indirectly or constructively) by “U.S. Shareholders.” If the Fund is a “U.S. Shareholder” of a CFC, the Fund will be required to include in gross income for U.S. federal income tax purposes all of the CFC’s “subpart F income” (defined below), whether or not such income is distributed by the CFC. “Subpart F income” generally includes interest, original issue discount, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans, net gains from transactions (including futures, forward and similar transactions) in commodities, and net payments received with respect to equity swaps and similar derivatives. Subpart F income is treated as ordinary income, regardless of the character of the CFC’s underlying income. Net losses incurred by a CFC during a tax year do not flow through to the Fund and thus will not be available to offset income or capital gain generated from the Fund’s other investments. In addition, net losses incurred by a CFC during a tax year generally cannot be carried forward by the CFC to offset gains realized by it in subsequent tax years. The Fund’s recognition of any subpart F income from an investment in a CFC will increase the Fund’s tax basis in such CFC. Distributions by the CFC to the Fund will be tax-free, to the extent of the CFC’s previously undistributed subpart F income, and will correspondingly reduce the Fund’s tax basis in the CFC, and any distributions in excess of the Fund’s tax basis in such CFC will be treated as realized gain. To the extent the Fund recognizes subpart F income in excess of actual cash distributions from a CFC, the Fund may be required to sell assets (including when it is not advantageous to do so) to generate the cash necessary to distribute as dividends to its shareholders all of its income and gains and therefore to eliminate any tax liability at the Fund level.

Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at the close of the taxable year consists of the securities of foreign corporations, the Fund may elect to permit shareholders to claim a credit or deduction on their income tax returns for their pro rata portions of qualified taxes paid by the Fund to foreign countries in respect of foreign securities that the Fund has held, under Code rules, for at least the minimum period specified in the Code. For this purpose, “securities of foreign corporations: generally includes securities of foreign governments. In such a case, shareholders will include in gross income from foreign sources their pro rata shares of such taxes paid by the Fund. A shareholder’s ability to claim an offsetting foreign tax credit or deduction in respect of such foreign taxes is subject to certain limitations imposed by the Code, which may result in the shareholder’s not receiving a full credit or deduction (if any) for the amount of such taxes. For example, shareholders who do not itemize on their U.S. federal income tax returns may claim a credit but not a deduction for such foreign taxes. Even if the Fund were eligible to make such an election for a given year, it may determine not to do so. Shareholders that are not subject to U.S. federal income tax, and those who invest in the Fund through tax-advantaged accounts (including those who invest through individual retirement accounts or other tax-advantaged retirement plans), generally will receive no benefit from any tax credit or deduction passed through by the Fund.

Original Issue Discount and Market Discount

Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and all zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in the Fund’s taxable income (and required to be distributed by the Fund) over the term of the debt obligation, even though payment of that amount is not received until a later time (i.e., upon partial or full repayment or disposition of the debt security) or is received in kind rather than in cash. Increases in the principal amount of an inflation-indexed bond will be treated as OID.

Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. The rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects. In the case of higher-risk securities, the amount of market discount may be unclear. See “Higher-Risk Securities” on page [  ].

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Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price), or OID in the case of certain types of debt obligations. Generally, the Fund will be required to include the acquisition discount, or OID, in income (as ordinary income) over the term of the debt obligation, even though payment of that amount is not received until a later time(i.e., upon partial or full repayment or disposition of the debt security) or is received in kind rather than in cash. The Fund may make one or more of the elections applicable to debt obligations having acquisition discount, or OID, which could affect the character and timing of recognition of income.

If the Fund holds the foregoing kinds of securities, it may be required to pay out as an income distribution each year an amount that is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution than they would in the absence of such transactions.

Securities Purchased at a Premium

Very generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity – that is, at a premium – the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds, the Fund is permitted to deduct any remaining premium allocable to a prior period.

Higher-Risk Securities

Investments in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as whether, when or to what extent the Fund should recognize market discount on a debt obligation; when the Fund may cease to accrue interest, OID or market discount; when and to what extent deductions may be taken for bad debts or worthless securities; and how payments received on obligations in default should be allocated between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its eligibility for treatment as a regulated investment company and does not become subject to U.S. federal income or excise tax.

Issuer Deductibility of Interest

 A portion of the interest paid or accrued on certain high yield discount obligations owned by the Fund may not be deductible to (and thus, may affect the cash flow of) the issuer. If a portion of the interest paid or accrued on certain high yield discount obligations is not deductible, that portion will be treated as a dividend for purposes of the corporate dividends received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent of the deemed dividend portion of such accrued interest. Interest paid on debt obligations owned by the Fund, if any, that are considered for U.S. tax purposes to be payable in the equity of the issuer or a related party will not be deductible to the issuer, possibly affecting the cash flow of the issuer.

Derivative Transactions

The Fund’s transactions in derivative instruments, as well as any of its other hedging, short sale, securities loan or similar transactions, may be subject to one or more special tax rules (including mark-to-market, constructive sale, notional principal contract, straddle, wash sale and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital or as short-term or long-term, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities. These rules, therefore, could affect the amount, timing and character of distributions to shareholders. Because these and other tax rules applicable to the Fund’s investments are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a regulated investment company and avoid a Fund-level tax.

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Certain of the Fund’s investments in derivative instruments and in foreign-currency denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between the Fund’s book income and the sum of its taxable income and net tax-exempt income (if any). If the Fund’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the Fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment and to avoid a Fund-level tax. If, in the alternative, the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income (if any), the distribution (if any) of such excess will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset.

Tax-Exempt Shareholders

Income of a regulated investment company that would be UBTI if earned directly by a tax-exempt entity will not generally be attributed as UBTI to a tax-exempt shareholder of a regulated investment company. Notwithstanding this “blocking” effect, a tax-exempt shareholder could recognize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Code Section 514(b).

Foreign Currency Transactions

The Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions. Such ordinary income treatment may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.

Non-U.S. Shareholders

Capital Gain Dividends are generally not subject to withholding of U.S. federal income tax. Absent a specific statutory exemption, dividends other than Capital Gain Dividends paid by the Fund to a shareholder that is not a “U.S. person” within the meaning of the Code (such shareholder, a “foreign shareholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign source dividend and interest income) that, if paid to a foreign shareholder directly, would not be subject to withholding.

Effective for distributions with respect to taxable years of the Fund beginning before January 1, 2015, a regulated investment company is not required to withhold any amounts (i) with respect to distributions (other than distributions to a foreign shareholder (w) that does not provide a satisfactory statement that the beneficial owner is not a U.S. person, (x) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (y) that is within certain foreign countries that have inadequate information exchange with the United States, or (z) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation) from U.S.-source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders (“interest-related dividends”), and (ii) with respect to distributions (other than (a) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution and (b) distributions subject to special rules regarding the disposition of U.S. real property interests as described below) of net short-term capital gains in excess of net long-term capital losses to the extent such distributions are properly reported by the Fund (“short-term capital gain dividends”). The Fund is permitted to report such part of its dividends as interest-related or short-term capital gain dividends as are eligible, but is not required to do so. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders. These exemptions from withholding will not be available to foreign shareholders of the Fund if it does not currently report its dividends as interest-related or short-term capital gain dividends.

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The exemption from withholding for interest-related and short-term capital gain dividends will expire for distributions with respect to taxable years of the Fund beginning on or after January 1, 2015. It is currently unclear whether Congress will extend this exemption from withholding for interest-related and short-term capital gain dividends for distributions with respect to taxable years of the Fund beginning on or after January 1, 2015, or what the terms of such an extension would be, including whether such extension would have retroactive effect.

Foreign shareholders should contact their intermediaries regarding the application of these rules to their accounts.

Under U.S. federal tax law, a foreign shareholder generally is not, , subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund or on Capital Gain Dividends unless (i) such gain or Capital Gain Dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met.

Foreign shareholders should consult their tax advisors and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund. Foreign shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisors.

In order to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). Foreign shareholders in the Fund should consult their tax advisers in this regard.

Special rules (including withholding and reporting requirements) apply to foreign partnership and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund Shares through foreign entities should consult their tax advisers about their particular situation. A beneficial holder of shares who is a foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the federal tax on income referred to above.

Backup Withholding

The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any individual shareholder (i) who fails to properly furnish the Fund with a correct taxpayer identification number, (ii) who has under-reported dividend or interest income, or (iii) who fails to certify to the Fund that he or she is not subject to such withholding. The backup withholding tax rate is 28%.

Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS.

Other Reporting and Withholding Requirements

Sections 1471-1474 of the Code and the U.S. Treasury Regulations and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”). If a shareholder fails to provide this information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on ordinary dividends it pays after June 30, 2014 (or, in certain cases, after later dates), and 30% of the gross proceeds of share redemptions or exchanges and certain Capital Gain Dividends it pays after December 31, 2016. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., Capital Gain Dividends).

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Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.

Tax Deferred Plans

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of the Fund as an investment through such plans and the precise effect of such an investment on their particular tax situation.

Tax Shelter Reporting Regulations

Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to the Fund’s shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Shareholder Reporting Obligations with Respect to Foreign Bank and Financial Accounts

Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund by vote or value could be required to report annually their “financial interest” in the Fund’s “foreign financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts. Shareholders should consult a tax adviser, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.

Tax Basis Information

The Fund (or its administrative agent) must report to the IRS and furnish to Fund shareholders the cost basis information and holding period for Fund shares purchased on or after January 1, 2012, and redeemed on or after that date. The Fund will permit Fund shareholders to elect from among several IRS-accepted cost basis methods, including average cost. In the absence of an election, shareholder cost basis will be determined under the default method selected by the Fund. The cost basis method a shareholder elects (or the cost basis method applied by default) may not be changed with respect to a redemption of shares after the settlement date of the redemption. Fund shareholders should consult with their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.

Shareholders should consult their own tax advisers as to the state or local tax consequences of investing in the Fund.

DESCRIPTION OF THE TRUST

The Trustees are responsible for the management and supervision of the Trust. The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Fund or other series of the Trust with or without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series and classes without further action by shareholders. As of the date of this SAI, the Fund is the only series of the Trust. To the extent permissible by law, additional series may be added in the future.

The shares of the Fund represent an equal proportionate interest in the net assets attributable to such shares of the Fund. Shareholders have certain exclusive voting rights on matters relating to their respective distribution plan, if any. Different classes of the Fund, if any, may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

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Unless otherwise required by the 1940 Act or the Declaration of Trust, the Trust has no intention of holding annual meetings of shareholders. Trust shareholders may remove a Trustee by the affirmative vote of at least two-thirds of the Trust’s outstanding shares and the Trustees shall promptly call a meeting for such purpose when requested to do so in writing by the record holders of a majority of the outstanding shares of the Trust. Shareholders may, under certain circumstances, communicate with other shareholders in connection with requesting a special meeting of shareholders. However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.

In the event of liquidation, shareholders of each Class are entitled to share pro rata in the net assets of the applicable Fund available for distribution to these shareholders. Shares entitle their holders to one vote per share (and fractional votes for fractional shares), are freely transferable and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable.

The Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust. The Declaration of Trust further provides for indemnification out of the Fund’s property for all loss and expense of any shareholder held personally liable for the obligations of the Fund by reason of owning shares of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which the disclaimer is inoperative and the Fund itself would be unable to meet its obligations.

The Declaration of Trust further provides that the Board will not be liable for errors of judgment or mistakes of fact or law. However, nothing in the Declaration of Trust protects a Trustee against any liability to which the Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Declaration of Trust of the Trust provides for indemnification by the Trust of Trustees and officers of the Trust, however, such persons may not be indemnified against any liability to the Trust or the Trust’s shareholders to whom he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

The Fund reserves the right to reject any purchase order application that conflicts with the Fund’s internal policies or the policies of any regulatory authority. The Fund does not accept starter, credit card or third party checks. All checks returned by the post office as undeliverable will be reinvested at NAV in the Fund from which a redemption was made or dividend paid. Information provided on the account application may be used by the Fund to verify the accuracy of the information or for background or financial history purposes. A joint account will be administered as a joint tenancy with right of survivorship, unless the joint owners notify the transfer agent of a different intent. A shareholder’s account is governed by the laws of the State of Delaware. For telephone transactions, the transfer agent will take measures to verify the identity of the caller, such as asking for name, account number, Social Security or other taxpayer ID number and other relevant information. If appropriate measures are taken, the transfer agent is not responsible for any loss that may occur to any account due to an unauthorized telephone call. Also for your protection telephone redemptions are not permitted on accounts whose names or addresses have changed within the past 30 days. Proceeds from telephone transactions can only be mailed to the address of record.

OTHER INFORMATION

Miscellaneous

The Prospectus and this SAI do not contain all the information included in the Registration Statement filed with the SEC under the 1933 Act with respect to the securities offered by the Prospectus. Certain portions of the Registration Statement have been omitted from the Prospectus and this SAI pursuant to the rules and regulations of the SEC. The Registration Statement including the exhibits filed therewith may be examined at the office of the SEC in Washington, D.C.

Statements contained in the Prospectuses or in this SAI as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which the Prospectuses and this SAI form a part, each such statement being qualified in all respects by such reference.

In the interest of economy and convenience, the Fund does not issue certificates representing the Fund’s Shares. Instead, the Transfer Agent maintains a record of each shareholder’s ownership. Each shareholder receives confirmation of purchase and repurchase orders from the Transfer Agent. Fund Shares and any dividends and distributions paid by the Fund are reflected in account statements from the Transfer Agent.

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FINANCIAL STATEMENTS

The audited financial statements and notes thereto in the Fund’s Annual Report to Shareholders for the fiscal period ended on October 31, 2014, as filed with the SEC on [     ], 2014 (File No. 811-22870) (the “Annual Report”), are incorporated into this SAI by reference. The financial statements included in the Annual Report have been audited by [     ], whose report thereon is also incorporated herein by reference. No other parts of the Annual Report are incorporated by reference herein. Copies of the Annual Report may be obtained at no charge by calling the Fund at (855) 609-3680.

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APPENDIX A

SECURITIES RATINGS

The rating of a rating service represents the service’s opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer. Consequently, the Adviser believes that the quality of debt securities in which the Fund invests should be continuously reviewed. A rating is not a recommendation to purchase, sell or hold a security, because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the ratings services from other sources, which they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons.

The following is a description of the characteristics of ratings used by Moody’s and Standard & Poor’s.

Moody’s Ratings*

Aaa— Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa—Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A—Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.

Baa—Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba—Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B—Obligations rated B are considered speculative and are subject to high credit risk.

Caa—Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca—Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C—Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

*Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Standard & Poor’s Ratings*

AAA—An obligation rated ‘AAA’ has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA—An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

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A—An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB—An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB; B; CCC; CC; and C—Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB—An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B—An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC—An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC—An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred, but Standard & Poor’s expects default to be a virtual certainty, regardless of the anticipated time to default.

C—An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D—An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor’s believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

NR—This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

* The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

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APPENDIX B

STONE RIDGE ASSET MANAGEMENT LLC
PROXY VOTING POLICIES AND PROCEDURES

I.             Governing Standards

Adviser has adopted written proxy voting policies and guidelines (“the Proxy Policy”) as required under Rule 206(4)-6 (the “Rule”) of the Investment Advisers Act of 1940 (“Advisers Act”). In addition to covering the voting of equity securities, the Proxy Policy also applies generally to voting and/or consent rights of fixed income securities, including but not limited to, plans of reorganization, waivers and consents under applicable indentures. The Proxy Policy, which has been designed to ensure that Adviser votes proxies in the best interest of its clients and provides clients with information about how their proxies are voted, contains procedures to mitigate conflicts of interests between clients and Adviser and its advisory affiliates1 when voting proxies.

II.            Policy

The Proxy Policy applies to those client accounts that contain voting securities and for which Adviser has been delegated the authority to vote client proxies. When voting proxies for client accounts, Adviser’s primary objective is to make voting decisions solely in the best interest on behalf of all clients for which it manages assets. The Adviser has selected an unaffiliated third party proxy research and voting service, Institutional Shareholder Services Inc. (“ISS” or “Proxy Voting Service”) to assist it in researching, recordkeeping and voting of proxies. With respect to each proxy received, the Proxy Voting Service researches the financial implications of the proposals and provides a recommendation to Adviser as to how to vote on each proposal based on the Proxy Voting Service’s research of the individual facts and circumstances and the Proxy Voting Service’s application of its research findings to a set of guidelines, ISS’ U.S. Proxy Voting Summary Guidelines. These guidelines have been approved by Adviser, and though Adviser intends to vote consistent with the voting recommendation of the Proxy Voting Service, upon the recommendation of the applicable portfolio managers, Adviser may determine to override any recommendation made by the Proxy Voting Service or abstain from voting. In the event that the Proxy Voting Service does not provide a recommendation with respect to a proposal, Adviser may determine to vote on the proposals directly.

With respect to the voting of proxies relating to fixed income securities or other debt instruments, the Proxy Policy does not apply, however, to consent rights that primarily entail decisions to buy or sell investments, such as tender or exchange offers, conversions, put options, redemption and Dutch auctions. The Proxy Policy is designed and implemented in a manner reasonably expected to ensure that voting and consent rights are exercised in the best interests of the Funds and their shareholders.

Adviser may determine not to vote a proxy for a debt or equity security if: (1) the effect on the applicable economic interests or the value of the portfolio holding is insignificant in relation to an individual’s account portfolio or in the aggregate with all clients; (2) the cost of voting the proxy outweighs the possible benefit to the applicable account, including, without limitation, situations where a jurisdiction imposes share blocking restrictions which may affect the ability of the portfolio managers to effect trades in the related security; or (3) Adviser otherwise has determined that it is consistent with its fiduciary obligations not to vote the proxy.

In addition, neither Adviser nor the Proxy Voting Service will be able to vote for any securities on loan by an account. In the event that Adviser is aware of a material vote on behalf of the mutual fund and Adviser has the ability to call back loans and is aware of the securities on loan by the custodian, Adviser may call back the loan and vote the proxy if time permits.

Adviser will not accept direction on how to vote individual proxies for which it has voting responsibility from any other person or organization other than the research and information provided by its independent Proxy Voting Service, subject to specific provisions in a client’s account documentation related to exception voting. In fulfilling its obligations to clients, Adviser will act in a manner deemed to be prudent and diligent and which is intended to enhance the economic value of the underlying securities held in client accounts.

1A firm’s advisory affiliates are defined in this Policy to include: 1) all officers, partners, directors (or any person performing similar functions); 2) all persons directly or indirectly controlling or controlled by the adviser; and 3) all current employees.

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III.          Conflicts of Interest Procedures

For voting of securities, Adviser believes that application of the guidelines to vote proxies should, in most cases, adequately address any possible conflicts of interest since the guidelines are predetermined. However, the potential for conflicts of interest exists to the extent the portfolio managers have discretion to vote differently than the guidelines. As a general practice, Adviser will vote in accordance with the voting recommendation provided by the Proxy Voting Service. In the event that Adviser wishes to vote against the independent voting recommendation, Adviser requires Chief Compliance Officer (“CCO”) approval prior to a vote being cast.

For voting of fixed income securities, Adviser believes the potential for material conflicts of interest to arise between the interests of the client and the interests of Adviser is limited. However, there may be a potential for a conflict of interest which Adviser or its related persons or entities may be a named party to, or participating in a bankruptcy work-out or other similar committee with respect to the issuer. In such instances the portfolio manager must notify the CCO prior to casting any decision on behalf of clients.

Upon the identification or notice received by the CCO that there is a conflict of interest with respect to casting a vote, the CCO will discuss the proxy with the relevant portfolio manager(s) and other senior management in order to determine if the conflict is material. In instances where a portfolio manager proposes to vote a proxy inconsistent with the Guidelines and a potential immaterial conflict is identified, the CCO will review the proxy votes in order to determine whether a portfolio manager’s voting rationale appears reasonable. Upon the detection of a material conflict of interest, the CCO has final decision-making authority regarding Adviser’s course of action for the proxy. The CCO’s determination will be based on maximizing value for Adviser’s Clients.

IV.          Voting Guidelines

For accounts that invest in voting securities, Adviser has approved the ISS’ U.S. Proxy Voting Summary Guidelines. These guidelines are intended to provide a general overview of ISS’ United States Policy Guidelines by highlighting the key policies that ISS applies to companies listed in the United States. However, ISS’ analysis is on a case-by-case basis, taking into consideration sector, industry and business performance factors.

For a list of the voting guidelines please visit:

http://www.issgovernance.com/policy/2013/policy_information

V.            Amendment

Adviser may, from time to time, amend this Policy, and/or adopt such interpretations of this Policy as it deems appropriate provided, however, that such changes are approved by Adviser management.

Adviser will supervise and periodically review its proxy voting activities and the implementation of the Proxy Policy. All reports and any other information filed with Adviser pursuant to this Policy shall be treated as confidential, except that the same may be disclosed to Adviser’s management, any regulatory or self-regulatory authority or agency upon its request, or as required by law or court or administrative order. All records of Adviser’s proxy voting policies and voting activity are retained in accordance with Rule 204 2(C)(2) of the Advisers Act.

VI.          Information Available to Clients

If you require additional information on this policy or on how proxies were voted, please contact the CCO.

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PART C:  OTHER INFORMATION

Item 25.   Financial Statements and Exhibits

(1)           Financial Statements:

To be filed by amendment.

(2)          Exhibits:

(a)	(1)
Certificate of Trust of the Registrant, dated as of July 17, 2013, incorporated by reference to Exhibit (a)(1) filed with the Registrant’s Registration Statement on Form N-2, as filed with the Securities and Exchange Commission (“SEC”) via EDGAR on July 18, 2013.

	(2)
Amended and Restated Agreement and Declaration of Trust of the Registrant, dated as of October 17, 2014, incorporated by reference to Exhibit (a)(2) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on December 5, 2014.

(b)		By-Laws of the Registrant, incorporated by reference to Exhibit (b) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on July 18, 2013.
(c)		Not applicable.
(d)	(1)	See portions of Agreement and Declaration of Trust relating to shareholders’ rights.
	(2)	See portions of By-Laws relating to shareholders’ rights.
(e)		Not applicable.
(f)		Not applicable.
(g)
Investment Management Agreement between Stone Ridge Reinsurance Risk Premium Interval Fund (the “Reinsurance Fund”) and Stone Ridge Asset Management LLC (“SRAM”), incorporated by reference to Exhibit (g) filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 15, 2013.

(h)	(1)
Distribution Agreement between the Registrant and Quasar Distributors, LLC (the “Distributor”), incorporated by reference to Exhibit (h) filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 15, 2013.

(i)		Not applicable.
(j)
Custody Agreement, incorporated by reference to Exhibit (j) filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 15, 2013.

(k)	(1)
Fund Administration Servicing Agreement, incorporated by reference to Exhibit (k)(1) filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 15, 2013.

	(2)
Transfer Agency Agreement, incorporated by reference to Exhibit (k)(2) filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 15, 2013.

(3)
Amended and Restated Services Agreement between the Reinsurance Fund and SRAM, incorporated by reference to Exhibit (k)(3) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on December 5, 2014.

(l)		Opinion and consent of counsel, previously filed.
(m)		Not applicable.
(n)		Consent of Independent Registered Public Accounting Firm, to be filed by amendment.
(o)		Not applicable.
(p)
Agreement for providing initial capital, incorporated by reference to Exhibit (p) filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 15, 2013.

(q)		Not applicable.
(r)	(1)
Code of Ethics of Stone Ridge Trust II, incorporated by reference to Exhibit (r)(1) filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 15, 2013.

(2)
Code of Ethics of SRAM, incorporated by reference to Exhibit (r)(2)  filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 15, 2013.

(s)
Power of Attorney, incorporated by reference to Exhibit(s) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on December 5, 2014, and with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 15, 2013.

Item 26.   Marketing Arrangements

See Distribution Agreement, incorporated by reference to Exhibit (h) filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 15, 2013.

Item 27.   Other Expenses of Issuance or Distribution

Securities and Exchange Commission fees	$173,027.61
Printing and engraving expenses	$11,000
Legal fees	$28,000
Accounting expenses	$0

Total	$212,027.61

Item 28.   Persons Controlled by or under Common Control with Registrant

 None

Item 29.   Number of Holders of Securities

Set forth below is the number of record holders as of November 18, 2014 of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest, $0.001 par value per share	5, 342

Item 30.   Indemnification

The Registrant's Amended and Restated Agreement and Declaration of Trust, filed herewith, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers, employees and other “Covered Persons” (including their respective heirs, assigns, successors or other legal representatives) to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).

The Registrant’s Distribution Agreement, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Further, the Investment Management Agreement with SRAM, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of SRAM and its personnel under certain circumstances.

Registrant's Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.   Business and Other Connections of Investment Advisor

Stone Ridge Asset Management LLC (“SRAM”), is a Delaware limited liability company that offers investment management services and is a registered investment adviser.  In addition to advising the Reinsurance Fund, SRAM is the investment adviser to each series of Stone Ridge Trust.  SRAM’s offices are located at 405 Lexington Avenue, 55th Floor, New York, NY 10174.  Information as to the officers and directors of SRAM is included in its current Form ADV (File No. 801-77228) filed with the SEC.

Item 32.   Location of Accounts and Records

All accounts, books and other documents required by Rule 31(a) under the Investment Company Act of 1940 are maintained at the offices, as applicable of: (1) the Registrant, (2) SRAM, (3) the Registrant’s custodian, and (4) the Registrant’s administrator.

1.	Stone Ridge Trust II
405 Lexington Avenue, 55th Floor
New York, NY 10174

2.	Stone Ridge Asset Management LLC
405 Lexington Avenue, 55th Floor
New York, NY 10174

3.	US Bank, N.A.
1555 N. Rivercenter Drive, Suite 302
Milwaukee, Wisconsin 53212

4.	U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Item 33.   Management Services
 Not applicable.

Item 34.   Undertakings

 1.  Not applicable.

 2.  Not applicable.

 3.  Not applicable.

 4.  The Registrant undertakes:

 a.  to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2) To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d. Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not applicable.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 29th day of December, 2014.

STONE RIDGE TRUST II

By:	/s/ Jane Korach
Jane Korach
Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in their capacities and on the dates indicated.

Signature	Title	Date
*	Trustee, President (Principal Executive Officer)	December 29, 2014
Ross Stevens

*	Treasurer (Principal Financial Officer)	December 29, 2014
Patrick Kelly

*	Trustee	December 29, 2014
Daniel Charney

*	Trustee
Jeffery Ekberg*		December 29, 2014

*Power of Attorney

*By:	/s/ Jane Korach
Jane Korach Attorney in Fact